Form 10-K, Exhibit 13
period 1996-12-31
BOYD BROS TRANSPORTATION INC
filed 1997-03-26
CIK 920907

                                                                      EXHIBIT 13


SELECTED FINANCIAL DATA

The following tables set forth selected financial data and selected pro forma financial data of the Company. The selected financial data presented below for the five year period ended December 31, 1996, are derived from the Company's audited financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis," the Financial Statements and Notes thereto.

                                                                Year Ended December 31,
                                                  ----------------------------------------------------
(in thousands, except per share data)             1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
   OPERATING REVENUES                          $ 65,523    $ 61,866    $ 59,132    $ 50,340    $ 42,403
     Operating expenses:
       Salaries, wages and employee benefits     28,420      27,573      24,800      20,610      17,152
       Non-cash compensation expense(1)                                                 947         806
       Operating supplies                        19,550      17,156      15,042      13,180      11,551
       Taxes and licenses                         2,222       1,823       1,922       1,934       1,664
       Insurance and claims                       3,379       3,210       3,669       3,065       2,396
       Communications and utilities               1,186       1,022         927         776         706
       Depreciation and amortization              8,261       7,296       6,451       5,516       4,792
       Rent                                         202         154         136         136          94
       Gain on disposition of property
         and equipment, net                        (805)       (648)       (410)       (272)       (347)
       Environmental remediation(2)                  19        (294)        800          --          --
       Other                                        439         474         523         544         485
                                               --------    --------    --------    --------    --------
         Total operating expenses                62,873      57,765      53,860      46,436      39,299
                                               --------    --------    --------    --------    --------
     Operating income                             2,650       4,101       5,272       3,904       3,104
     Interest income                                164          82          54         106         135
     Interest expense                            (1,408)       (781)       (806)       (901)       (871)
     Other                                           --          --          70          --        (223)
                                               --------    --------    --------    --------    --------
     Income before income taxes                   1,406       3,402       4,590       3,109       2,145
     Income taxes                                   579       1,227       6,544          47          31
                                               --------    --------    --------    --------    --------
     Income (loss) before cumulative
       effect of accounting change                  828       2,125      (1,954)      3,062       2,114
     Cumulative effect of accounting change          --          --          --         157          --
                                               --------    --------    --------    --------    --------
     Net income (loss)                         $    828    $  2,125    $ (1,954)   $  3,219    $  2,114
                                               ========    ========    ========    ========    ========
     Net income (loss) per share               $    .22    $    .56    $   (.55)   $   1.07    $    .70
                                               ========    ========    ========    ========    ========
     Dividends paid(3)                         $     --    $     --    $  2,525    $  1,253    $    502
                                               ========    ========    ========    ========    ========

   PRO FORMA INCOME DATA (Unaudited)(4):
     Income before income taxes                                        $  4,590    $  3,109    $  2,145
     Pro forma income taxes                                               1,762       1,313         965
                                                                       --------    --------    --------
     Pro forma net income                                              $  2,828    $  1,796    $  1,180
                                                                       ========    ========    ========
     Pro forma net income per share                                    $    .80    $    .60    $    .39
                                                                       ========    ========    ========

SELECTED FINANCIAL DATA


(1) Reflects non-cash compensation expense attributable to stock options previously granted to the Chairman of the Board and the President of the Company.

(2) Reflects an operating expense (credit) accrued for environmental remediation during 1995. See Note 6 to Financial Statements.

(3) Distributions primarily to fund tax liabilities resulting from the Company's S Corporation status were made to the Company's stockholders in each year between 1990 and 1994, prior to the termination of the Company's S Corporation status on March 30, 1994. See Note 8 to Financial Statements.

(4) Between January 1, 1987 and March 30, 1994, the Company was treated as an S Corporation for federal and certain state income tax purposes. As a result, the Company's taxable earnings for 1989 through 1993, and the first quarter of 1994, were taxed for federal and certain state income tax purposes directly to the Company's then-existing stockholders. On March 30, 1994, the Company terminated its S Corporation status and became subject to federal and certain additional state income taxes. For informational purposes, unaudited pro forma net income data is provided to reflect an adjustment for a provision for federal and state income taxes as if the Company had not been treated as an S Corporation during those periods. The pro forma net income data do not give effect to the non-cash charge of approximately $5.5 million in recognition of deferred income taxes that resulted from the termination of the Company's S Corporation status. See Note 8 to Financial Statements.


                                                               December 31,
                                             ---------------------------------------------
(in thousands)                                 1996      1995      1994     1993     1992
------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

   Working capital (deficit)                 $ 2,495   $ 2,676   $   768  $  (107) $(2,557)
   Net property and equipment                 44,593    37,188    33,184   30,452   26,308
   Total assets                               57,262    48,892    41,480   38,888   32,365
   Long-term debt, less
      current maturities                      15,198     9,228     6,143   11,875    9,639
   Total liabilities                          33,374    24,903    19,616   20,403   16,872
   Stockholders' equity                       23,888    23,989    21,864   18,405   15,493

SELECTED OPERATING DATA:

         The following table sets forth certain operating data regarding the Company.


                                                               December 31,
                                                ------------------------------------------
                                                 1996     1995     1994     1993     1992
------------------------------------------------------------------------------------------
Operating ratio                                  95.95%   93.37%   91.08%   92.24%   92.68%
Average length of haul in miles                    677      694      687      671      681
Average number of truckloads per week            1,607    1,470    1,457    1,252    1,055
Average revenues per total mile                 $ 1.14   $ 1.14   $ 1,15   $ 1.13   $ 1.11
Equipment at period end:
   Tractors                                        575      522      480      415      370
   Trailers                                        916      875      830      723      540

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three year period ended December 31, 1996. This discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.

GENERAL

The Company was founded in 1956 by Dempsey Boyd and his brothers as a small regional flatbed trucking operation with three tractors. Since that time, the Company has grown to one that operates over 575 tractors and 916 trailers in the eastern two-thirds of the United States. The Company's historical strategy has been to own all of its revenue equipment and to operate through employee drivers. The Company's expansion, therefore, has required significant capital expenditures which have been funded through secured borrowings.

The Company operated as an S Corporation from January 1, 1987 through March 30, 1994. As a result, the net taxable income of the Company during such period was taxed directly to the Company's stockholders rather than to the Company.

The termination of the Company's S Corporation status on March 30, 1994, resulted in a one-time non-cash charge of approximately $5.5 million in recognition of deferred income taxes and a corresponding reduction in stockholders' equity.

The pro forma income data of the Company has been prepared to reflect the termination of S Corporation status. See Note 8 to Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship of the expense items to operating revenues for the periods indicated.

                                                                   PERCENTAGE OF OPERATING REVENUES
                                                                        YEARS ENDED DECEMBER 31,
                                                                 ------------------------------------
                                                                  1996           1995           1994
-----------------------------------------------------------------------------------------------------
Operating revenues                                               100.00%        100.00%        100.00%
                                                                 ------         ------         ------
Operating expenses
   Salaries, wages, and employee benefits                         43.37          44.58          41.94
   Operating supplies                                             29.84          27.73          25.44
   Taxes and licenses                                              3.39           2.95           3.25
   Insurance and claims                                            5.16           5.19           6.20
   Depreciation and amortization                                  12.61          11.79          10.91
   Gain on disposition of property and equipment, net             (1.23)         (1.05)          (.69)
   Other                                                           2.81           2.18           4.03
                                                                 ------         ------         ------
   Total operating expenses                                       95.95          93.37          91.08
Operating income                                                   4.04           6.63           8.92
Interest expense, net                                             (1.90)         (1.13)         (1.27)
Other                                                                --             --            .12
                                                                 ------         ------         ------
Income before income taxes                                         2.14           5.50           7.76
   Income taxes*                                                    .88           2.06           2.98
                                                                 ------         ------         ------
   Net income*                                                     1.26%          3.43%          4.78%
                                                                 ------         ------         ------


* Amounts for 1994 are pro forma.

MANAGEMENT'S DISCUSSION AND ANALYSIS


COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

Operating revenues for 1996 increased $3.7 million or 5.91% to $65.5 million as compared to $61.9 million for 1995. The increase resulted primarily from additional tractors in use. The Company's operating ratio increased from 93.37% in 1995 to 95.95% in 1996. The increased operating ratio was due primarily to increases in fuel costs, maintenance and lower utilization of equipment.

Operating supplies expense for 1996 increased $2.4 million or 14.0% due primarily to higher fuel costs. Additionally, maintenance and related costs were higher. Salaries, wages and employee benefit expenses for 1996 increased by $847,268 or 3.1%, to $28.4 million as compared to $27.6 million for 1995. The increase was less than the percentage increase in revenue due to a reduction in non-driver personnel costs and headcount.

Insurance and claims expense for 1996 increased $169,115 or 5.3% to $3.4 million as compared to $3.2 million in 1995. The increase was less than the percentage increase in revenue due primarily to a reduction in insurance premiums.

Taxes and licenses increased $398,429 or 21.9% due to having a newer fleet of tractors. Depreciation and amortization expense increased $965,582 or 13.2% due primarily to lower utilization and the increase in tractor prices.

Environmental remediation expense was $19,408 in 1996 compared with a credit of $293,652 in 1995. The initial estimate of remediation expense in 1994 was substantially reduced in 1995.

Gain on sale of equipment increased $157,739 or 24.3% in 1996 over 1995 due to the sale of more equipment in 1996 as opposed to 1995.

Interest expense, net increased $545,290 or 78.0% in 1996 over 1995. Long-term debt increased substantially due to the purchase and trade-in of an increased number of tractors.

Net income for 1996 was $827,617 compared with $2,124,658 for 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

Operating revenues for 1995 increased $2.73 million or 4.62% to $61.9 million as compared to $59.1 million for 1994. The increase resulted primarily from additional tractors in use. The Company's operating ratio increased from 91.08% in 1994 to 93.37% in 1995. The increased operating ratio was due primarily to increases in driver wages, fuel costs, and maintenance expenses, which were partially offset by a $294,000 credit against environmental expenses previously accrued.

Salaries, wages and employee benefit expenses for 1995 increased by $2.8 million or 11.2%, to $27.6 million as compared to $24.8 million for 1994, and also increased as a percentage of operating revenues. The increase in salaries, wages, and employee benefit expenses as a percentage of operating revenues is due primarily to increases in the number of employees and increases in overall compensation for drivers in order to enhance driver recruitment and retention.

Operating supplies expense for 1995 increased $2.1 million or 14.1% to $17.2 million as compared to $15.0 million for 1994, and also increased as a percentage of revenues due to increased maintenance and fuel costs. Insurance and claims expenses for 1995 decreased by $459,047 or 12.5% to $3.2 million as compared to $3.7 million for 1994. The decrease was due to reduced reserves for pending claims and a reduction in liability premiums.

Depreciation and amortization expense for 1995 increased $844,000 or 13.1%, to $7.3 million as compared to $6.5 million for 1994. This increase was a result of the net increase in fleet size, lower utilization and the purchase of higher priced new tractors. Management believes that the additional cost of owning better equipped tractors can be offset by lower driver turnover and maintenance expenses.

Environmental remediation expenses produced a credit of $294,000 in 1995 compared to an expense of $800,000 in 1994. The initial estimate of remediation expense in 1994 was substantially reduced in 1995 due to a reduced estimate of anticipated remediation expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Gain on sale of equipment increased $238,404 or 58.2%, to $648,061 in 1995 compared to $409,657 in 1994. The gain on sale of equipment was due to the sale of more equipment in 1995 compared to 1994.

Net income for 1995 was $2.1 million compared with pro forma net income of $2.8 million for 1994.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company's business and maintenance of its modern fleet have required significant investments in new tractors and trailers, and has been financed largely through long-term debt. Capital expenditures, net of proceeds from disposals of property and equipment, were approximately $14.9 million in 1996, compared to $10.7 million in 1995. At December 31, 1996, the Company had long-term debt (including current portions) of $19.8 million, primarily incurred to purchase revenue equipment. Management anticipates increasing the Company's fleet by approximately 50 tractors in 1997, net of replacements, at an anticipated cost of approximately $10.1 million. Management expects to finance such equipment purchases through equipment financing arrangements with various lenders.

Historically, the Company has relied on cash generated from operations to fund its working capital requirements. However, the Company has a bank line of credit permitting short term borrowings of up to $1.5 million. The revolving line of credit is collateralized by accounts receivable and inventory. Interest on the borrowings is at the prime rate less .125%.

In May 1994 the Company completed an initial public offering of 823,000 shares of Common Stock. Net proceeds from the offering totaled $7,937,332, all of which were used to repay indebtedness incurred by the Company to purchase revenue equipment. In addition, in May 1994 the Company received approximately $600,000 upon repayment of a note from the Company's principal stockholder, all of which proceeds were also applied to repayment of outstanding indebtedness.

In January 1996, the Company implemented a stock repurchase program based on management's belief that, at then current market prices, the common stock represented a sound investment for the Company's corporate funds. Pursuant to the repurchase program, the Company purchased 122,300 shares of the common stock in open market and negotiated transactions, for an aggregate purchase price of $928,500. The Company funded such purchases using working capital and borrowings under its line of credit.

The Company currently has outstanding letters of credit, totaling $1,607,000 at December 31, 1996, to cover liability insurance claims and self-insured workers' compensation programs. Annual commitment fees relating to those letters of credit do not exceed 1.5% of the face amounts thereof.

In connection with the termination of its S Corporation status and the initial public offering of Common Stock, the Company distributed approximately $2,525,000 to its stockholders of record on March 30, 1994. The distributions represented the previously undistributed taxable earnings of the Company included in the taxable income of such stockholders as a result of the Company's S Corporation status.

Management believes that cash flow from future operations and borrowings available under its line of credit will be sufficient to meet its needs for working capital for the foreseeable future. Over the long term, the Company will continue to have significant capital requirements which may require the Company to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend upon prevailing market conditions, the market price of the Common Stock and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.

SEASONALITY

In the trucking industry, results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and the Company does experience some seasonality due to the open, flatbed nature of its trailers. The Company has at times experienced delays in meeting its shipping schedules as a result of severe weather conditions, particularly during the winter months. In addition, the Company's operating expenses have historically been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

BALANCE SHEETS


                                                                       DECEMBER 31,
                                                               -------------------------
                                                                    1996          1995
----------------------------------------------------------------------------------------
ASSETS

CURRENTS ASSETS:
   Cash and cash equivalents (Note 1)                          $ 3,593,206   $ 1,481,910
   Short-term investments                                          100,000       100,000
   Accounts receivable (less allowance for doubtful accounts
    of $125,000 in 1996
     and 1995):
       Trade and interline                                       5,541,471     5,779,409
       Other                                                       274,876       842,508
   Refundable income taxes                                         579,573     1,161,311
   Inventories (Note 1)                                            230,920       397,062
   Prepaid tire expense (Note 1)                                   711,208       558,750
   Other prepaid expenses                                          761,324       737,690
   Deferred income taxes (Note 8)                                  530,623       328,678
                                                               -----------   -----------
       Total current assets                                     12,323,201    11,387,318
                                                               -----------   -----------

PROPERTY AND EQUIPMENT (Notes 1 and 5):
   Land and land improvements                                    1,082,510     1,055,606
   Buildings                                                     3,240,496     3,174,363
   Revenue equipment                                            51,513,665    46,139,369
   Other equipment                                               8,111,012     7,481,290
   Leasehold improvements                                          406,577       373,561
                                                               -----------   -----------
       Total                                                    64,354,260    58,224,189

   Less accumulated depreciation and amortization               19,761,532    21,035,800
                                                               -----------   -----------
       Property and equipment, net                              44,592,728    37,188,389
                                                               -----------   -----------

DEPOSITS AND OTHER ASSETS                                          346,050       316,012
                                                               -----------   -----------

TOTAL                                                          $57,261,979   $48,891,719
                                                               ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 5)               $ 4,625,204   $ 4,090,561
   Accounts payable - trade and interline                        2,122,561       932,524
   Accrued liabilities:
     Self-insurance claims (Note 6)                              2,203,999     1,664,465
     Salaries and wages                                            465,665     1,297,116
     Other                                                         411,206       726,416
                                                               -----------   -----------
       Total current liabilities                                 9,828,635     8,711,082

LONG-TERM DEBT  (Note 5)                                        15,197,840     9,227,851

DEFERRED INCOME TAXES (Note 8)                                   8,347,757     6,964,156
                                                               -----------   -----------
       Total liabilities                                        33,374,232    24,903,089
                                                               -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (Notes 5 and 7):
   Preferred stock, $.001 par value - 1,000,000 shares
     authorized; no shares issued and outstanding
   Common stock, $.001 par value - 10,000,000 shares
     authorized; 3,700,688 and 3,823,000 shares issued
     and outstanding in 1996 and 1995, respectively                  3,701         3,823
   Additional paid-in capital                                   13,780,616    14,708,994
   Retained earnings                                            10,103,430     9,275,813
                                                               -----------   -----------
       Total stockholders' equity                               23,887,747    23,988,630
                                                               -----------   -----------

TOTAL                                                          $57,261,979   $48,891,719
                                                               ===========   ===========

See notes to financial statements.

STATEMENTS OF OPERATIONS


                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                            1996            1995            1994
----------------------------------------------------------------------------------------------------
OPERATING REVENUES (Note 9)                             $ 65,523,412    $ 61,865,851    $ 59,132,066
                                                        ------------    ------------    ------------

OPERATING EXPENSES:
   Salaries, wages and employee benefits (Note 3)         28,419,881      27,572,613      24,799,963
   Operating supplies                                     19,549,827      17,155,929      15,042,198
   Taxes and licenses                                      2,221,710       1,823,281       1,922,172
   Insurance and claims                                    3,378,815       3,209,700       3,668,747
   Communications and utilities                            1,186,131       1,021,927         926,816
   Depreciation and amortization                           8,261,253       7,295,671       6,451,402
   Rent (Note 4)                                             202,489         153,944         135,771
   Gain on disposition of property and equipment, net       (805,800)       (648,061)       (409,657)
   Environmental remediation (Note 6)                         19,408        (293,652)        800,000
   Other                                                     439,213         473,723         522,226
                                                        ------------    ------------    ------------
       Total operating expenses                           62,872,927      57,765,075      53,859,638
                                                        ------------    ------------    ------------

OPERATING INCOME                                           2,650,485       4,100,776       5,272,428
                                                        ------------    ------------    ------------

OTHER INCOME (EXPENSES):
   Interest income                                           164,363          82,018          53,613
   Interest expense                                       (1,408,489)       (780,854)       (805,580)
   Other                                                          --              --          70,066
                                                        ------------    ------------    ------------
       Other expenses, net                                (1,244,126)       (698,836)       (681,901)
                                                        ------------    ------------    ------------

INCOME BEFORE PROVISION FOR INCOME TAXES                   1,406,359       3,401,940       4,590,527
                                                        ------------    ------------    ------------
PROVISION (BENEFIT) FOR INCOME TAXES
   (Note 8):
   Current                                                  (602,915)        145,529       1,300,612
   Deferred                                                1,181,657       1,131,753       5,243,687
                                                        ------------    ------------    ------------
       Total provision for income taxes                      578,742       1,277,282       6,544,299
                                                        ------------    ------------    ------------

NET INCOME (LOSS)                                       $    827,617    $  2,124,658    $ (1,953,772)
                                                        ============    ============    ============

NET INCOME (LOSS) PER SHARE                             $       0.22    $       0.56    $      (0.55)
                                                        ============    ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING                        3,726,496       3,823,000       3,523,677
                                                        ============    ============    ============

PRO FORMA INCOME DATA (UNAUDITED), (Note 2):


HISTORICAL INCOME BEFORE INCOME TAXES                                                   $  4,590,527
                                                                                        ============

PRO FORMA INCOME TAXES (Note 8)                                                            1,762,600
                                                                                        ------------

PRO FORMA NET INCOME                                                                    $  2,827,927
                                                                                        ============

PRO FORMA NET INCOME PER SHARE                                                          $       0.80
                                                                                        ============

WEIGHTED AVERAGE SHARES OUTSTANDING                                                        3,523,677
                                                                                        ============












SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF STOCKHOLDERS' EQUITY


                                                     FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                              --------------------------------------------------------------
                                                               ADDITIONAL
                                                 COMMON          PAID-IN         RETAINED
                                                 STOCK           CAPITAL         EARNINGS           TOTAL
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                      $     3,000     $  6,772,485     $ 11,629,927     $ 18,405,412
   Proceeds from public offering of
     common stock, net of offering costs              823        7,936,509               --        7,937,332
   Dividends paid (Note 7)                                                       (2,525,000)      (2,525,000)
   Net loss                                            --               --       (1,953,772)      (1,953,772)
                                              -----------     ------------     ------------     ------------

BALANCE, DECEMBER 31, 1994                          3,823       14,708,994        7,151,155       21,863,972
   Net income                                          --               --        2,124,658        2,124,658
                                              -----------     ------------     ------------     ------------

BALANCE, DECEMBER 31, 1995                          3,823       14,708,994        9,275,813       23,988,630
   Purchase and retirement of
     common stock                                    (122)        (928,378)              --         (928,500)
   Net income                                          --               --          827,617          827,617
                                              -----------     ------------     ------------     ------------

BALANCE, DECEMBER 31, 1996                    $     3,701     $ 13,780,616     $ 10,103,430     $ 23,887,747
                                              ===========     ============     ============     ============








SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS


                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                    ------------------------------------------------------
                                                                         1996                 1995                 1994
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income (loss)                                                $    827,617         $  2,124,658         $ (1,953,772)
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
       Depreciation and amortization                                   8,261,253            7,295,671            6,451,402
       Provision for bad debts                                                --              (28,000)                  --
       Gain on disposal of property and equipment, net                  (805,800)            (648,061)            (409,657)
       Provision for deferred income taxes                             1,181,657            1,131,753            5,243,687
       Changes in assets and liabilities provided
         (used) cash:
           Accounts receivable                                           805,570           (2,184,454)            (212,331)
           Refundable income taxes                                       581,738             (860,543)                  --
           Other current assets                                           (9,950)            (156,920)            (175,130)
           Deposits and other assets                                     (30,038)             (54,012)                  --
           Accounts payable - trade and interline                      1,190,036              165,309               64,614
           Accrued liabilities                                          (607,128)            (643,341)           1,532,666
                                                                    ------------         ------------         ------------

              Net cash provided by operating activities               11,394,955            6,142,060           10,541,479
                                                                    ------------         ------------         ------------

INVESTING ACTIVITIES:
   Capital expenditures:
     Revenue equipment                                               (20,981,024)         (11,452,497)          (8,084,406)
     Other property and equipment                                       (838,881)          (1,882,879)          (2,434,448)
   Proceeds from disposals of property and equipment                   6,959,399            2,663,850            1,745,300
   Collections on note receivable from stockholder                            --                   --            1,000,000
                                                                    ------------         ------------         ------------

              Net cash used in investing activities                  (14,860,506)         (10,671,526)          (7,773,554)
                                                                    ------------         ------------         ------------

FINANCING ACTIVITIES:
   Purchase of common stock                                             (928,500)
   Net proceeds from initial public offering of
     common stock                                                                                                7,937,332
   Net payments under line of credit                                                                              (400,000)
   Proceeds from long-term debt                                       18,411,485           10,457,052            6,730,712
   Principal payments on long-term debt                              (11,906,138)          (5,731,221)         (14,740,629)
   Dividends paid                                                             --                   --           (2,525,000)
                                                                    ------------         ------------         ------------

              Net cash provided by (used in)
                financing activities                                   5,576,847            4,725,831           (2,997,585)
                                                                    ------------         ------------         ------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                                2,111,296              196,365             (229,660)

CASH AND CASH EQUIVALENTS:
   BEGINNING OF YEAR                                                   1,481,910            1,285,545            1,515,205
                                                                    ------------         ------------         ------------

   END OF YEAR                                                      $  3,593,206         $  1,481,910         $  1,285,545
                                                                    ============         ============         ============

SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION:
     Cash paid (received) during the year for:
     Interest                                                       $  1,350,568         $    775,495         $    825,580
                                                                    ============         ============         ============

     Income taxes, net of refunds                                   $   (943,351)        $  1,043,207         $  1,664,976
                                                                    ============         ============         ============






SEE NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS - Boyd Bros. Transportation Inc. (the "Company") is a flatbed carrier,transporting a variety of products, primarily steel and building materials. The Company has authority to operate in the continental United States; however, its market generally encompasses the eastern two-thirds of the United States. The Company is headquartered in Clayton, Alabama, and operates regional and satellite terminals in locations near interstate highways or customer facilities.

ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, cash on deposit and highly liquid investments with a maturity of three months or less at purchase date.

SHORT-TERM INVESTMENTS - Short-term investments, which consist of certificates of deposit with maturities of three to twelve months, are stated at cost, which approximates market.

TIRES IN SERVICE - Tires placed in service on newly purchased revenue equipment are carried at cost and depreciated over their useful lives, estimated to be eighteen months. The undepreciated cost of tires is included in prepaid tire expense.

INVENTORIES - Parts and supplies are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method at rates intended to distribute the cost of the assets over their estimated service lives as follows:

     Land improvements                                             15 years
     Buildings                                                   5-25 years
     Revenue equipment                                            5-7 years
     Other equipment                                             3-10 years
     Leasehold improvements                                      5-20 years

Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the year of disposal.

CLAIMS - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 6).

REVENUE RECOGNITION - Operating revenue and related costs are recognized on the date shipments are delivered by the Company.

NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the year, adjusted to reflect the reincorporation described in Note 7.

RECLASSIFICATIONS - Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

NOTES TO FINANCIAL STATEMENTS


2. PRO FORMA INFORMATION (UNAUDITED)

PRO FORMA INCOME TAXES - As described in Note 8, through March 30, 1994, the Company was treated as an S Corporation pursuant to the Internal Revenue Code. As such, for all periods prior to March 30, 1994, the Company was not subject to federal income taxes and certain state income taxes. For informational purposes, the statements of operations include an unaudited pro forma adjustment for income taxes which would have been recorded if the Company had not been an S Corporation, computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109.

PRO FORMA NET INCOME PER SHARE - Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the year, adjusted to reflect the reincorporation described in Note 7.

3. EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 1996, 1995, and 1994 were $233,444, $218,496, and $226,501, respectively.

There are no significant post-retirement benefits provided for retired employees of the Company.

4. LEASES

The Company leases certain terminal buildings, land and equipment under various agreements, which expire at various dates through 1999. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities.

Future minimum lease payments under all operating leases with an initial or remaining noncancellable lease term of more than one year are as follows:


     YEAR
     ------------------------------------------------------------------
     1997                                                       $27,048
     1998                                                        27,048
     1999                                                         6,762
                                                                -------

     Total                                                      $60,858
                                                                =======

Total rental expense for all operating leases totaled $98,648, $96,300, and $97,686 for the years ended December 31, 1996, 1995 and 1994, respectively.

5. LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 is summarized as follows:

                                                                   1996          1995
----------------------------------------------------------------------------------------
Revenue equipment obligations repaid in 1996                   $        --   $ 3,650,715
Revenue equipment obligations at LIBOR plus 1.25%
  (6.81% - 1996 and 7.31% - 1995) payable in monthly
  installments through August 2001                              19,823,044     9,667,697
                                                               -----------   -----------

      Total                                                     19,823,044    13,318,412
Less current maturities                                          4,625,204     4,090,561
                                                               -----------   -----------

Long-term debt, exclusive of current maturities                $15,197,840   $ 9,227,851
                                                               ===========   ===========

NOTES TO FINANCIAL STATEMENTS


Revenue equipment obligations are collateralized by revenue equipment.

Long-term debt is scheduled to mature as follows:

     Year
     ------------------------------------------------------------------------
     1997                                                         $ 4,625,204
     1998                                                           4,625,204
     1999                                                           4,625,204
     2000                                                           4,330,309
     2001                                                           1,617,123
                                                                  -----------

     Total                                                        $19,823,044
                                                                  ===========

The Company has a $1,500,000 line of credit agreement with a bank which was not utilized at December31, 1996 and December 31, 1995. The interest rate available on borrowings under the line of credit is prime less .125%.

The covenants of loan agreements require the Company, among other things, to maintain a tangible net worth of $14,800,000, as defined, and to maintain certain financial ratios. The Company was in compliance with these financial covenants at December 31, 1996.

The fair value of long-term debt was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities and approximates its carrying value.

6. COMMITMENTS AND CONTINGENCIES

The Company is currently self-insured as follows:

                                                                  RETENTION AMOUNT
                                                                   PER OCCURRENCE
     -----------------------------------------------------------------------------
     Workers' compensation                                             $300,000
     Liability - bodily injury and property damage                      100,000
     Employee medical and hospitalization                                90,000
     Cargo loss and damage                                               10,000
     Collision and environmental losses                                 No limit

The Company has excess primary coverage on a per claim and aggregate basis beyond the deductible levels and also maintains umbrella policies to supplement the primary liability coverage.

The liabilities for self-insurance are accrued based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and the Company's past claims experience.

The Company has outstanding letters of credit at December 31, 1996, totaling $1,607,000 to cover liability insurance claims and self-insured workers' compensation programs, and to purchase revenue equipment.

There are sundry claims and suits pending against the Company in the ordinary course of business. In the opinion of the Company's management, any ultimate liability in these matters will have no material adverse effect on the operations or financial position of the Company.

During 1994, the Company retained an environmental consulting firm to conduct an audit of its compliance with applicable federal, state and local laws and regulations concerning the environment. The environmental consulting firm detected the presence of soil contamination and potential groundwater contamination related primarily to the use of underground storage tanks, including tanks used by a prior owner of the property, at the Company's terminal in Birmingham, Alabama. The Company notified the Alabama Department of Environmental Management of this contamination. The Company completed the

NOTES TO FINANCIAL STATEMENTS


process of removing and replacing all currently known underground storage tanks at the Birmingham terminal. The Company also replaced all underground storage tanks at the Clayton, Alabama, terminal. Based upon cost estimates provided by its environmental consulting firm and contractors in 1994, the Company recorded an $800,000 charge to establish a reserve for the removal and replacement of underground storage tanks at the Company's terminals. Based on subsequent reviews of this project by management and its independent consultants, the Company reduced this reserve during 1995 by $293,652 and again during 1996 by $54,878, reflecting a decline in the current estimated costs of remediating the sites. The environmental remediation liability included in the accompanying balance sheet at December31, 1996 is $145,122. There can be no assurance that material liabilities or expenditures will not arise from these or additional environmental matters that may be discovered, or from future requirements of law. The Company does not believe that these expenditures will have a material adverse effect on the Company's financial condition.

7. STOCKHOLDERS' EQUITY

REINCORPORATION - Originally incorporated in Alabama in 1956 under the name of Boyd Brothers Transportation Company, Incorporated, the Company reincorporated as a Delaware corporation on March 23, 1994, and changed its name to Boyd Bros. Transportation Inc. As a result of the merger that effected the reincorporation, each share of common stock outstanding in the Alabama corporation was converted into 12,000 shares of common stock, resulting in a total of 3,000,000 shares of common stock outstanding prior to the offering. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the reincorporation.

PREFERRED STOCK - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

STOCK OPTION PLAN - The Company has a stock option plan ("the Plan") that provides for the granting of stock options to key employees, executive officers and directors. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 1994, 1995, or 1996.

Information regarding the Plan is summarized below:

                                                                               Option
                                                           Shares              Price
     ----------------------------------------------------------------------------------
     Shares under option:
       Options granted in 1994                             260,000          $     11.00
       Options terminated                                  (16,100)
                                                           -------
       Outstanding at December 31, 1994                    243,900
       Options granted in 1995                              73,000          $     11.00
       Options terminated                                  (25,950)
                                                           -------
       Outstanding at December 31, 1995                    290,950
       Options granted in 1996                              64,500          $7.75-11.00
       Options terminated                                  (97,050)
                                                           -------
       Outstanding at December 31, 1996                    258,400
                                                           =======

Stock options exercisable and shares available for future grants at December 31, 1996, were 77,960 and 75,650, respectively, under the Plan.

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The option price of all the Company's stock options is equal to the fair value of the stock at the grant date. As such, no compensation expense is recorded in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS


Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for options awarded in 1996 and 1995 under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income and net income per share would have differed from the amounts reported as follows:

                                      As Reported                   Pro Forma
                                -----------------------       ----------------------
                                  1996          1995            1996         1995
-------------------------------------------------------       ----------------------
Net income                      $827,617     $2,124,658       $696,085    $2,079,365
Net income per share            $   0.22     $     0.56       $   0.19    $     0.54

The weighted average fair value of the options granted during 1996 and 1995 is estimated as $6.24 and $8.63, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 82.6%, risk-free interest rate of 6.5% and an expected life of 7 years.

PUBLIC OFFERING - The Company completed the initial public offering of its common stock in May 1994, under which 823,000 shares of stock were sold. Net proceeds from the offering totaled $7,937,332.

DISTRIBUTIONS TO S CORPORATION STOCKHOLDERS - In connection with the termination of its S Corporation status and its initial public offering of common stock, the Company distributed $2,525,000 to the S Corporation stockholders. The distributions represented the previously undistributed taxable earnings of the Company included in the taxable income of the S Corporation stockholders as a result of the Company's S Corporation status.

8. INCOME TAXES

The Company terminated its S Corporation status on March 30, 1994, and became subject to corporate income taxes on that date. Upon termination of the S Corporation election, deferred income taxes became a liability of the Company and were recorded in the balance sheet with a corresponding charge to the income statement. The liability as of March 30, 1994, computed under the provisions of SFAS No. 109, was approximately $5,478,000 and is included in the 1994 provision for deferred income taxes.

The provision (credit) for income taxes for the years ended December 31, 1996, 1995 and 1994 consisted of the following
(in thousands):

                                                  1996        1995        1994
  -----------------------------------------------------------------------------
  Current:
   Federal                                      $  (545)     $  125     $ 1,029
   State                                            (58)         20         272
                                                -------      ------     -------
  Total current                                    (603)        145       1,301
                                                -------      ------     -------

  Deferred:
   Federal                                        1,019         979       5,322
   State                                            163         153         (79)
                                                -------      ------     -------
  Total deferred                                  1,182       1,132       5,243
                                                -------      ------     -------

    Total provision for income taxes            $   579      $1,277     $ 6,544
                                                =======      ======     =======


Income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amounts computed by applying the federal statutory rate of 34% to income before income taxes as follows (in thousands):

                                                         1996     1995      1994
  -------------------------------------------------------------------------------
  Tax expense at the statutory rate                     $  478   $1,157   $ 1,561
  Deferred taxes recorded upon termination of
   S Corporation status                                     --       --     5,478
  Tax benefit of pro-rata allocation of items between
   C Corporation and S Corporation                          --       --      (737)
  State income taxes, net of federal benefit                69       94       184
  Other                                                     32       26        58
                                                        ------   ------   -------
                                                        $  579   $1,277   $ 6,544
                                                        ======   ======   =======

NOTES TO FINANCIAL STATEMENTS


The Company has approximately $2,400,000 of state net operating loss carryforwards for tax purposes available to offset future state taxable income through 2011. The Company also has approximately $244,000 of alternative minimum tax credit carryforwards available to offset future federal income tax.

PRO FORMA INCOME TAXES - The following unaudited pro forma information reflects income tax expense that the Company would have incurred if it had been subject to federal and state income taxes for all of 1994, computed in accordance with SFAS No. 109 (in thousands).

                                                                           1994
     ---------------------------------------------------------------------------
     Pro forma income tax expense:
      Current:
        Federal                                                           $1,424
        State                                                                296
        Deferred federal and state                                            43
                                                                          ------
                                                                          $1,763
                                                                          ======

         The unaudited pro forma income tax expense differs from the amounts computed by applying the federal statutory rate of 34% to income before income taxes as follows (in thousands):

                                                                 1994
     -----------------------------------------------------------------
     Tax expense at the statutory rate                          $1,561
     State income taxes, net of federal benefit                    184
     Meals and entertainment                                         7
     Other                                                          11
                                                                ------
                                                                $1,763
                                                                ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows (in thousands):

                                                                 1996      1995
     ---------------------------------------------------------------------------
     Deferred tax liabilities:
       Tax over book depreciation                               $8,746    $6,907
       Prepaid expenses deductible when paid                       247       273
       Capitalized tires                                           265       206
       Cash basis to accrual basis adjustment                       --        84
       Other                                                        31        58
                                                                ------    ------
         Total deferred tax liabilities                          9,289     7,528
                                                                ------    ------

     Deferred tax assets:
       Environmental remediation reserve                            55        74
       Accrued self insurance claims                               865       639
       Other accrued expenses not deductible until paid             87        86
       Allowance for doubtful accounts                              47        46
       State NOL carryforward                                      118        --
       Alternative minimum tax credit carryforward                 234        --
       Other                                                        66        48
                                                                ------    ------
         Total deferred tax assets                               1,472       893
                                                                ------    ------

         Net deferred tax liabilities                           $7,817    $6,635
                                                                ======    ======

NOTES TO FINANCIAL STATEMENTS


The above amounts are reflected in the accompanying balance sheets as:

                                                                1996       1995
     ---------------------------------------------------------------------------
     Current assets                                            $  531     $  329
     Noncurrent liabilities                                     8,348      6,964
                                                               ------     ------

                                                               $7,817     $6,635
                                                               ======     ======

9. MAJOR CUSTOMERS

The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 13%, 14% and 14% of operating revenues during 1996, 1995 and 1994, respectively.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:

                                                                1996
                                             -----------------------------------------------
     (In Thousands, except per share data)   March 31    June 30  September 30   December 31
     ---------------------------------------------------------------------------------------
     Operating revenues                      $ 14,929    $16,350     $17,529       $16,715
     Operating income (loss)                     (101)       890       1,243           618
     Net income (loss)                           (234)       307         507           248
     Net income (loss) per share                 (.06)       .08         .14           .07


                                                                1995
                                             -----------------------------------------------
     (In Thousands, except per share data)   March 31    June 30   September 30    December 31
     ---------------------------------------------------------------------------------------
     Operating revenues                      $ 14,638    $15,987     $15,827       $15,414
     Operating income                           1,429      1,241         761           670
     Net income                                   778        680         312           355
     Net income per share                         .20        .18         .08           .09