Form 10-K, Exhibit 13
period 1997-12-31
BOYD BROS TRANSPORTATION INC
filed 1998-03-31
CIK 920907

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

The following tables set forth selected financial data and selected pro forma financial data of the Company. The selected financial data presented below for the five-year period ended December 31, 1997, are derived from the Company's audited financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis," the Consolidated Financial Statements and Notes thereto.

                                                                                     Year Ended December 31,
                                                                    1997         1996         1995         1994        1993
------------------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands, except per share data)
Statement of Operations Data:

   Operating revenues                                             $ 77,215     $ 65,523     $ 61,866     $ 59,132     $ 50,340
   Operating expenses:
         Salaries, wages and employee benefits                      32,427       28,420       27,573       24,800       20,610
         Non-cash compensation expense(1)                               --           --           --           --          947
         Operating supplies                                         20,832       19,550       17,156       15,042       13,180
         Taxes and licenses                                          2,306        2,222        1,823        1,922        1,934
         Insurance and claims                                        3,439        3,379        3,210        3,669        3,065
         Communications and utilities                                1,305        1,186        1,022          927          776
         Depreciation and amortization                               9,181        8,261        7,296        6,451        5,516
         Rent                                                          163          202          154          136          136
         Cost of independent contractors                             2,500           --           --           --           --
         Gain on disposition of property and equipment, net           (577)        (805)        (648)        (410)        (272)
         Environmental remediation(2)                                  (23)          19         (294)         800           --
         Other                                                         571          439          474          523          544
         Total operating expenses                                   72,124       62,873       57,765       53,860       46,436
------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  5,091        2,650        4,101        5,272        3,904
   Interest income                                                     136          164           82           54          106
   Interest expense                                                 (1,391)      (1,408)        (781)        (806)        (901)
   Other                                                                --           --           --           70           --
------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                        3,836        1,406        3,402        4,590        3,109
   Income taxes                                                      1,519          579        1,227        6,544           47
------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before cumulative effect of accounting change       2,317          828        2,125       (1,954)       3,062
   Cumulative effect of accounting change                               --           --           --           --          157
------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                              $  2,317     $    828     $  2,125     $ (1,954)    $  3,219
   Basic and diluted net income (loss) per share                  $    .62     $    .22     $    .56     $   (.55)    $   1.07
   Dividends paid(3)                                              $     --     $     --     $     --     $  2,525     $  1,253
==============================================================================================================================

Pro Forma Income Data (Unaudited)(4):

   Income before income taxes                                                                            $  4,590     $  3,109
   Pro forma income taxes                                                                                   1,762        1,313

   Pro forma net income                                                                                  $  2,828     $  1,796
   Pro forma net income per share                                                                        $    .80     $    .60
==============================================================================================================================


(1) Reflects non-cash compensation expense attributable to stock options previously granted to the Chairman of the Board and the President of the Company.
(2) Reflects an operating expense (credit) accrued for environmental remediation during 1995.
(3) Distributions primarily to fund tax liabilities resulting from the Company's S Corporation status were made to the

         Company's stockholders in each year between 1990 and 1994, prior to the termination of the Company's S Corporation status on March 30, 1994.
(4) Between January 1, 1987 and March 30, 1994, the Company was treated as an S Corporation for federal and certain state income tax purposes. As a result, the Company's taxable earnings for 1989 through 1993, and the first quarter of 1994, were taxed for federal and certain state income tax purposes directly to the Company's then-existing stockholders. On March 30, 1994, the Company terminated its S Corporation status and became subject to federal and certain additional state income taxes. For informational purposes, unaudited pro forma net income data is provided for 1990 through 1994 to reflect an adjustment for a provision for federal and state income taxes as if the Company had not been treated as an S Corporation during those periods. The pro forma net income data do not give effect to the non-cash charge of approximately $5.5 million in recognition of deferred income taxes that resulted from the termination of the Company's S Corporation status.

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

                                                                       December 31,
                                                   1997        1996        1995         1994        1993
---------------------------------------------------------------------------------------------------------
                                                                     (in thousands)
Balance Sheet Data:

   Working capital (deficit)                     $ 3,785     $ 2,495     $ 2,676      $   768     $  (107)
   Net property and equipment                     48,859      44,593      37,188       33,184      30,452
   Total assets                                   71,526      57,262      48,892       41,480      38,888
   Long-term debt, less current maturities        19,252      15,198       9,228        6,143      11,875
   Total liabilities                              42,071      33,374      24,903       19,616      20,403
   Stockholders' equity                           29,455      23,888      23,989       21,864      18,405



Selected Operating Data:

The following table sets forth certain operating data regarding the Company.

                                                                  Year Ended December 31,
                                                   1997        1996        1995         1994        1993
---------------------------------------------------------------------------------------------------------
Operating ratio                                   93.41%      95.95%      93.37%       91.08%      92.24%
Average length of haul in miles                     663         677         694          687         671
Average number of truckloads per week             1,908       1,607       1,470        1,457       1,252
Average revenues per total mile                  $ 1.17      $ 1.14      $ 1.14       $ 1.15      $ 1.13
Equipment at period end:
   Tractors                                         950         575         522          480         415
   Trailers                                       1,227         916         875          830         723

Boyd Bros. Transportation Inc. and Subsidiary
Management's Discussion and Analysis

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1997. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.


General

The Company was founded in 1956 by Dempsey Boyd and his brothers as a small regional flatbed trucking operation with three tractors. Since that time, the Company has grown to one with 950 tractors and 1,227 trailers operating in the eastern two-thirds of the United States. Historically, the Company has owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the concomitant increase in capital expenditures typically related to owned equipment, the Company began adding owner/operators to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of Welborn Transport, Inc., which specializes in short-haul routes using largely an owner/operated fleet.

The Company operated as an S Corporation from January 1, 1987 through March 30, 1994. As a result, the net taxable income of the Company during such period was taxed directly to the Company's stockholders rather than to the Company. The Company terminated its S Corporation status on March 30, 1994, resulting in a one-time non-cash charge of approximately $5.5 million in recognition of deferred income taxes and a corresponding reduction in stockholders' equity.


Results of Operations

The following table sets forth the percentage relationship of the expense items to operating revenues for the periods indicated.

                                                                            Percentage of Operating Revenues
                                                                                 Year Ended December 31,
                                                                        1997              1996              1995
         Operating revenues                                            100.00%           100.00%           100.00%
         ---------------------------------------------------------------------------------------------------------
         Operating expenses
               Salaries, wages, and employee benefits                   42.00             43.37             44.58
               Operating supplies                                       28.67             29.84             27.73
               Taxes and licenses                                        2.99              3.39              2.95
               Insurance and claims                                      4.45              5.16              5.19
               Depreciation and amortization                            11.89             12.61             11.79
               Purchased transportation                                  3.34                --                --
               Gain on disposition of property and equipment, net        (.78)            (1.23)            (1.05)
               Other                                                      .95              2.81              2.18
         ---------------------------------------------------------------------------------------------------------
               Total operating expenses                                 93.41             95.95             93.37
         Operating income                                                6.59              4.04              6.63
         Interest expense, net                                          (1.62)            (1.90)            (1.13)
         ---------------------------------------------------------------------------------------------------------

         Income before income taxes                                      4.97              2.14              5.50
               Pro forma income taxes                                    1.97               .88              2.06
         ---------------------------------------------------------------------------------------------------------
               Pro forma net income                                      3.00%             1.26%             3.43%
         =========================================================================================================

COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

Operating revenues for 1997 increased $11.7 million, or 17.8%, to $77.2 million compared with $65.5 million for 1996. The increase resulted because of better equipment utilization, the addition of 27 tractors, and the inclusion of Welborn revenues for one month. The Company's operating ratio improved from 95.95% in 1996 to 93.41% in 1997. The lower operating ratio was due primarily to better utilization of equipment and moderating fuel costs.

Operating supplies expense for 1997 increased $1.3 million, or 6.6%, to $20.8 million compared with $19.5 million for 1996. Operating supplies expense increased at a slower rate than revenue because of lower fuel prices. Maintenance costs on a per mile basis were down $.01, or 9.6%, due to lowering the average age of the fleet.

Taxes and licenses expense for 1997 increased only $83,796, or 3.8%, over 1996. Taxes and licenses increased at a slower rate than revenue because of the addition during 1997 of owner/operators, who pay their own taxes and licenses.

Insurance and claims expense was up $59,946, or only 1.8%, from 1996 to 1997. Lower insurance rates and positive claims experience contributed to the small rate of increase.

Communications and utilities were up $119,317, or 10.1%, from 1996 to 1997. Improved cost management contributed to the slower rate of increase compared with revenue growth.

Depreciation and amortization expense was up $920,146, or 11.1%, from 1996 to 1997. The slower rate of growth compared with revenue was due to higher utilization of equipment and the startup of the owner/operator program. The Company had approximately 50 owner/operators at December 31, 1997. Additionally, approximately 35 of these owner/operators entered into lease-purchase arrangements with the Company, which resulted in these assets being removed from the Company's depreciation records.

Gain on disposition of property and equipment was $576,750, down $229,050, or 28.4%, from 1996 to 1997. There were fewer equipment trades in 1997 compared with 1996.

Other expenses were up $49,488, or 7.6%, over 1996, a slower rate than revenue growth.

Interest expense (net of interest income) was up only $10,510, or 0.8%, a negligible increase considering the Company's revenue growth rate. A significant portion of the Company's debt is LIBOR-rate based, which has been significantly lower during most of 1997.

Net income for 1997 was $2,316,847 compared with $827,617 for 1996.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

Operating revenues for 1996 increased $3.7 million, or 5.9%, to $65.5 million compared with $61.9 million for 1995. The increase resulted primarily from additional tractors in use. The Company's operating ratio increased from 93.4% in 1995 to 96.0% in 1996. The increased operating ratio was due primarily to increases in fuel costs, maintenance and lower utilization of equipment.

Operating supplies expense for 1996 increased $2.4 million, or 14.0%, due primarily to higher fuel costs. Additionally, maintenance and related costs were higher. Salaries, wages and employee benefit expenses for 1996 increased by $847,268, or 3.1%, to $28.4 million compared with $27.6 million for 1995. The increase was less than the percentage increase in revenue due to a reduction in non-driver personnel costs and headcount.

Insurance and claims expense for 1996 increased $169,115, or 5.3%, to $3.4 million compared with $3.2 million in 1995. The increase was less than the percentage increase in revenue due primarily to a reduction in insurance premiums.

Taxes and licenses increased $398,429, or 21.9%, due to having a newer fleet of tractors. Depreciation and amortization expense increased $965,582, or 13.2%, due primarily to lower utilization and the increase in tractor prices.

Environmental remediation expense was $19,408 in 1996 compared with a credit of $293,652 in 1995. The initial estimate of remediation expense in 1994 was substantially reduced in 1995.

Gain on sale of equipment increased $157,739, or 24.3%, in 1996 over 1995 due to the sale of more equipment in 1996 as opposed to 1995.

Interest expense, net increased $545,290, or 78.0%, in 1996 over 1995. Long-term debt increased substantially due to the purchase and trade-in of an increased number of tractors.

Net income for 1996 was $827,617 compared with $2,124,658 for 1995.

Liquidity and Capital Resources

The growth of the Company's business and maintenance of its modern fleet have required significant investments in new tractors and trailers, and has been financed largely through long-term debt. Capital expenditures, net of proceeds from disposals of property and equipment, were approximately $11.5 million in 1997, compared with $14.9 million in 1996. At December 31, 1997, the Company had long-term debt (including current portions) of $25.2 million, which was primarily incurred to purchase revenue equipment. Approximately $3.3 million of this debt was incurred in connection with the Welborn acquisition. Management anticipates increasing the Company's fleet by approximately 75 tractors in 1998, net of replacements, at an anticipated cost of approximately $11.8 million. Management expects to finance such equipment purchases through equipment financing arrangements with various lenders.

Net cash flow provided by operating activities was approximately $8.2 million during 1997 compared with approximately $11.4 million in 1996. The Company had a working capital surplus of $3.8 million at December 31, 1997.

Historically, the Company has relied on cash generated from operations to fund its working capital requirements. However, the Company has a bank line of credit permitting short-term borrowings of up to $1.5 million. The revolving line of credit is collateralized by accounts receivable and inventory. Interest on the borrowings is at the prime rate less 0.125%.

Additionally, Welborn has $1.75 million outstanding in lines of credit under a commercial revolving note, expiring May 30, 1998, bearing interest at the bank's 30-day LIBOR rate plus 225 basis points, for an effective rate of 8.06%.

In January 1996, the Company implemented a stock repurchase program based on management's belief that, at then current market prices, the common stock represented a sound investment for the Company's corporate funds. Pursuant to the repurchase program, the Company purchased 122,300 shares of the common stock in open market or negotiated transactions during 1996, for an aggregate purchase price of $928,500. The Company funded such purchases using working capital and borrowing under its line of credit. No stock repurchases were made during 1997.

The Company currently has outstanding letters of credit, totaling approximately $2.1 million at December 31, 1997, to cover liability insurance claims and self-insured workers' compensation programs. Annual commitment fees relating to those letters of credit do not exceed 1.5% of the face amounts thereof.

Management believes that cash flow from future operations and borrowings available under its lines of credit will be sufficient to meet its needs for working capital for the foreseeable future. Over the long term, the Company will continue to have significant capital requirements which may require the Company to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend upon prevailing market conditions, the market price of the Common Stock and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.

Year 2000 Compliance

The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two-digit year is commonly referred to as the year 2000 compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.

In 1997, the Company completed a conversion and modification from existing systems and software to programs that are year 2000 compliant. As of December 31, 1997, management has determined that the conversion and testing of all significant systems is complete. All internal and external costs associated with the Company's year 2000 compliance activities were expensed as incurred. These costs were not material to the Company's consolidated financial statements.

The Company has plans to communicate with significant customers, vendors and other third parties with which it does significant business to determine their year 2000 compliance readiness. However, there can be no guarantee that the systems of other entities will be timely converted, or that their failure to convert, or a conversion that is incompatible with the Company's systems, will not have an adverse effect on the Company.


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

Boyd Bros. Transportation Inc. and Subsidiary
Consolidated Balance Sheets


                                                                                         December 31,
                                                                                     1997           1996
-----------------------------------------------------------------------------------------------------------
Assets

CURRENT ASSETS:
   Cash and cash equivalents                                                     $ 3,417,174    $ 3,593,206
   Short-term investments                                                            250,000        100,000
   Accounts receivable (less allowance for doubtful
      accounts of $237,000 in 1997 and $125,000 in 1996):
         Trade and interline                                                       9,415,737      5,541,471
         Other                                                                       117,034        274,876
   Current portion of net investment in sales-type leases (Note 4)                   508,829             --
   Refundable income taxes                                                                --        579,573
   Inventories                                                                       263,352        230,920
   Prepaid tire expense                                                              904,381        711,208
   Other prepaid expenses                                                          1,387,587        761,324
   Deferred income taxes (Note 8)                                                    174,587        530,623

            Total current assets                                                  16,438,681     12,323,201
-----------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
   Land and land improvements                                                      1,046,245      1,082,510
   Buildings                                                                       3,278,527      3,240,496
   Revenue equipment (Note 5)                                                     58,668,742     51,513,665
   Other equipment                                                                 9,435,642      8,111,012
   Leasehold improvements                                                            339,944        406,577
-----------------------------------------------------------------------------------------------------------
            Total                                                                 72,769,100     64,354,260
   Less accumulated depreciation and amortization                                 23,910,352     19,761,532
            Property and equipment, net                                           48,858,748     44,592,728
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS:
   Net investment in sales-type leases (Note 4)                                    1,656,490             --
   Goodwill net of accumulated amortization of $16,778 (Note 2)                    4,459,222             --
   Deposits and other assets                                                         112,861        346,050

            Total other assets                                                     6,228,573        346,050
-----------------------------------------------------------------------------------------------------------
TOTAL                                                                            $71,526,002    $57,261,979
===========================================================================================================

Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 5)                                 $ 5,914,785    $ 4,625,204
   Revolving line of credit (Note 5)                                               1,021,849             --
   Accounts payable - trade and interline                                          1,517,218      2,122,561
   Income taxes                                                                      230,327             --
   Accrued liabilities:
         Self-insurance claims (Note 6)                                            2,122,182      2,203,999
         Salaries and wages                                                        1,069,515        465,665
         Other                                                                       778,148        411,206
-----------------------------------------------------------------------------------------------------------
            Total current liabilities                                             12,654,024      9,828,635
LONG-TERM DEBT (Note 5)                                                           19,251,702     15,197,840
DEFERRED INCOME TAXES (Note 8)                                                    10,165,682      8,347,757
            Total liabilities                                                     42,071,408     33,374,232
-----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY (Notes 5 and 7):
   Preferred stock $.001 par value - 1,000,000 shares authorized;
      no shares issued and outstanding
   Common stock $.001 par value - 10,000,000 shares authorized; 4,094,640 and
      3,700,688 shares issued and outstanding in 1997 and 1996, respectively           4,095          3,701
   Additional paid-in capital                                                     17,030,222     13,780,616
   Retained earnings                                                              12,420,277     10,103,430

            Total stockholders' equity                                            29,454,594     23,887,747
-----------------------------------------------------------------------------------------------------------
TOTAL                                                                            $71,526,002    $57,261,979
===========================================================================================================



See notes to consolidated financial statements.

Boyd Bros. Transportation Inc. and Subsidiary

Consolidated Statements of Income


                                                               For The Years Ended December 31,
                                                            1997             1996             1995
------------------------------------------------------------------------------------------------------
OPERATING REVENUES (Note 9)                             $ 77,214,629     $ 65,523,412     $ 61,865,851
------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
   Salaries wages and employee benefits (Note 3)          32,427,094       28,419,881       27,572,613
   Cost of independent contractors                         2,499,877               --               --
   Operating supplies                                     20,831,643       19,549,827       17,155,929
   Taxes and licenses                                      2,305,506        2,221,710        1,823,281
   Insurance and claims                                    3,438,761        3,378,815        3,209,700
   Communications and utilities                            1,305,448        1,186,131        1,021,927
   Depreciation and amortization                           9,181,399        8,261,253        7,295,671
   Gain on disposition of property and equipment net        (576,750)        (805,800)        (648,061)
   Other                                                     711,098          661,110          334,015
------------------------------------------------------------------------------------------------------

         Total operating expenses                         72,124,076       62,872,927       57,765,075
------------------------------------------------------------------------------------------------------

OPERATING INCOME                                           5,090,553        2,650,485        4,100,776
------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES):
   Interest income                                           135,819          164,363           82,018
   Interest expense                                       (1,390,455)      (1,408,489)        (780,854)
------------------------------------------------------------------------------------------------------

         Other expenses, net                              (1,254,636)      (1,244,126)        (698,836)
------------------------------------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                   3,835,917        1,406,359        3,401,940
------------------------------------------------------------------------------------------------------

PROVISION (BENEFIT) FOR INCOME TAXES (Note 8):
    Current                                                  995,000         (602,915)         145,529
    Deferred                                                 524,070        1,181,657        1,131,753
------------------------------------------------------------------------------------------------------

         Total provision for income taxes                  1,519,070          578,742        1,277,282
------------------------------------------------------------------------------------------------------

NET INCOME                                              $  2,316,847     $    827,617     $  2,124,658
======================================================================================================

BASIC AND DILUTED NET INCOME PER SHARE                  $       0.62     $       0.22     $       0.56
======================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                        3,726,591        3,726,496        3,823,000
======================================================================================================


See notes to consolidated financial statements.

Boyd Bros. Transportation Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity

                                                          For The Years Ended December 31,
------------------------------------------------------------------------------------------------------
                                                                            Additional
                                               Common        Paid-in         Retained
                                               Stock         Capital         Earnings         Total
------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1995                       $ 3,823     $ 14,708,994     $ 7,151,155    $ 21,863,972
   Net income                                      --               --       2,124,658       2,124,658
------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1995                       3,823       14,708,994       9,275,813      23,988,630
   Purchase and retirement of common stock       (122)        (928,378)             --        (928,500)
   Net income                                      --               --         827,617         827,617
------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1996                       3,701       13,780,616      10,103,430      23,887,747
   Issuance of common stock (Note 2)              394        3,249,606              --       3,250,000
   Net income                                      --               --       2,316,847       2,316,847
------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1997                     $ 4,095     $ 17,030,222     $12,420,277    $ 29,454,594
======================================================================================================


See notes to consolidated financial statements.

Boyd Bros. Transportation Inc. and Subsidiary
Consolidated Statements of Cash Flows


                                                                                     For The Years Ended December 31,
                                                                                  1997             1996            1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                                $  2,316,847     $    827,617     $  2,124,658
   Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                                          9,181,399        8,261,253        7,295,671
         Gain on disposal of property and equipment, net                         (576,750)        (805,800)        (648,061)
         Provision for deferred income taxes                                      524,070        1,181,657        1,131,753
         Changes in assets and liabilities which provided (used) cash:
            Accounts receivable                                                (3,716,424)         805,570       (2,212,454)
            Refundable income taxes                                               579,573          581,738         (860,543)
            Other current assets                                                 (851,868)          (9,950)        (156,920)
            Deposits and other assets                                             233,189          (30,038)         (54,012)
            Accounts payable - trade and interline                               (605,343)       1,190,036          165,309
            Accrued liabilities and other current liabilities                   1,119,302         (607,128)        (643,341)
               Net cash provided by operating activities                        8,203,995       11,394,955        6,142,060
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
   Purchase of short-term investments                                            (150,000)              --               --
   Payments received on lease payments                                             43,374               --               --
   Capital expenditures:
         Revenue equipment                                                    (15,341,667)     (20,981,024)     (11,452,497)
         Other property and equipment                                          (1,995,791)        (838,881)      (1,882,879)
   Proceeds from disposals of property and equipment                            5,948,765        6,959,399        2,663,850
               Net cash used in investing activities                          (11,495,319)     (14,860,506)     (10,671,526)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
   Purchase of common stock                                                            --         (928,500)              --
   Proceeds under line of credit                                                1,021,849               --               --
   Proceeds from long-term debt                                                17,830,191       18,411,485       10,457,052
   Principal payments on long-term debt                                       (15,736,748)     (11,906,138)      (5,731,221)
               Net cash provided by financing activities                        3,115,292        5,576,847        4,725,831
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         $   (176,032)    $  2,111,296     $    196,365

CASH AND CASH EQUIVALENTS:
   BEGINNING OF YEAR                                                            3,593,206        1,481,910        1,285,545
---------------------------------------------------------------------------------------------------------------------------
   END OF YEAR                                                               $  3,417,174     $  3,593,206     $  1,481,910
===========================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid (received) during the year for:
      Interest                                                               $  1,254,636     $  1,350,568     $    775,495
===========================================================================================================================
      Income taxes, net of refunds                                           $     30,469     $   (943,351)    $  1,043,207
===========================================================================================================================

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
   Acquisition of Welborn Transport Inc. (See Note 2)
   Net investment in sales-type leases                                       $  2,165,063
===========================================================================================================================




See notes to consolidated financial statements.

Boyd Bros. Transportation Inc. and Subsidiary
Notes to Consolidated Financial Statements


1. Summary Of Significant Accounting Policies

NATURE OF OPERATIONS - Boyd Bros. Transportation Inc. and its subsidiary (the "Company") are flatbed carriers, transporting a variety of products, primarily steel and building materials. The Company has authority to operate in the continental United States; however, its market generally encompasses the eastern two-thirds of the United States. The Company is headquartered in Clayton, Alabama, and operates regional and satellite terminals in locations near interstate highways or customer facilities.

PRINCIPLES OF CONSOLIDATION - The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany items have been eliminated in consolidation.

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

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method at rates intended to distribute the cost of the assets over their estimated service lives as follows:

         Land improvements                                         15 years
         Buildings                                             5 - 25 years
         Revenue equipment                                     5 -  7 years
         Other equipment                                       3 - 10 years
         Leasehold improvements                                5 - 20 years

Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the year of disposal.

GOODWILL - Goodwill is amortized over 20 years using the straight-line method. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur.

CLAIMS - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 6).

REVENUE RECOGNITION - Operating revenue and related costs are recognized on the date shipments are delivered by the Company.

NET INCOME PER SHARE - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures, and provides guidance on other computational changes. The Company adopted this statement for all periods presented in the accompanying consolidated statements of income.

RECLASSIFICATIONS - Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the 1997 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, both of which will be effective for the Company in fiscal 1998. Management does not expect the adoption of these Statements to have a material impact on the Company's financial statements and disclosures.

2. Acquisition

On December 8, 1997, the Company acquired Welborn Transport, Inc. ("Welborn") for a total purchase price of $6,631,000, including direct acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill totaling $4,476,000 was recognized on the acquisition equal to the excess of the price paid over the estimated fair value of the net assets acquired. The consolidated statements of income include the results of Welborn's operations from its acquisition date forward. The estimated fair value of assets acquired and liabilities assumed in this acquisition is summarized as follows:

         Fair value of assets acquired                               $11,985,000
         Less liabilities assumed                                      5,354,000
         -----------------------------------------------------------------------
                                                                     $ 6,631,000
         =======================================================================
         Consideration consisted of:
           Fair value of common stock issued                         $ 3,250,000
           Issuance of notes payable to stockholders (Note 5)          3,250,000
           Amounts paid or accrued for acquisition costs                 131,000
         -----------------------------------------------------------------------
             Total purchase price                                    $ 6,631,000
         =======================================================================

The following unaudited pro forma consolidated results of operations for the years ended December 31, 1997 and 1996 have been prepared as though the acquisition occurred as of January 1, 1996:

                                                           1997            1996
         -------------------------------------------------------------------------
         Operating revenues                           $105,551,554     $88,875,373
         Net income                                      2,119,420       1,128,198
         Basic and diluted net income per share                .52             .27

The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of the actual results that would have been achieved had the acquisition taken place as of January 1, 1996, or in the future.

3. Employee Benefit Plan

The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 1997, 1996, and 1995 were $151,527, $233,444, and $218,496, respectively.

4. Leases

OPERATING LEASES - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2001. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities.

Future minimum lease payments under all operating leases with an initial or remaining noncancelable lease term of more than one year are as follows:

         Year
         1998                                         $194,851
         1999                                          186,796
         2000                                          165,162
         2001                                           13,200
         -----------------------------------------------------------------------
         Total                                        $560,009
         =======================================================================

Total rental expense for all operating leases totaled $112,243, $98,648, and $96,300 for the years ended December 31, 1997, 1996 and 1995, respectively.

SALES-TYPE LEASES - The Company leases revenue equipment to certain of its owner/operators and accounts for these transactions as sales-type leases. These receivables have terms of four years and are collateralized by a security interest in the related revenue equipment. There is no residual value accruing to the Company at the end of the lease term.

The components of the net investment in sales-type leases at December 31, 1997 are as follows:

         Minimum lease payments receivable                     $3,360,117
         Allowance for uncollectibles                            (380,000)
         -----------------------------------------------------------------------
         Net minimum lease payments receivable                  2,980,117
         Unearned interest income                                (814,798)
         -----------------------------------------------------------------------
         Net investment in sales-type leases                    2,165,319
         Less current portion                                     508,829
         -----------------------------------------------------------------------
         Net amount due after one year                         $1,656,490
         =======================================================================

At December 31, 1997, minimum lease payments receivable are approximately $877,000 in 1998, 1999 and 2000, and $729,000 in 2001.

5. Long-Term Debt

Long-term debt at December 31, 1997 and 1996 is summarized as follows:

                                                                        1997           1996
         -------------------------------------------------------------------------------------
         Revenue equipment obligations:
           LIBOR plus 1.25% (7.06% - 1997 and 6.81% - 1996)
             note payable in monthly installments through
             December 2002                                          $19,820,760    $19,823,044
           7.35% note payable in monthly installments
             through January 2000                                     1,549,652             --
           7.16% note payable in monthly installments
             through March 2001                                         198,890             --
           LIBOR plus 2% (7.81%) note payable in monthly
             installments through October 2003                          314,011             --
         Note payable to stockholders                                 3,250,000             --
         Other                                                           33,174             --
         -------------------------------------------------------------------------------------
                  Total                                              25,166,487     19,823,044
         Less current maturities                                      5,914,785      4,625,204
         -------------------------------------------------------------------------------------
                  Long-term debt exclusive of current maturities    $19,251,702    $15,197,840
         =====================================================================================

Revenue equipment obligations are collateralized by revenue equipment.

The $3,250,000 note payable to stockholders (see Note 2) was paid on January 2, 1998, and refinanced with a bank. The new note is payable in minimum annual installments of $464,286 through 2005 and bears interest at LIBOR plus 1.5%. Accordingly, this note has been classified as long-term in the accompanying consolidated balance sheets.

Long-term debt is scheduled to mature as follows:

         Year
         1998                                         $ 5,914,785
         1999                                           5,969,284
         2000                                           5,196,946
         2001                                           4,579,051
         2002                                           2,577,851
         Thereafter                                       928,570
         -----------------------------------------------------------------------
         Total                                        $25,166,487
         =======================================================================

The Company has $1,750,000 in lines of credit under a commercial revolving note, expiring May 30, 1998, bearing interest at the bank's 30 day LIBOR rate plus 2.25% (1997 - 8.06%). The amounts borrowed under this line of credit were $1,021,849 and $0 at December 31, 1997 and 1996, respectively.

The Company also has a $1,500,000 line of credit under a commercial revolving note, expiring April 24, 1998, bearing interest at prime less .125%. This line of credit was not utilized at December 31, 1997 and 1996.

Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $14,800,000, as defined, and to maintain certain financial ratios. The Company was in compliance with these financial covenants at December 31, 1997.

The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

6. Commitments and Contingencies

The Company is currently self-insured as follows:

                                                                 Retention Amount
                                                                  Per Occurrence
         -------------------------------------------------------------------------
         Liability - bodily injury and property damage          $10,000 to 100,000
         Employee medical and hospitalization                    10,000 to 100,000
         Cargo loss and damage                                              10,000
         Collision                                                           2,500
         Environmental losses                                             No limit

The above retention amounts represent rates which were negotiated with the Company's insurance carriers at December 31, 1997. For claims prior to 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 1997, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage.

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

The Company has outstanding letters of credit at December 31, 1997, totaling approximately $2,055,000 to cover liability insurance claims and self-insured workers' compensation programs, and to purchase revenue equipment.

There are sundry claims and suits pending against the Company in the ordinary course of business. In the opinion of the Company's management, any ultimate liability in these matters will have no material adverse effect on the operations or financial position of the Company.

7. Stockholders' Equity

PREFERRED STOCK - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

STOCK OPTION PLAN - The Company has a stock option plan ("the Plan") that provides for the granting of stock options to key employees, executive officers and directors. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 1995, 1996, or 1997.

Information regarding the Plan is summarized below:

                                                           Weighted      Weighted
                                                            Average       Average
                                                           Exercise     Fair Value
                                                Shares       Price    at Grant Date
         --------------------------------------------------------------------------
         Shares under option:

           Outstanding at January 1, 1995       243,900     $11.00             --
           Options granted in 1995               73,000      11.00         $ 8.56
           Options terminated                   (25,950)     11.00             --
         --------------------------------------------------------------------------
           Outstanding at December 31, 1995     290,950      11.00             --
           Options granted in 1996               64,500       7.84           6.14
           Options terminated                   (97,050)     10.97             --
         --------------------------------------------------------------------------
           Outstanding at December 31, 1996     258,400      10.22             --
           Options granted in 1997               92,500       7.94           6.12
           Options terminated                   (27,550)      9.61             --
         --------------------------------------------------------------------------
                                                323,350     $ 9.62             --
         ==========================================================================

The number of stock options exercisable was 117,310, 77,960, and 43,490 at December 31, 1997, 1996 and 1995, respectively. Stock option shares available for future grants at December 31, 1997 was 10,700.

SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The option price of all the Company's stock options is equal to the fair value of the stock at the grant date. As such, no compensation expense is recorded in the accompanying consolidated financial statements.

The following table summarizes information about fixed stock options as of December 31, 1997:

                                     Options Outstanding                   Options Exercisable
         ----------------------------------------------------------------------------------------
                                           Weighted
                                            average                                      Weighted
                                           remaining       Weighted                      average
              Range of         Number      contract        average          Number       exercise
           exercise price   outstanding      life       exercise price    exercisable     price
         -----------------------------------------------------------------------------------------
           $6.00 - $11.00     323,350      6.7 years         $9.62          117,310       $10.72

Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for options awarded in 1997, 1996 and 1995 under this plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income and basic and diluted net income per share would have differed from the amounts reported as follows:

                                             As Reported                               Pro Forma
                                      1997       1996          1995          1997         1996        1995
         ----------------------------------------------------------------------------------------------------
          Net income               $2,316,847   $827,617    $2,124,658    $2,208,410    $696,085   $2,079,365
          Basic and diluted net
           income per share        $      .62   $    .22    $      .56    $      .59    $    .19   $      .54

The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                1997              1996              1995
         --------------------------------------------------------------------------------
         Risk-free interest rate                 6.5%              6.5%              6.5%
         Dividend yield                            0%                0%                0%
         Expected volatility                    81.4%             82.6%             82.6%
         Weighted average expected life      7 years           7 years           7 years

8. Income Taxes

The provision (credit) for income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                                               1997       1996        1995
         ------------------------------------------------------------------
                                                    (in thousands)
         Current:
           Federal                           $   957    $  (545)    $   125
           State                                  38        (58)         20
         ------------------------------------------------------------------
         Total current                           995       (603)        145
         ------------------------------------------------------------------
         Deferred:
           Federal                               371      1,019         979
           State                                 153        163         153
         ------------------------------------------------------------------
         Total deferred                          524      1,182       1,132
         ------------------------------------------------------------------
         Total provision for income taxes    $ 1,519    $   579     $ 1,277
         ==================================================================

Income tax expense for the years ended December 31, 1997, 1996 and 1995 differs from the amounts computed by applying the federal statutory rate of 34% to income before income taxes primarily due to state income taxes.

The Company has approximately $1,920,000 of state net operating loss carryforwards for tax purposes available to offset future state taxable income through 2011. The Company also has approximately $630,000 of alternative minimum tax credit carryforwards available to offset future federal income tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 are as follows:

                                                                  1997       1996
         -------------------------------------------------------------------------
                                                                  (in thousands)
         Deferred tax liabilities:
            Tax over book depreciation                          $10,259    $ 8,746
            Prepaid expenses deductible when paid                   403        247
            Capitalized tires                                       218        265
            Cash basis to accrual basis adjustment                  766         --
            Other                                                    23         31
         -------------------------------------------------------------------------
                  Total deferred tax liabilities                 11,669      9,289
         =========================================================================
         Deferred tax assets:
            Accrued self insurance claims                           494        865
            Other accrued expenses not deductible until paid        145        142
            Allowance for losses on receivables                     180         47
            State NOL carryforward                                   96        118
            Alternative minimum tax credit carryforward             630        234
            Other                                                   133         66
                  Total deferred tax assets                       1,678      1,472
         -------------------------------------------------------------------------
                  Net deferred tax liabilities                  $ 9,991    $ 7,817
         =========================================================================

The above amounts are reflected in the accompanying consolidated balance sheets as:

                                                        1997              1996
         ----------------------------------------------------------------------
                                                            (in thousands)
         Current assets                               $   175           $   531
         Noncurrent liabilities                        10,166             8,348
         ----------------------------------------------------------------------
               Net deferred tax liabilities           $ 9,991           $ 7,817
         ======================================================================

9.  Major Customers

The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 12%, 13% and 14% of operating revenues during 1997, 1996 and 1995, respectively.

10. Quarterly Results Of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

                                                                              1997
                                                          MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,
         ----------------------------------------------------------------------------------------------
                                                              (in thousands, except per share data)
         Operating revenues                               $ 17,197     $ 19,303    $ 19,574    $ 21,141
         Operating income                                      745        1,484       1,711       1,151
         Net income                                            270          673         790         584
         Basic and diluted net income per share                .07          .20         .21         .15

                                                                              1996
                                                          MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,
         ----------------------------------------------------------------------------------------------
                                                              (in thousands, except per share data)
         Operating revenues                               $ 14,929     $ 16,350    $ 17,529    $ 16,715
         Operating income (loss)                              (101)         890       1,243         618
         Net income (loss)                                    (234)         307         507         248
         Basic and diluted net income (loss) per share        (.06)         .08         .14         .07

Boyd Bros. Transportation Inc. and Subsidiary
Independent Auditors' Report

To the Board of Directors and Stockholders of Boyd Bros. Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP

Birmingham, Alabama

February 13, 1998