Form 10-K, Exhibit 13
period 1998-12-31
BOYD BROS TRANSPORTATION INC
filed 1999-03-31
CIK 920907

                                                                      Exhibit 13

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

The following tables set forth selected financial data and selected pro forma financial data of the Company. The selected financial data presented below for the five-year period ended December 31, 1998, are derived from the Company's audited financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto.

                                                                               Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                               1998         1997        1996         1995         1994
                                                (in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
   Operating revenues                                       $ 118,123     $ 77,215     $ 65,523     $ 61,866     $ 59,132
   Operating expenses:
      Salaries, wages and employee benefits                    36,608       32,427       28,420       27,573       24,800
      Cost of independent contractors                          31,818        2,441           --           --           --
      Operating supplies                                       21,429       20,832       19,550       17,156       15,042
      Taxes and licenses                                        2,566        2,306        2,222        1,823        1,922
      Insurance and claims                                      5,393        3,439        3,379        3,210        3,669
      Communications and utilities                              1,554        1,305        1,186        1,022          927
      Depreciation and amortization                            10,320        9,181        8,261        7,296        6,451
      Rent                                                        348          163          202          154          136
      Gain on disposition of property and equipment, net         (433)        (577)        (805)        (648)        (410)
      Environmental remediation (1)                                24          (23)          19         (294)         800
      Other                                                     1,169          558          439          474          523
      Total operating expenses                                110,796       72,124       62,873       57,765       53,860
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                             7,327        5,091        2,650        4,101        5,272
   Interest income                                                 97          136          164           82           54
   Interest expense                                            (1,608)      (1,391)      (1,408)        (781)        (806)
   Other                                                           82           --           --           --           70
---------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                   5,898        3,836        1,406        3,402        4,590
   Income taxes                                                 2,326        1,519          579        1,227        6,544
---------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                        $   3,572     $  2,317     $    828     $  2,125     $ (1,954)
   Basic and diluted net income (loss) per share            $     .87     $    .62     $    .22     $    .56     $   (.55)
   Dividends paid (2)                                       $      --     $     --     $     --     $     --     $  2,525
   Dividends per share                                      $      --     $     --     $     --     $     --     $    .66
===========================================================================================================================

Pro Forma Income Data (Unaudited) (3):
   Income before income taxes                                                                                    $  4,590
   Pro forma income taxes                                                                                           1,762
   Pro forma net income                                                                                             2,828
   Pro forma basic and diluted net income per share                                                                   .80
===========================================================================================================================

(1) Reflects an operating expense (credit) accrued for environmental remediation during 1995.

(2) Distributions primarily to fund tax liabilities resulting from the Company's S Corporation status were made to the Company's stockholders in each year between 1990 and 1994, prior to the termination of the Company's S Corporation status on March 30, 1994.

(3) Between January 1, 1987 and March 30, 1994, the Company was treated as an S Corporation for federal and certain state income tax purposes. As a result, the Company's taxable earnings for 1989 through 1993, and the first quarter of 1994, were taxed for federal and certain state income tax purposes directly to the Company's then-existing stockholders. On March 30, 1994, the Company terminated its S Corporation status and became subject to federal and certain additional state income taxes. For informational purposes, unaudited pro forma net income data is provided for 1994 to reflect an adjustment for a provision for federal and state income taxes as if the Company had not been treated as an S Corporation during that period. The pro forma net income data does not give effect to the non-cash charge of approximately $5.5 million in recognition of deferred income taxes that resulted from the termination of the Company's S Corporation status.

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

                                                                           December 31,
                                                       1998        1997        1996         1995        1994
--------------------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Balance Sheet Data:
   Working capital                                  $   4,360    $  3,785    $  2,495     $  2,676    $    768
   Net property and equipment                          48,691      48,859      44,593       37,188      33,184
   Total assets                                        77,047      71,526      57,262       48,892      41,480
   Long-term debt, less current maturities             18,049      19,252      15,198        9,228       6,143
   Total liabilities                                   44,186      42,071      33,374       24,903      19,616
   Stockholders' equity                                32,862      29,455      23,888       23,989      21,864

Selected Operating Data:

The following table sets forth certain operating data regarding the Company.

                                                               Year Ended December 31,
                                                     1998         1997       1996       1995       1994
---------------------------------------------------------------------------------------------------------

Operating ratio                                     93.80%       93.41%     95.95%     93.37%     91.08%

Average length of haul in miles                       576          663        677        694        687
Average number of truckloads per week               3,330        1,908      1,607      1,470      1,457
Average revenues per total mile                     $1.17        $1.17      $1.14      $1.14      $1.15
Equipment at period end:
   Tractors                                         1,032          950        575        522        480
   Trailers                                         1,337        1,227        916        875        830

Boyd Bros. Transportation Inc. and Subsidiary
Management's Discussion and Analysis



The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1998. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The Company was founded in 1956 by Dempsey Boyd and his brothers as a small regional flatbed trucking operation with three tractors. Since that time, the Company has grown to one with 1,032 tractors and 1,337 trailers operating in the eastern two-thirds of the United States. Historically, the Company has owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding owner/operators to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of Welborn Transport, Inc., which specializes in short-haul routes using largely an owner/operated fleet. The Company continued to expand its owner-operator program in 1998. At December 31, 1998, owner-operators made up 44.5% of the Company's total fleet.



Results of Operations

The following table sets forth the percentage relationship of the expense items to operating revenues for the periods indicated.

                                                                         Percentage of Operating Revenues
                                                                              Year Ended December 31,
                                                                        1998           1997           1996

               Operating revenues                                      100.00%        100.00%        100.00%
               ----------------------------------------------------------------------------------------------------
               Operating expenses
                  Salaries, wages, and employee benefits                 31.00          42.00          43.37
                  Cost of independent contractors                        26.94           3.16            --
                  Operating supplies                                     18.14          26.98          29.84
                  Taxes and licenses                                      2.17           2.99           3.39
                  Insurance and claims                                    4.57           4.45           5.16
                  Communication and utilities                             1.31           1.69           1.81
                  Depreciation and amortization                           8.74          11.89          12.61
                  Gain on disposition of property and equipment, net      (.37)          (.47)         (1.23)
                  Other                                                   1.30            .72            .66
                  Total operating expenses                               93.80          93.41          95.95
               ----------------------------------------------------------------------------------------------------
               Operating income                                           6.20           6.59           4.04
               Interest expense, net                                     (1.28)         (1.62)         (1.90)
               Other income                                                .07             --             --
               ----------------------------------------------------------------------------------------------------
               Income before income taxes                                 4.99           4.97           2.14
                  Income taxes                                            1.97           1.97            .88
               ----------------------------------------------------------------------------------------------------
                  Net income                                              3.02%          3.00%          1.26%
               ====================================================================================================

COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

Operating revenues for 1998 increased $40.9 million, or 52.9%, to $118.1 million compared with $77.2 million for 1997. The inclusion of Welborn revenues for the entire year accounted for 78.5% of the increase. Revenues also increased due to better equipment utilization and the addition of 70 tractors.

Salaries, wages and employee benefits increased $4.2 million, or 12.9%, to $36.6 million compared with $32.4 million in 1997. Salaries increased at a slower rate than revenues, making up 31.0% of operating revenue in 1998 compared to 42.0% in 1997, due to the expansion of the owner/operator program.

Cost of independent contractors for 1998 increased $29.4 million to $31.8 million from $2.4 million in 1997, due to a full year of the owner/operator program and the inclusion of Welborn. As of December 31, 1998 Boyd Bros. had an owner/operator fleet of 150 operators compared with 50 operators in 1997. Additionally, Welborn, had 310 owner/operators as of December 31, 1998, which is substantially all of its fleet.

Operating supplies expense for 1998 increased $.6 million, or 2.9%, to $21.4 million compared with $20.8 million for 1997. Operating supplies expense increased at a slower rate than revenue because of lower fuel prices and also the increase in the owner/operator fleet. Maintenance costs on a per mile basis decreased $.06, or 16.7%, due to lowering the average age of the fleet.

Taxes and licenses expense for 1998 increased $.3 million, or 11.3%, to $2.6 million compared with $2.3 million in 1997. Taxes and licenses increased at a slower rate than revenue due to the greater percentage of owner/operators.

Insurance and claims expense increased $2.0 million, or 56.8%, to $5.4 million compared with $3.4 million in 1997. The increase was primarily due to an increase in the accident frequency and the inclusion of Welborn for the entire year.

Communications and utilities expense increased $.3 million, or 19.1%, to $1.6 million from $1.3 million in 1997. Improved cost management contributed to the slower rate of increase compared with revenue growth.

Depreciation and amortization expense increased $1.1 million, or 12.4%, to $10.3 million from $9.2 million in 1997. The slower rate of growth compared with revenue was due to higher utilization of equipment, a full year of Boyd's owner/ operator program, and Welborn's high percentage of owner/operators.

Rent expense increased $.2 million, or 113%, to $.3 million from $.1 million in 1997 due largely to the inclusion of Welborn. Rent expense includes operating leases for both trailers and terminals.

Other expenses increased approximately $1.0 million, or 176.7%, to $1.5 million in 1998 from $.6 million in 1997 due largely to Welborn being included for the entire year. Other expenses include, but are not limited to, consulting fees, advertising costs and bank charges.

Interest expense (net of interest income) increased $.2 million, or 20.4%, to $1.5 million from $1.3 million in 1997. During 1998, the Company incurred additional indebtedness for the purpose of financing an increase in its fleet of 70 tractors.

Net income for 1998 was $3.57 million compared with $2.32 million for 1997.

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

Operating supplies expense for 1997 increased $1.3 million, or 6.6%, to $20.8 million compared with $19.5 million for 1996. Operating supplies expense increased at a slower rate than revenue because of lower fuel prices. Maintenance costs on a per mile basis decreased $.01, or 9.6%, due to lowering the average age of the fleet.

Taxes and licenses expense for 1997 increased $.1 million, or 3.8%, to $2.3 million from $2.2 million in 1996. Taxes and licenses increased at a slower rate than revenue because of the addition during 1997 of owner/operators, who pay their own taxes and licenses.

Insurance and claims expense increased $.1 million, or only 1.8%, to $3.4 million from $3.3 million in 1996. Lower insurance rates and positive claims experience contributed to the small rate of increase.

Communications and utilities expense increased $.1 million, or 10.1%, to $1.3 million from $1.2 million in 1996. Improved cost management contributed to the slower rate of increase compared with revenue growth.

Depreciation and amortization expense increased $.9 million, or 11.1%, to $9.2 million in 1997 from $8.3 million in 1996. The slower rate of growth compared with revenue was due to higher utilization of equipment and the startup of the owner/operator program. The Company had approximately 50 owner/operators at December 31, 1997. Additionally, approximately 35 of these owner/operators entered into lease-purchase arrangements with the Company, which resulted in these assets being removed from the Company's depreciation records.

Gain on disposition of property and equipment decreased $.4 million, or 54.8%, to $.4 million in 1997 from $.8 million in 1996. There were fewer equipment trades in 1997 compared with 1996.

Other expenses decreased $.1 million, or 15.7%, to $.6 million in 1997 from $.7 million in 1996.

Interest expense (net of interest income) increased $10,510, or 0.8%, a negligible increase considering the Company's revenue growth rate. A significant portion of the Company's debt is LIBOR-rate based, which has been significantly lower during most of 1997.

Net income for 1997 was $2.32 million compared with $.83 million for 1996.

Liquidity and Capital Resources

The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, and has been financed largely through long-term debt. Capital expenditures, net of proceeds from disposals of property and equipment, were approximately $12.5 million in 1998, compared with $11.4 million in 1997. At December 31, 1998, the Company had long-term debt (including current portions) of $25.9 million, which was primarily incurred to purchase revenue equipment. Management anticipates increasing the Company's fleet by approximately 100 tractors in 1999, net of replacements, at an anticipated cost of approximately $29.3 million. Management expects to finance such equipment purchases through equipment financing arrangements with various lenders. Additionally, the Company will begin construction of a new "super terminal" in Birmingham, Alabama with a cost estimated at $3.5 million. The construction of the terminal will be financed with a financial institution.

Net cash flow provided by operating activities was approximately $9.2 million during 1998 compared with approximately $8.2 million in 1997. The Company had a working capital surplus of $4.4 million at December 31, 1998.

Historically, the Company has relied on cash generated from operations to fund its working capital requirements. However, the Company has a bank line of credit permitting short-term borrowings of up to $1.5 million. The revolving line of credit is collateralized by accounts receivable and inventory.

In January 1996, the Company implemented a stock repurchase program based on management's belief that, at then current market prices, the Common Stock represented a sound investment for the Company's corporate funds. Pursuant to the repurchase program, the Company purchased 25,000 shares of the Common Stock in open market or negotiated transactions during 1998, for an aggregate purchase price of $165,625. The Company funded the purchase using working capital. Additionally, on January 8, 1999, the Company purchased 500,000 shares of its' outstanding Common Stock from the former CEO for $3.6 million. The stock purchase was funded by available cash and bank line of credit.

The Company currently has outstanding letters of credit, totaling approximately $2.9 million at December 31, 1998, to cover liability insurance claims and outstanding claims related to its previous self-insured workers' compensation program. Annual commitment fees relating to those letters of credit do not exceed 1.5% of the face amounts thereof.

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

Interest Rate Risk

The Company is exposed to interest rate risk due to its long-term debt, which at December 31, 1998, bore interest at rates ranging from 1.00% to 1.50% above the bank's LIBOR rate. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the Company has estimated the fair value of its long-term debt approximates its carrying value, using a discounted cash flow analysis based on borrowing rates available to the Company. The effect of a hypothetical 10% increase in interest rates would increase the estimated fair value of the Company's long-term debt by approximately $300,000. Management believes that current working capital funds are sufficient to offset any adverse effects caused by changes in the interest rates.

Year 2000 Compliance

         State of Readiness- The Company is in the process of performing a comprehensive review of its Year 2000 issues. The overall review includes six phases: (1) inventorying Year 2000 items; (2) assigning priorities to identified items; (3) assessing the Year 2000 compliance of items determined to be material to the Company; (4) replacing or updating material items determined not to be Year 2000 compliant; (5) testing material items; and (6) designing and implementing contingency and business continuation plans. The Company has grouped its information technology (IT)-Systems and Non-IT Systems into two categories, mission critical and support secondary. The mission critical group includes the IT-Systems and Non-IT Systems that are necessary to execute the Company's basic functions of hauling freight via the Company's flat-bed trucks.

The Company has formed a committee to address both the mission critical and support secondary categories. Each of the mission critical and support secondary groups has inventoried Year 2000 items and assigned priorities to identified items. The mission critical group has determined items material to the Company and either has replaced or updated these items. As of December 31, 1998 the testing of mission critical items that were replaced or updated is 80% complete and is expected to be completed by the end of the second quarter of 1999. Based on information provided to the Company by Qualcomm, the Company's supplier of IT-Systems and software that is used to track and communicate with the fleet, the Company believes that all systems provided to it by Qualcomm are Year 2000 compliant. The committee addressing secondary items (systems that increase efficiencies but are not necessary for the provision of services or the receipt of payment), has completed assessment of Year 2000 compliance. The support secondary group is 40% complete as to replacing and updating these items, and is expected to be completed by the end of the second quarter of 1999. The testing is ongoing as the items are replaced or updated.

Contingency and Business Continuation Plan- The Company has not developed a contingency plan, but such a plan is scheduled to be completed by the end of the second quarter of 1999.

Risks and Reasonably Likely Worst Case Scenarios- As part of the Company's comprehensive review, it is continuing to identify and verify the Year 2000 readiness of third parties (vendors and customers) with whom the Company has material relationships. At present, the Company is not able to determine the effect on results of operations, liquidity and financial condition in the event the Company's material vendors and customers are not Year 2000 compliant. The Company will continue to monitor the progress of its material vendors and customers and formulate a contingency plan at that point in time when it does not believe that a material vendor or customer will be compliant.

Costs- The Company expects to spend approximately $105,000 in connection with the Year 2000 remediation. The Company is still evaluating all necessary purchases, but as of December 31, 1998 the Company has spent $75,000.

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

Recently Issued Accounting Standards

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999. It requires that an entity recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating this Statement and has not yet determined its impact on the Company's financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------------------------

                                                                      1998          1997
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $ 1,361,664   $ 3,417,174
  Short-term investments                                               250,000       250,000
  Accounts receivable (less allowance for doubtful
    accounts of $272,000 in 1998 and $237,000 in 1997):
    Trade and interline                                             12,735,168     9,415,737
    Other                                                              170,094       117,034
  Current portion of net investment in sales-type leases             1,495,510       508,829
  Parts and supplies inventory                                         263,943       263,352
  Prepaid tire expense                                                 838,900       904,381
  Other prepaid expenses                                             2,059,490     1,387,587
  Deferred income taxes                                                644,712       174,587
                                                                   -----------   -----------

           Total current assets                                     19,819,481    16,438,681
                                                                   -----------   -----------

PROPERTY AND EQUIPMENT:
  Land and land improvements                                         2,262,486     1,046,245
  Buildings                                                          2,927,611     3,278,527
  Revenue equipment                                                 60,619,648    58,668,742
  Other equipment                                                   10,806,777     9,435,642
  Leasehold improvements                                               339,994       339,944
                                                                   -----------   -----------

           Total                                                    76,956,516    72,769,100
  Less accumulated depreciation and amortization                    28,265,861    23,910,352
                                                                   -----------   -----------

           Property and equipment, net                              48,690,655    48,858,748
                                                                   -----------   -----------

OTHER ASSETS:
  Net investment in sales-type leases                                4,120,787     1,656,490
  Goodwill, net of accumulated amortization of  $240,578 in 1998
     and $16,778 in 1997                                             4,235,422     4,459,222
  Deposits and other assets                                            181,081       112,861
                                                                   -----------   -----------

           Total other assets                                        8,537,290     6,228,573
                                                                   -----------   -----------

TOTAL                                                              $77,047,426   $71,526,002
                                                                   ===========   ===========

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------------------

                                                                  1998          1997
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                         $ 7,833,286   $ 5,914,785
  Revolving line of credit                                                     1,021,849
  Accounts payable - trade and interline                         1,648,537     1,517,218
  Income taxes                                                   1,686,502       230,327
  Accrued liabilities:
    Self-insurance claims                                        2,132,042     2,122,182
    Salaries and wages                                             957,710     1,069,515
    Other                                                        1,200,642       778,148
                                                               -----------   -----------

           Total current liabilities                            15,458,719    12,654,024

LONG-TERM DEBT                                                  18,049,490    19,251,702

DEFERRED INCOME TAXES                                           10,677,510    10,165,682
                                                               -----------   -----------

           Total liabilities                                    44,185,719    42,071,408
                                                               -----------   -----------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value - 1,000,000 shares
    authorized; no shares issued and outstanding
  Common stock, $.001 par value - 10,000,000 shares
    authorized; 4,069,640 (1998) and 4,094,640 (1997) shares
    issued and outstanding                                           4,070         4,095
  Additional paid-in capital                                    16,864,622    17,030,222
  Retained earnings                                             15,993,015    12,420,277
                                                               -----------   -----------

           Total stockholders' equity                           32,861,707    29,454,594
                                                               -----------   -----------

TOTAL                                                          $77,047,426   $71,526,002
                                                               ===========   ===========


See notes to consolidated financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

--------------------------------------------------------------------------------------------------------

                                                           1998            1997             1996

OPERATING REVENUES                                     $ 118,123,424    $ 77,214,629    $ 65,523,412
                                                       -------------    ------------    ------------

OPERATING EXPENSES:
  Salaries, wages and employee benefits                   36,607,732      32,427,094      28,419,881
  Cost of independent contractors                         31,817,649       2,440,687
  Operating supplies                                      21,429,224      20,831,643      19,549,827
  Taxes and licenses                                       2,565,842       2,305,506       2,221,710
  Insurance and claims                                     5,392,526       3,438,761       3,378,815
  Communications and utilities                             1,553,511       1,305,448       1,186,131
  Depreciation and amortization                           10,320,379       9,181,399       8,261,253
  Gain on disposition of property and equipment, net        (433,023)       (363,970)       (805,800)
  Other                                                    1,542,703         557,508         661,110
                                                       -------------    ------------    ------------

           Total operating expenses                      110,796,543      72,124,076      62,872,927
                                                       -------------    ------------    ------------

OPERATING INCOME                                           7,326,881       5,090,553       2,650,485
                                                       -------------    ------------    ------------

OTHER INCOME (EXPENSES):
  Interest income                                             97,052         135,819         164,363
  Interest expense                                        (1,607,482)     (1,390,455)     (1,408,489)
  Other income                                                82,308
                                                       -------------    ------------    ------------
           Other expenses, net                            (1,428,122)     (1,254,636)     (1,244,126)
                                                       -------------    ------------    ------------

INCOME BEFORE PROVISION FOR
  INCOME TAXES                                             5,898,759       3,835,917       1,406,359
                                                       -------------    ------------    ------------

PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                 2,284,318         995,000        (602,915)
   Deferred                                                   41,703         524,070       1,181,657
                                                       -------------    ------------    ------------

           Total provision for income taxes                2,326,021       1,519,070         578,742
                                                       -------------    ------------    ------------

NET INCOME                                             $   3,572,738    $  2,316,847    $    827,617
                                                       =============    ============    ============

BASIC AND DILUTED NET INCOME
  PER SHARE                                            $        0.87    $       0.62    $       0.22
                                                       =============    ============    ============

BASIC AND DILUTED WEIGHTED AVERAGE
    SHARES OUTSTANDING                                     4,090,175       3,726,591       3,726,496
                                                       =============    ============    ============


See notes to consolidated financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

-------------------------------------------------------------------------------------------------------------

                                                           ADDITIONAL
                                          COMMON            PAID-IN            RETAINED
                                          STOCK             CAPITAL            EARNINGS             TOTAL

BALANCE, JANUARY 1, 1996                  $3,823          $14,708,994         $ 9,275,813        $23,988,630
  Purchase and retirement of
    common stock                            (122)            (928,378)                              (928,500)
  Net income                                                                      827,617            827,617
                                          ------          -----------         -----------        -----------


BALANCE, DECEMBER 31, 1996                 3,701           13,780,616          10,103,430         23,887,747
  Issuance of common stock in
    connection with acquisition              394            3,249,606                              3,250,000
  Net income                                                                    2,316,847          2,316,847
                                          ------          -----------         -----------        -----------


BALANCE, DECEMBER 31, 1997                 4,095           17,030,222          12,420,277         29,454,594
  Purchase and retirement of
    common stock                             (25)            (165,600)                              (165,625)
  Net income                                                                    3,572,738          3,572,738
                                          ------          -----------         -----------        -----------

BALANCE, DECEMBER 31, 1998                $4,070          $16,864,622         $15,993,015        $32,861,707
                                          ======          ===========         ===========        ===========


See notes to consolidated financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

-----------------------------------------------------------------------------------------------------------

                                                                 1998            1997             1996
OPERATING ACTIVITIES:
  Net income                                                  $  3,572,738    $  2,316,847    $    827,617
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                             10,320,379       9,181,399       8,261,253
      Gain on disposal of property and equipment, net             (433,023)       (363,970)       (805,800)
      Net effect of sales-type leases on cost of
        independent contractors                                 (1,800,538)       (212,780)
      Provision for deferred income taxes                           41,703         524,070       1,181,657
      Changes in assets and liabilities provided
        (used) cash:
          Accounts receivable                                   (3,372,491)     (3,716,424)        805,570
          Refundable income                                                        579,573         581,738
          Other current assets                                  (1,001,836)       (851,868)         (9,950)
          Deposits and other assets                                (68,220)        233,189         (30,038)
          Accounts payable - trade and interline                   131,319        (605,343)      1,190,036
          Accrued liabilities and other current liabilities      1,776,724       1,119,302        (607,128)
                                                              ------------    ------------    ------------

            Net cash provided by operating activities            9,166,755       8,203,995      11,394,955
                                                              ------------    ------------    ------------

INVESTING ACTIVITIES:
  Purchase of short-term investments                                              (150,000)
  Payments received on sales-type leases                         1,750,705          43,374
  Capital expenditures:
    Revenue equipment                                          (12,117,225)    (15,341,667)    (20,981,024)
    Other property and equipment                                (2,360,188)     (1,995,791)       (838,881)
  Proceeds from disposals of property
    and equipment                                                1,975,628       5,948,765       6,959,399
                                                              ------------    ------------    ------------

            Net cash used in investing activities              (10,751,080)    (11,495,319)    (14,860,506)
                                                              ------------    ------------    ------------

FINANCING ACTIVITIES:
  Purchase of common stock                                        (165,625)                       (928,500)
  Proceeds from line of credit                                                   1,021,849
  Proceeds from long-term debt                                  12,572,123      17,830,191      18,411,485
  Principal payments on long-term debt                         (12,877,683)    (15,736,748)    (11,906,138)
                                                              ------------    ------------    ------------

            Net cash provided by (used in)
               financing activities                               (471,185)      3,115,292       5,576,847
                                                              ------------    ------------    ------------

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

--------------------------------------------------------------------------------------------

                                                   1998            1997           1996

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                          $(2,055,510)   $  (176,032)   $ 2,111,296

CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR                               3,417,174      3,593,206      1,481,910
                                                -----------    -----------    -----------

  END OF YEAR                                   $ 1,361,664    $ 3,417,174    $ 3,593,206
                                                ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid (received) during the year for:
      Interest                                  $ 1,612,715    $ 1,254,636    $ 1,350,568
                                                ===========    ===========    ===========

      Income taxes, net of refunds              $   816,729    $    30,469    $  (943,351)
                                                ===========    ===========    ===========

SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Acquisition of Welborn Transport, Inc.
      in December 1997 (see Note 2)
    Net investment in sales-type leases         $ 2,177,249    $ 2,165,319
                                                ===========    ===========


See notes to consolidated financial statements.

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      NATURE OF OPERATIONS - Boyd Bros. Transportation Inc. and its subsidiary (the "Company") are flatbed carriers, transporting a variety of products, primarily steel and building materials. The Company has authority to operate in the continental United States; however, its market generally encompasses the eastern two-thirds of the United States. The Company is headquartered in Clayton, Alabama and operates regional and satellite terminals in locations near interstate highways or customer facilities. All of the Company's operations (flatbed trucking) constitute only one segment under the requirements of Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information.

      PRINCIPLES OF CONSOLIDATION - The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Welborn Transport, Inc. since its acquisition on December 8, 1997 (Note
      2). All significant intercompany items have been eliminated in consolidation.

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

         Land improvements                             15 years
         Buildings                                 5 - 25 years
         Revenue equipment                          4 - 7 years
         Other equipment                           3 - 10 years
         Leasehold improvements                    5 - 20 years

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

      NET INCOME PER SHARE - In accordance with SFAS No. 128, Earnings per Share, the Company is now required to report two separate earnings per share numbers, basic and diluted, on the face of the income statement.

      For the years ended December 31, 1998, 1997 and 1996, all of the Company's outstanding options, totaling 444,810, 323,350, and 258,400 shares, respectively, were excluded from the computation of weighted average shares as such options would have been anti-dilutive.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - SFAS No. 107, Disclosures about Fair Value of Financial Instruments (as amended by SFAS No. 119), requires certain disclosures for financial instruments for which it is practicable to estimate the fair value. The Company's financial instruments consist of cash equivalents, short-term investments, trade receivables, trade payables, accrued expenses, and interest-bearing debt. The fair value of the Company's financial instruments, excluding interest-bearing debt, approximates the carrying value reflected in the accompanying consolidated balance sheets at December 31, 1998 and 1997, primarily because of the short-term nature of these instruments. Fair value disclosure for the Company's interest-bearing debt is presented in Note 5.

      ACCOUNTING STANDARD NOT YET ADOPTED - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999. It requires that an entity recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating this Statement and has not yet determined its impact on the Company's financial statements.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.

2.    ACQUISITION

      On December 8, 1997, the Company acquired Welborn Transport, Inc. ("Welborn") for a total purchase price of $6,631,000, including direct acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Goodwill totaling $4,476,000 was recognized on the acquisition equal to the excess of the purchase price over the estimated fair value of the net assets acquired. The consolidated statements of income include the results of Welborn's operations from its acquisition date forward.

      The estimated fair value of assets acquired and liabilities assumed in this acquisition is summarized as follows:

      Fair value of assets acquired                                   $11,985,000
      Less liabilities assumed                                          5,354,000
                                                                      -----------
                                                                      $ 6,631,000
                                                                      ===========
      Consideration consisted of:
        Fair value of common stock issued                             $ 3,250,000
        Issuance of notes payable to stockholders (Note 5)              3,250,000
        Amounts paid or accrued for acquisition costs                     131,000
                                                                      -----------
           Total purchase price                                       $ 6,631,000
                                                                      ===========


      The following unaudited pro forma consolidated results of operations for the years ended December 31, 1997 and 1996 have been prepared as though the acquisition occurred as of January 1, 1996:

                                                               1997                   1996
         Operating revenues                                $105,551,554            $88,875,373
         Net income                                           2,119,420              1,128,198
         Basic and diluted net income per share                     .52                    .27

      The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of the actual results that would have been achieved had the acquisition taken place as of January 1, 1996 or in the future.

3.    EMPLOYEE BENEFIT PLAN

      The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 1998, 1997, and 1996 were $246,943, $151,527, and $233,444, respectively.

4.    LEASES

      OPERATING LEASES - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2001. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities.

      Future minimum lease payments under all operating leases with an initial or remaining noncancelable lease term of more than one year are as follows:

          YEAR
          1999                                                      $ 90,441
          2000                                                        72,200
          2001                                                        22,615
                                                                    --------
         Total                                                      $185,256
                                                                    ========


      Total rental expense for all operating leases was $378,961, $112,243, and $98,648 for the years ended December 31, 1998, 1997 and 1996, respectively.

      SALES-TYPE LEASES - The Company leases revenue equipment to certain of its owner-operators and accounts for these transactions as sales-type leases. These receivables have terms of four years and are collateralized by a security interest in the related revenue equipment. There is no residual value accruing to the Company at the end of the lease term.

      The components of the net investment in sales-type leases at December 31, 1998 and 1997 are as follows:

         Minimum lease receivable                      $ 8,731,437        $ 3,360,117
         Allowance for uncollectible receivables        (1,201,245)          (380,000)
                                                       -----------        -----------
         Net minimum lease receivable                    7,530,192          2,980,117
         Unearned interest income                       (1,913,895)          (814,798)
                                                       -----------        -----------
         Net investment in sales-type leases             5,616,297          2,165,319
         Less current portion                           (1,495,510)          (508,829)
                                                       -----------        -----------

         Net amount due after one year                 $ 4,120,787        $ 1,656,490
                                                       ===========        ===========

      Future minimum lease rentals are as follows:

          YEAR
          1999                                       $2,716,775
          2000                                        2,668,711
          2001                                        2,353,122
          2002                                          992,829
                                                     ----------
         Total                                       $8,731,437
                                                     ==========

      Gains on disposition of revenue equipment leased to owner operators, interest income on these leases, and provisions for bad debts related to sales-type leases have been included as components of cost of independent contractors in the accompanying consolidated statements of income.

5.    LONG-TERM DEBT

      Long-term debt at December 31, 1998 and 1997 is summarized as follows:

                                                                            1998              1997
         Revenue equipment obligations:

           LIBOR plus 1.00% (6.06% - 1998) note payable
             in monthly installments through November 2003               $13,380,676

           LIBOR plus 1.25% (6.31% - 1998 and 7.06% - 1997) note
             payable in monthly installments through November 2003         9,023,928       $19,820,760

           LIBOR plus 1.50% (6.56% - 1998) note payable
             in yearly installments through January 2001                   1,500,000

           LIBOR plus 1.50% (6.56% - 1998) note payable
             in monthly installments through May 2003                        902,632

           7.35% note payable in monthly installments through
             January 2000                                                    763,444         1,549,652

           Notes repaid in 1998                                                                512,901

         Note payable related to acquisition, paid in 1998                                   3,250,000

         Other                                                               312,096            33,174
                                                                         -----------       -----------
                    Total                                                 25,882,776        25,166,487
         Less current maturities                                           7,833,286         5,914,785
                                                                         -----------       -----------
                    Long-term debt                                       $18,049,490       $19,251,702
                                                                         ===========       ===========

      Revenue equipment obligations are collateralized by revenue equipment.

      On January 2, 1998, the $3,250,000 note payable to stockholders was refinanced with a bank bearing interest at LIBOR plus 1.50% (see Note 2). Long-term debt is scheduled to mature as follows:

          YEAR

          1999                                       $ 7,833,286
          2000                                         6,412,304
          2001                                         5,801,590
          2002                                         4,000,392
          2003                                         1,835,204
                                                     -----------
         Total                                       $25,882,776
                                                     ===========

      The Company's borrowings under a line of credit of $1,021,849 at December 31, 1997 were converted in 1998 to a note payable bearing interest at LIBOR plus 1.50%.

      The Company also has a $1,500,000 line of credit under a commercial revolving note, expiring June 3, 1999, bearing interest at LIBOR plus 1.75%. This line of credit was not utilized at December 31, 1998 and 1997.

      Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $14,800,000, as defined, and to maintain certain financial ratios. The Company was in compliance with these financial covenants at December 31, 1998.

      The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

6.    COMMITMENTS AND CONTINGENCIES

      The Company is currently self-insured as follows:


                                                                        RETENTION
                                                                          AMOUNT
                                                                      PER OCCURRENCE
                                                                      --------------
         Liability - bodily injury and property damage                 $   100,000
         Employee medical and hospitalization                              100,000
         Cargo loss and damage                                              10,000
         Collision                                                          10,000
         Environmental losses                                             No Limit


      The above retention amounts represent rates which were negotiated with the Company's insurance carriers at December 31, 1998. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 1998, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. For claims prior to 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000.

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

      The Company has outstanding letters of credit at December 31, 1998 totaling $2,913,112 to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

      There are sundry claims and suits pending against the Company in the ordinary course of business. In the opinion of the Company's management, any ultimate liability in these matters will have no material adverse effect on the financial position, operations or cash flows of the Company.

7.    STOCKHOLDERS' EQUITY

      PREFERRED STOCK - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

      STOCK OPTION PLAN - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 1996, 1997, or 1998.

      Information regarding the Plan is summarized below:

                                                                  WEIGHTED    WEIGHTED
                                                                  AVERAGE      AVERAGE
                                                                  EXERCISE    FAIR VALUE
                                                    SHARES          PRICE    AT GRANT DATE

           Outstanding at January 1, 1996          290,950        $   11.00
             Granted                                64,500             7.84    $   6.14
             Terminated                            (97,050)           10.97
                                                   -------
           Outstanding at December 31, 1996        258,400            10.22
             Granted                                92,500             7.94        6.12
             Terminated                            (27,550)            9.61
                                                   -------
           Outstanding at December 31, 1997        323,350             9.62
             Granted                               174,900             8.84        7.05
             Terminated                            (53,440)            9.22
                                                   -------
         Outstanding at December 31, 1998          444,810        $    9.36
                                                   =======


      The number of stock options exercisable was 171,420, 117,310, and 77,960 at December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, 55,190 shares were available for future grant under the Plan.

      The following table summarizes information about fixed stock options as of December 31, 1998:


                                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                            ----------------------------------------    -------------------------
                                             Weighted
                                             average        Weighted                    Weighted
                               Number       remaining        average      Number         average
            Range of         of shares     contractual      exercise     of shares       exercise
         exercise prices    outstanding       life            price     exercisable       price
         $6.00 - $11.00       444,810       7.4 years       $   9.36      171,420       $   10.36

      SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The option price of all the Company's stock options is equal to the market value of the stock at the grant date. As such, no compensation expense is recorded in the accompanying consolidated financial statements.

      Had compensation cost been determined based upon the fair value at the grant date for options awarded in 1998, 1997 and 1996 under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income and net income per share would have differed from the amounts reported as follows:

                                               AS REPORTED                            PRO FORMA
                                 --------------------------------------  ------------------------------------
                                     1998          1997         1996        1998         1997          1996

         Net income              $ 3,572,738   $ 2,316,847   $ 827,617   $3,285,544   $ 2,208,410   $ 696,085

         Basic and diluted net
           income per share      $       .87   $       .62   $     .22   $      .80   $       .59   $     .19

      The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


                                               1998         1997          1996

         Risk-free interest rate              6.5 %         6.5 %         6.5 %
         Dividend yield                         0 %           0 %           0 %
         Expected volatility                 82.8 %        81.4 %        82.6 %
         Weighted average expected life     7 years       7 years       7 years



8.    INCOME TAXES

      The provision (credit) for income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in thousands):

                                                 1998         1997          1996
         Current:
           Federal                              $1,944       $  957       $  (545)
           State                                   340           38           (58)
                                                ------       ------       -------
         Total current                           2,284          995          (603)
                                                ------       ------       -------
         Deferred:
           Federal                                  31          371         1,019
           State                                    11          153           163
                                                ------       ------       -------
         Total deferred                             42          524         1,182
                                                ------       ------       -------
         Total provision for income taxes       $2,326       $1,519       $   579
                                                ======       ======       =======

      Income tax expense for the years ended December 31, 1998, 1997 and 1996 is greater than the amounts computed by applying the federal statutory rate of 35% to income before income taxes primarily due to state income taxes ($185,000 in 1998, $120,000 in 1997 and $80,000 in 1996) and the effect of the non-deductibility of goodwill amortization ($80,000 in 1998).

      At December 31, 1997, the Company had approximately $1,920,000 of state net operating loss carryforwards for tax purposes available to offset future state taxable income through 2011. The Company also had approximately $630,000 of alternative minimum tax credit carryforwards available to offset future federal income tax. These were utilized during 1998.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                   1998          1997
         Deferred tax liabilities:
           Tax over book depreciation                             $10,180       $10,259
           Prepaid expenses deductible when paid                      590           403
           Capitalized tires                                          292           218
           Cash basis to accrual basis adjustment                     542           766
           Other                                                       16            23
                                                                  -------       -------
                    Total deferred tax liabilities                 11,620        11,669
                                                                  -------       -------

         Deferred tax assets:

           Accrued self insurance claims                              500           494
           Other accrued expenses not deductible until paid           437           145
           Allowance for losses on receivables                        577           180
           State NOL carryforward                                                    96
           Alternative minimum tax credit carryforward                              630
           Other                                                       73           133
                                                                  -------       -------
                    Total deferred tax assets                       1,587         1,678
                                                                  -------       -------
                    Net deferred tax liabilities                  $10,033       $ 9,991
                                                                  =======       =======

      The above amounts are reflected in the accompanying consolidated balance sheets as:

                                                         1998          1997
         Current assets                                $   645       $   175
         Noncurrent liabilities                         10,678        10,166
                                                       -------       -------
                    Net deferred tax liabilities       $10,033       $ 9,991
                                                       =======       =======

9.    MAJOR CUSTOMERS

      The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 8%, 12% and 13% of operating revenues during 1998, 1997 and 1996, respectively.

10.   SUBSEQUENT EVENT

      During January 1999, the Company re-purchased 500,000 shares of its outstanding Common Stock for $3,660,000.

11.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997 (in thousands, except per share data):


                                                                              1998
                                                     -----------------------------------------------------
                                                     MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31
         Operating revenues                           $27,888       $30,370       $30,221       $29,644
         Operating income                               1,157         2,360         2,227         1,583
         Net income                                       459         1,203         1,106           805
         Basic and diluted net income per share          0.11          0.29          0.27          0.20


                                                                              1997
                                                     -----------------------------------------------------
                                                     MARCH 31       JUNE 30     SEPTEMBER 30   DECEMBER 31
         Operating revenues                           $17,197       $19,303       $19,574       $21,141
         Operating income                                 745         1,484         1,711         1,151
         Net income                                       270           673           790           584
         Basic and diluted net income per share          0.07          0.20          0.21          0.15

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Boyd Bros. Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




February 5, 1999