Form 10-K, Exhibit 13
period 1999-12-31
BOYD BROS TRANSPORTATION INC
filed 2000-03-30
CIK 920907

                                                                      EXHIBIT 13

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

The following tables set forth selected financial data and selected pro forma financial data of the Company. The selected financial data presented below for the five-year period ended December 31, 1999, are derived from the Company's audited financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto.

                                                                                       Year Ended December 31,
                                                                1999            1998           1997           1996          1995

                                                                               (in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:

  Operating revenues                                         $ 133,137       $ 118,123       $ 77,215       $ 65,523       $ 61,866
  Operating expenses:
        Salaries, wages and employee benefits                   35,461          36,608         32,427         28,420         27,573
        Cost of independent contractors                         45,132          31,818          2,500           --             --
        Operating supplies                                      22,934          21,429         20,832         19,550         17,156
        Taxes and licenses                                       2,847           2,566          2,306          2,222          1,823
        Insurance and claims                                     6,111           5,393          3,439          3,379          3,210
        Communications and utilities                             1,480           1,554          1,305          1,186          1,022
        Depreciation and amortization                           10,720          10,320          9,181          8,261          7,296
        Gain on disposition of property and equipment, net      (1,627)           (433)          (577)          (805)          (648)
        Other                                                    1,862           1,541            711            660            333
        Total operating expenses                               124,920         110,796         72,124         62,873         57,765
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                               8,217           7,327          5,091          2,650          4,101
  Interest income                                                   92              97            136            164             82
  Interest expense                                              (2,422)         (1,608)        (1,391)        (1,408)          (781)
  Other                                                              0              82           --             --             --
------------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                     5,887           5,898          3,836          1,406          3,402
  Income taxes                                                   2,430           2,326          1,519            578          1,277
------------------------------------------------------------------------------------------------------------------------------------
  Net income                                                 $   3,457       $   3,572       $  2,317       $    828       $  2,125
  Basic and diluted net income per share                     $     .99       $     .87       $    .62       $    .22       $    .56

====================================================================================================================================

(1) Reflects an operating expense (credit) accrued for environmental remediation during 1995.

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data


                                                                                      December 31,
                                                                    1999        1998        1997         1996        1995
---------------------------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
Balance Sheet Data:
   Working capital                                               $   1,049    $  4,360    $  3,785     $  2,495    $  2,676
   Net property and equipment                                       61,882      48,691      48,859       44,593      37,188
   Total assets                                                     99,456      77,047      71,526       57,262      48,892
   Long-term debt, less current maturities                          34,689      18,049      19,252       15,198       9,228
   Total liabilities                                                69,062      44,186      42,071       33,374      24,903
   Stockholders' equity                                             30,393      32,862      29,455       23,888      23,989


Selected Operating Data:

The following table sets forth certain operating data regarding the Company.


                                                           Year Ended December 31,
                                           1999        1998         1997        1996       1995
-------------------------------------------------------------------------------------------------

Operating ratio                            93.83%      93.80%      93.41%      95.95%      93.37%

Average length of haul in miles              634         576         663         677         694
Average number of truckloads per week      3,368       3,330       1,908       1,607       1,470
Average revenues per total mile          $  1.18     $  1.17     $  1.17     $  1.14     $  1.14
Equipment at period end:
   Tractors                                1,112       1,032         950         575         522
   Trailers                                1,451       1,337       1,227         916         875


Boyd Bros. Transportation Inc. and Subsidiary
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 1999. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The Company was founded in 1956 by Dempsey Boyd and his brothers as a small regional flatbed trucking operation with three tractors. Since that time, the Company has grown to one with 1,112 tractors and 1,451 trailers operating in the eastern two-thirds of the United States. Historically, the Company owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding owner/operators to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of Welborn Transport, Inc. ("Welborn"), which specializes in short-haul routes using largely an owner/operated fleet.

Results of Operations

The following table sets forth the percentage relationship of the expense items to operating revenues for the periods indicated.


                                                                          Percentage of Operating Revenues
                                                                                Year Ended December 31,
                                                                           1999         1998           1997

              Operating revenues                                           100.00%      100.00%      100.00%
             -----------------------------------------------------------------------------------------------
              Operating expenses
                 Salaries, wages, and employee benefits                     26.64        31.00        42.00
                 Cost of independent contractors                            33.89        26.94        3.16O
                 Operating supplies                                         17.23        18.14        26.98
                 Taxes and licenses                                          2.14         2.17         2.99
                 Insurance and claims                                        4.59         4.57         4.45
                 Communication and utilities                                 1.11         1.31         1.69
                 Depreciation and amortization                               8.05         8.74        11.89
                 Gain on disposition of property and equipment, net         (1.22)        (.37)        (.47)
                 Other                                                       1.40         1.30          .72
                 Total operating expenses                                   93.83        93.80        93.41
             -----------------------------------------------------------------------------------------------
              Operating income                                               6.17         6.20         6.59
              Interest expense, net                                         (1.75)       (1.28)       (1.62)
              Other income                                                    --           .07         --
             -----------------------------------------------------------------------------------------------
              Income before income taxes                                     4.42         4.99         4.97
                    Income taxes                                             1.83         1.97         1.97
             -----------------------------------------------------------------------------------------------
                    Net income                                               2.59%        3.02%        3.00%
             ===============================================================================================


COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

Operating revenues for 1999 increased $15.0 million, or 12.7%, to $133.1 million compared to $118.1 million for 1998. Revenues increased due to better equipment utilization and the addition of 80 tractors.

Salaries, wages and employee benefits decreased $1.1 million, or 3.1%, to $35.5 million compared to $36.6 million in 1998. Salaries decreased due to the increase in the owner/operator fleet, and therefore, a decrease in employee drivers. Salaries made up 26.6% of operating revenue in 1999 compared to 31.0% in 1998.

Cost of independent contractors for 1999 increased $13.3 million, or 41.8%, to $45.1 million from $31.8 million in 1998. As of December 31, 1999 Boyd Bros. had an owner/operator fleet of 209 operators compared to 150 owner/operators in 1998. Additionally, Welborn, had 298 owner/operators as of December 31, 1999 compared to 281 operators in 1998.

Operating supplies expense for 1999 increased $1.5 million, or 7.0%, to $22.9 million compared with $21.4 million for 1998, despite the fact that a large portion of the fleet is comprised of owner/operators. This increase is almost entirely due to increased fuel prices.

Taxes and licenses expense for 1999 increased $.2 million, or 7.7%, to $2.8 million compared to $2.6 million in 1998. Taxes and licenses increased at a slower rate than revenue due to the greater percentage of owner/operators.

Insurance and claims expense increased $.7 million, or 13.0%, to $6.1 million compared to $5.4 million in 1998. The increase was primarily due to an increase in accident claims.

Communications and utilities expense decreased $.1 million, or 6.3%, to $1.5 million from $1.6 million in 1998. Improved cost management contributed to the decrease in communications costs.

Depreciation and amortization expense increased $.4 million, or 3.9%, to $10.7 million from $10.3 million in 1998. Depreciation expense increased due to the addition of newer and more expensive tractors in order to reduce the age of the Company's tractor fleet and due to the replenishing of the Company's trailer fleet with longer and more expensive trailers.

Rent expense increased $.2 million, or 67.0%, to $.5 million from $.3 million in 1998. Rent expense includes operating leases for both trailers and terminals. Rent expense increased due to the Company entering into several lease agreements for new trailers during 1999.

Other expenses increased approximately $.4 million, or 26.7%, to $1.9 million in 1999 from $1.5 million in 1998. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs and bank charges.

Interest expense (net of interest income) increased $.8 million, or 50%, to $2.4 million from $1.6 million in 1998. During 1999 the Company incurred additional indebtedness for the purpose of financing an increase in its tractor and trailer fleets.

Net income for 1999 decreased approximately $.1 million, or 2.8%, to $3.5 million compared to $3.6 million for 1998.

COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

Operating revenues for 1998 increased $40.9 million, or 52.9%, to $118.1 million compared to $77.2 million for 1997. The inclusion of Welborn revenues for the entire year accounted for 78.5% of this increase. Revenues also increased due to better equipment utilization and the addition of 70 tractors.

Salaries, wages and employee benefits increased $4.2 million, or 12.9%, to $36.6 million compared to $32.4 million in 1997. Salaries increased at a slower rate than revenues, making up 31.0% of operating revenue in 1998 compared to 42.0% in 1997, due to the expansion of the owner/ operator program.

Cost of independent contractors for 1998 increased $29.4 million to $31.8 million from $2.4 million in 1997, due to a full year of the owner/operator program and the inclusion of Welborn. As of December 31, 1998 Boyd Bros. had an owner/operator fleet of 150 operators compared to 50 operators in 1997. Additionally, Welborn, had 310 owner/operators as of December 31, 1998, which constitutes substantially all of its fleet.

Operating supplies expense for 1998 increased $.6 million, or 2.9%, to $21.4 million compared to $20.8 million for 1997. Operating supplies expense increased at a slower rate than revenue because of lower fuel prices and the increase in the owner/operator fleet. Maintenance costs on a per mile basis decreased $.06, or 16.7%, due to a decrease in the average age of the Company's fleet.

Taxes and licenses expense for 1998 increased $.3 million, or 11.3%, to $2.6 million compared to $2.3 million in 1997. Taxes and licenses increased at a slower rate than revenue due to the greater percentage of owner/operators.

Insurance and claims expense increased $2.0 million, or 56.8%, to $5.4 million compared to $3.4 million in 1997. The increase was primarily due to an increase in the accident frequency and the inclusion of Welborn for the entire year.

Communications and utilities expense increased $.3 million, or 19.1%, to $1.6 million from $1.3 million in 1997. Improved cost management contributed to the slower rate of increase compared to revenue growth.

Depreciation and amortization expense increased $1.1 million, or 12.4%, to $10.3 million from $9.2 million in 1997. The slower rate of growth compared to revenue was due to higher utilization of equipment, a full year of Boyd's owner/operator program, and Welborn's high percentage of owner/operators.

Rent expense increased $.2 million, or 113.0%, to $.3 million from $.1 million in 1997 largely due to the inclusion of Welborn . Rent expense includes operating leases for both trailers and terminals.

Other expenses increased approximately $1.0 million, or 176.7%, to $1.5 million in 1998 from $.6 million in 1997 due largely to Welborn being included for the entire year. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs and bank charges.

Interest expense (net of interest income) increased $.2 million, or 20.4%, to $1.5 million from $1.3 million in 1997. During 1998, the Company incurred additional indebtedness to finance the addition of 70 new tractors to its fleet.

Net income for 1998 increased approximately $1.25 million, or 53.9%, to $3.57 million compared to $2.32 million for 1997.

Liquidity and Capital Resources

The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, and has been financed largely through long-term debt. Capital expenditures, net of proceeds from disposals of property and equipment related to company tractors, was approximately $23.1 million in 1999, compared to $12.1 million in 1998. At December 31, 1999, the Company had long-term debt (including current portions) of $48.9 million, which was primarily incurred to purchase revenue equipment. Management anticipates increasing the Company's fleet by approximately 50 tractors in 2000, net of replacements, at an anticipated cost of approximately $6.9 million. Management expects to finance such equipment purchases through equipment financing arrangements with various lenders. Net cash flow provided by operating activities was approximately $11.6 million during 1999 compared to approximately $9.2 million in 1998. The Company had working capital of $1.0 million at December 31, 1999.

Historically, the Company has relied on cash generated from operations to fund its working capital requirements. However, the Company has two bank lines of credit permitting short-term borrowings of up to $4.25 million. The revolving lines of credit are collateralized by accounts receivable and inventory.

Pursuant to the Company's stock repurchase program, the Company purchased 25,000 and 263,940 shares of the common stock in open market or negotiated transactions during 1998 and 1999, for aggregate purchase prices of $165,625 and $2,342,746, respectively. The Company funded these purchases using working capital. On January 8, 1999, the Company purchased 500,000 shares of its outstanding common stock from a former Chief Executive Officer of the Company for $3,660,000. The stock purchase was funded by available cash and a bank line of credit.

The Company currently has outstanding letters of credit, totaling approximately $3.6 million at December 31, 1999, to cover liability insurance claims and outstanding claims related to its previous self-insured workers' compensation program. Annual commitment fees relating to these letters of credit do not exceed 1.5% of the face amounts thereof.

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

Interest Rate Risk

The Company is exposed to interest rate risk due to its long-term debt, which at December 31, 1999, bore interest at rates ranging from 1.00% to 1.50% above the bank's LIBOR rate. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the Company has estimated the fair value of its long-term debt approximates its carrying value, using a discounted cash flow analysis based on borrowing rates available to the Company. The effect of a hypothetical ten percent increase in interest rates would increase the estimated fair value of the Company's long-term debt by approximately $600,000. Management believes that current working capital funds are sufficient to offset any adverse effects caused by changes in the interest rates.

Year 2000 Compliance

In June 1998, the Company developed and began implementing a plan to review its overall Year 2000 compliance. The plan encompassed the Company's critical information technology ("IT") and its critical non-IT systems that are necessary to execute the Company's basic functions of hauling freight via the Company's flat-bed trucks.

The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its on-going business as a result of the "Year 2000 issue." However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with billing, payroll, or financial closings at month, quarterly or year end. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively impacted if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers and suppliers.

The Company expended $105,000 on Year 2000 readiness efforts from 1998 to 1999. These efforts included replacing some outdated, noncompliant hardware and noncompliant software as well as identifying and remediating Year 2000 problems.

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

Fuel Price Trend

Diesel fuel prices have increased materially during the first quarter of 2000. The average price per gallon of diesel fuel has increased from about $.96 per gallon at the beginning of 1999 to nearly $1.50 at the end of the first quarter of 2000. If fuel prices continue to increase or are sustained at these higher levels for a continuing period of time, the higher fuel costs may have a materially adverse effect on the financial condition and business operations of the Company. Additionally, the increased fuel costs may also have a materially adverse effect on the Company's efforts to build a base of owner/operators, expand its pool of available trucks and diversify its operations. Higher fuel costs dilute the financial incentive for owner/operators, who are typically paid a flat rate per mile; therefore, as a result of higher fuel prices, about 50 drivers left the Company's owner/operator program in the fourth quarter of 1999, and additional drivers have departed in the first quarter of 2000. The diminishing number of owner/operators compounds the direct impact of higher fuel costs because each owner/operator who leaves the Company's program also leaves behind a power unit that must then be absorbed into the Company's fleet. As a result, each of these trucks can no longer be recorded as a variable expense related to a contractual rate per mile, but must instead be recorded as a Company-owned truck with indirect costs of ownership, such as depreciation, maintenance and capital expenses. As a result, the continuing higher fuel costs may have an adverse impact on the Company's results of operations due to empty trucks, diminished fleet efficiency, and reduced revenue potential.

Recently Issued Accounting Standard

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective (as amended) for fiscal years beginning after June 15, 2000. It requires that an entity recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating this Statement and has not yet determined its impact on the Company's financial statements.

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                          1999            1998
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                          $ 1,006,826      $ 1,361,664
  Short-term investments                                                 250,000          250,000
  Accounts receivable, less allowance for doubtful
    accounts of $347,000 (1999) and $272,000 (1998):
    Trade and interline                                               12,475,739       12,735,168
    Other                                                              1,082,615          170,094
  Current portion of net investment in sales-type leases               3,620,723        1,495,510
  Parts and supplies inventory                                           326,202          263,943
  Prepaid tire expense                                                   837,136          838,900
  Other prepaid expenses                                               2,488,484        2,059,490
  Deferred income taxes                                                  281,834          644,712
                                                                     -----------      -----------

           Total current assets                                       22,369,559       19,819,481
                                                                     -----------      -----------

PROPERTY AND EQUIPMENT:
  Land and land improvements                                           2,263,326        2,262,486
  Buildings                                                            2,927,611        2,927,611
  Revenue equipment                                                   69,944,259       60,619,648
  Other equipment                                                     11,510,214       10,375,893
  Leasehold improvements                                                 377,831          339,994
  Construction in progress                                             3,539,437          430,884
                                                                     -----------      -----------

           Total                                                      90,562,678       76,956,516
  Less accumulated depreciation and amortization                      28,680,556       28,265,861
                                                                     -----------      -----------

           Property and equipment, net                                61,882,122       48,690,655
                                                                     -----------      -----------
OTHER ASSETS:
  Net investment in sales-type leases                                  8,522,614        4,120,787
  Goodwill, net of accumulated amortization of  $464,378 (1999)
     and $240,578 (1998)                                               3,955,834        4,235,422
  Revenue equipment held for lease                                     2,287,267
  Deposits and other assets                                              438,372          181,081
                                                                     -----------      -----------

           Total other assets                                         15,204,087        8,537,290
                                                                     -----------      -----------

TOTAL                                                                $99,455,768      $77,047,426
                                                                     ===========      ===========


BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                        1999             1998
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                            $ 14,245,584       $ 7,833,286
  Accounts payable - trade and interline                             4,070,946         1,648,537
  Income taxes                                                         802,395         1,686,502
  Accrued liabilities:
    Self-insurance claims                                            1,768,114         2,132,042
    Salaries and wages                                                 746,805           957,710
    Other                                                            1,785,087         1,200,642
                                                                  ------------       -----------

           Total current liabilities                                23,418,931        15,458,719

LONG-TERM DEBT                                                      34,688,582        18,049,490

DEFERRED INCOME TAXES                                               10,954,964        10,677,510
                                                                  ------------       -----------

           Total liabilities                                        69,062,477        44,185,719
                                                                  ------------       -----------
COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value - 1,000,000 shares
    authorized; no shares issued and outstanding
  Common stock, $.001 par value - 10,000,000 shares
    authorized; 4,081,910 (1999) and 4,069,640 (1998) shares
    issued and outstanding                                               4,082             4,070
  Additional paid-in capital                                        16,839,570        16,864,622
  Retained earnings                                                 19,450,385        15,993,015
  Treasury stock, at cost; 751,670 shares                           (5,900,746)
                                                                  ------------       -----------

           Total stockholders' equity                               30,393,291        32,861,707
                                                                  ------------       -----------

TOTAL                                                             $ 99,455,768       $77,047,426
                                                                  ============       ===========

See notes to consolidated financial statements.


BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                1999               1998                1997

OPERATING REVENUES                                        $ 133,137,272       $ 118,123,424       $ 77,214,629
                                                          -------------       -------------       ------------
OPERATING EXPENSES:
  Salaries, wages and employee benefits                      35,461,400          36,607,732         32,427,094
  Cost of independent contractors                            45,132,153          31,817,649          2,440,687
  Operating supplies                                         22,934,366          21,429,224         20,831,643
  Taxes and licenses                                          2,846,677           2,565,842          2,305,506
  Insurance and claims                                        6,110,604           5,392,526          3,438,761
  Communications and utilities                                1,479,546           1,553,511          1,305,448
  Depreciation and amortization                              10,719,647          10,320,379          9,181,399
  Gain on disposition of property and equipment, net         (1,626,983)           (433,023)          (363,970)
  Other                                                       1,862,170           1,542,703            557,508
                                                          -------------       -------------       ------------

           Total operating expenses                         124,919,580         110,796,543         72,124,076
                                                          -------------       -------------       ------------

OPERATING INCOME                                              8,217,692           7,326,881          5,090,553
                                                          -------------       -------------       ------------
OTHER INCOME (EXPENSES):
  Interest income                                                91,740              97,052            135,819
  Interest expense                                           (2,421,910)         (1,607,482)        (1,390,455)
  Other income                                                                       82,308
                                                          -------------       -------------       ------------

           Other expenses, net                               (2,330,170)         (1,428,122)        (1,254,636)
                                                          -------------       -------------       ------------

INCOME BEFORE PROVISION FOR
  INCOME TAXES                                                5,887,522           5,898,759          3,835,917
                                                          -------------       -------------       ------------

PROVISION FOR INCOME TAXES:
   Current                                                    1,789,821           2,284,318            995,000
   Deferred                                                     640,331              41,703            524,070
                                                          -------------       -------------       ------------

           Total provision for income taxes                   2,430,152           2,326,021          1,519,070
                                                          -------------       -------------       ------------

NET INCOME                                                $   3,457,370       $   3,572,738       $  2,316,847
                                                          =============       =============       ============

BASIC AND DILUTED NET INCOME
  PER SHARE                                               $        0.99       $        0.87       $       0.62
                                                          =============       =============       ============

BASIC AND DILUTED WEIGHTED AVERAGE
    SHARES OUTSTANDING                                        3,507,311           4,090,175          3,726,591
                                                          =============       =============       ============



See notes to consolidated financial statements.

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                         ADDITIONAL
                                          COMMON           PAID-IN           RETAINED          TREASURY
                                          STOCK           CAPITAL            EARNINGS           STOCK             TOTAL

BALANCE, JANUARY 1, 1997              $     3,701       $ 13,780,616       $ 10,103,430                         $23,887,747

  Issuance of common stock in
    connection with acquisition               394          3,249,606                                              3,250,000

  Net income                                                                  2,316,847                           2,316,847
                                      -----------       ------------       ------------                         -----------

BALANCE, DECEMBER 31, 1997                  4,095         17,030,222         12,420,277                          29,454,594

  Purchase and retirement of
    common stock                              (25)          (165,600)                                              (165,625)

  Net income                                                                  3,572,738                           3,572,738
                                      -----------       ------------       ------------                         -----------

BALANCE, DECEMBER 31, 1998                  4,070         16,864,622         15,993,015                          32,861,707

  Exercise of stock options                     6            (12,318)                         $     51,000           38,688

  Sale of common stock under
    employee stock purchase plan                6            (12,734)                               51,000           38,272

  Purchase of treasury stock                                                                    (6,002,746)      (6,002,746)

  Net income                                                                  3,457,370                           3,457,370
                                      -----------       ------------       ------------       ------------       -----------

BALANCE, DECEMBER 31, 1999            $     4,082       $ 16,839,570       $ 19,450,385       $ (5,900,746)      $30,393,291
                                      ===========       ============       ============       ============       ===========



See notes to consolidated financial statements.

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                     1999                 1998                1997

OPERATING ACTIVITIES:
  Net income                                                     $  3,457,370       $  3,572,738       $  2,316,847
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                                10,719,647         10,320,379          9,181,399
      Gain on disposal of property and equipment, net              (1,626,983)          (433,023)          (363,970)
      Net effect of sales-type leases on cost of
        independent contractors                                    (1,741,454)        (1,800,538)          (212,780)
      Provision for deferred income taxes                             640,332             41,703            524,070
      Changes in assets and liabilities provided
        (used) cash:
          Accounts receivable                                        (493,392)        (3,372,491)        (3,716,424)
          Refundable income taxes                                                                           579,573
          Other current assets                                       (666,293)        (1,001,836)          (851,868)
          Deposits and other assets                                  (257,291)           (68,220)           233,189
          Accounts payable - trade and interline                    2,414,894            131,319           (605,343)
          Accrued liabilities and other current liabilities          (874,865)         1,776,724          1,119,302
                                                                 ------------       ------------       ------------

            Net cash provided by operating activities              11,571,965          9,166,755          8,203,995
                                                                 ------------       ------------       ------------

INVESTING ACTIVITIES:
  Purchase of short-term investments                                                                       (150,000)
  Payments received on sales-type leases                            3,939,430          1,750,705             43,374
  Capital expenditures:
    Revenue equipment                                             (36,950,717)       (12,117,225)       (15,341,667)
    Other property and equipment                                   (4,650,303)        (2,360,188)        (1,995,791)
  Proceeds from disposals of property
    and equipment                                                   8,542,604          1,975,628          5,948,765
  Receipt of acquisition escrow                                        55,788
                                                                 ------------       ------------       ------------

            Net cash used in investing activities                 (29,063,198)       (10,751,080)       (11,495,319)
                                                                 ------------       ------------       ------------

FINANCING ACTIVITIES:
  Purchase of common stock                                                              (165,625)
  Proceeds from sales of common stock                                  38,272
  Proceeds from exercise of stock options                              38,688
  Purchase of treasury stock                                       (6,002,746)
  Proceeds from line of credit                                                                            1,021,849
  Proceeds from long-term debt                                     36,785,635         12,572,123         17,830,191
  Principal payments on long-term debt                            (13,723,454)       (12,877,683)       (15,736,748)
                                                                 ------------       ------------       ------------

            Net cash provided by (used in)
               financing activities                                17,136,395           (471,185)         3,115,292
                                                                 ------------       ------------       ------------


BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                    1999              1998              1997

NET DECREASE IN CASH
  AND CASH EQUIVALENTS                          $  (354,838)      $(2,055,510)      $  (176,032)

CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR                               1,361,664         3,417,174         3,593,206
                                                -----------       -----------       -----------

  END OF YEAR                                   $ 1,006,826       $ 1,361,664       $ 3,417,174
                                                ===========       ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                  $ 2,358,576       $ 1,612,715       $ 1,254,636
                                                ===========       ===========       ===========

      Income taxes, net of refunds              $ 2,727,399       $   816,729       $    30,469
                                                ===========       ===========       ===========

SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Acquisition of Welborn Transport, Inc.
      in December 1997 (see Note 2)
    Net investment in sales-type leases         $ 1,817,598       $ 2,177,249       $ 2,165,319
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

      REVENUE EQUIPMENT HELD FOR LEASE - Revenue equipment held for lease and not in use is stated at cost, less accumulated depreciation, which approximates net realizable value.

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

         Land improvements                                      15 years
         Buildings                                          5 - 25 years
         Revenue equipment                                  4 - 7 years
         Other equipment                                    3 - 10 years
         Leasehold improvements                             3 - 20 years

      Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the year of disposal.

      GOODWILL - Goodwill is amortized over 20 years using the straight-line method. The Company evaluates goodwill for impairment by comparing projected future cash flows to carrying amounts of goodwill using a discount rate based on the cost of capital of that business. If such evaluation indicates impairment, the Company would record a change to operations in the period such impairment is determined.

      CLAIMS - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 6).

      REVENUE RECOGNITION - Operating revenue and related costs are recorded upon shipment of products to customers provided that pervasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility of the resulting receivables is probable.

      NET INCOME PER SHARE - In accordance with SFAS No. 128, Earnings per Share, the Company reports two separate earnings per share numbers, basic and diluted, on the face of its statements of income.

      For the years ended December 31, 1999, 1998 and 1997, all of the Company's outstanding options, totaling 456,100, 444,810, and 323,350 shares, respectively, were excluded from the computation of weighted average shares as such options would have been anti-dilutive.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - SFAS No. 107, Disclosures about Fair Value of Financial Instruments (as amended by SFAS No. 119), requires certain disclosures for financial instruments for which it is practicable to estimate the fair value. The Company's financial instruments consist of cash equivalents, short-term investments, trade receivables, trade payables, accrued expenses, and interest-bearing debt. The fair value of the Company's financial instruments, excluding interest-bearing debt, approximates the carrying value reflected in the accompanying consolidated balance sheets at December 31, 1999 and 1998, primarily because of the short-term nature of these instruments. Fair value disclosure for the Company's interest-bearing debt is presented in Note 5.

      ACCOUNTING STANDARD NOT YET ADOPTED - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective (as amended) for fiscal years beginning after June 15, 2000. It requires that an entity recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating this Statement and has not yet determined its impact on the Company's financial statements.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 presentation.

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
                                                                  ===========


      The following unaudited pro forma consolidated results of operations for the year ended December 31, 1997 have been prepared as though the acquisition occurred as of January 1, 1997:



         Operating revenues                                   $ 105,551,554
         Net income                                               2,119,420
         Basic and diluted net income per share                         .52


      The unaudited proforma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of the actual results that would have been achieved had the acquisition taken place as of January 1, 1997 or in the future.

3.    EMPLOYEE BENEFIT PLAN

      The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 1999, 1998, and 1997 were $280,890, $246,943, and $151,527, respectively.

4.    LEASES

      LESSEE:

      OPERATING LEASES - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2001. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities.

      Future minimum lease payments under all operating leases with an initial or remaining noncancelable lease term of more than one year are as follows:



         YEAR
         2000                                         $ 72,200
         2001                                           22,615
                                                      --------
         Total                                        $ 94,815
                                                      ========

      Total rental expense for all operating leases was $384,723, $378,961, and $112,243 for the years ended December 31, 1999, 1998 and 1997, respectively.

      LESSOR:

      SALES-TYPE LEASES - The Company leases revenue equipment to certain of its owner/operators and accounts for these transactions as sales-type leases. These receivables have terms of three and one-half to four years and are collateralized by a security interest in the related revenue equipment. Certain revenue equipment under these leases have a guaranteed residual value from the vendor which will be redeemed by the Company at the end of the lease term.

      The components of the net investment in sales-type leases at December 31, 1999 and 1998 are as follows:

                                                          1999              1998

        Minimum lease receivable                     $ 16,212,485       $ 8,731,437
        Allowance for uncollectible receivables          (910,754)       (1,201,245)
                                                     ------------       -----------
        Net minimum lease receivable                   15,301,731         7,530,192
        Unearned interest income                       (3,158,394)       (1,913,895)
                                                     ------------       -----------
        Net investment in sales-type leases            12,143,337         5,616,297
        Less current portion                           (3,620,723)       (1,495,510)
                                                     ------------       -----------

        Net amount due after one year                $  8,522,614       $ 4,120,787
                                                     ============       ===========


      Future minimum lease rentals for sales-type leases are as follows:


         YEAR

         2000                                              $ 5,171,648
         2001                                                5,140,545
         2002                                                4,518,729
         2003                                                1,381,563
                                                           -----------

         Total                                             $16,212,485
                                                           ===========

      Gains on disposition of revenue equipment leased to owner operators, interest income on these leases, and provisions for bad debts related to sales-type leases have been included as components of cost of independent contractors in the accompanying consolidated statements of income.

      OPERATING LEASES - The Company also leases revenue equipment to certain of its owner/operators and accounts for these transactions as operating leases. These leases have terms of three to three and one-half years. The revenue equipment under these leases had a cost of $2,517,591 and $2,596,261 net of accumulated depreciation of $477,298 and $75,532 at December 31, 1999 and 1998, respectively.

      Future minimum lease rentals for operating leases are as follows:


                   YEAR
                   2000                               $  663,000
                   2001                                  649,230
                   2002                                  309,570
                                                      ----------
                   Total                              $1,621,800
                                                      ==========

      Total rental income from operating leases was $353,630, $13,770, and $0 for the years ended December 31, 1999, 1998 and 1997, respectively.

5.    LONG-TERM DEBT

      Long-term debt at December 31, 1999 and 1998 is summarized as follows:


                                                                         1999             1998
Revenue equipment obligations:

        LIBOR plus 1.00% (7.00% - 1999 and 6.06% - 1998) note
          payable in monthly installments through November 2005      $22,934,205      $13,380,676

        LIBOR plus 1.25% (7.25% - 1999 and 6.31% - 1998) note
          payable in monthly installments through December 2005       25,386,865        9,926,560

        LIBOR plus 1.50% (7.50% - 1999 and 6.56% - 1998) note
          payable in yearly installments through January 2001            571,429        1,500,000

        Note repaid in 1999                                                               763,444

        Other                                                             41,667          312,096
                                                                     -----------      -----------
                 Total                                                48,934,166       25,882,776
      Less current maturities                                         14,245,584        7,833,286
                                                                     -----------      -----------
                 Long-term debt                                      $34,688,582      $18,049,490
                                                                     ===========      ===========

      Revenue equipment obligations are collateralized by revenue equipment.

      Long-term debt is scheduled to mature as follows:



        YEAR
        2000                                             $14,245,584
        2001                                              10,960,436
        2002                                              10,239,622
        2003                                               8,434,027
        2004                                               4,813,354
        Thereafter                                           241,143
                                                         -----------
        Total                                            $48,934,166
                                                         ===========


      The Company also has two lines of credit totaling $4,250,000 under a commercial revolving note, expiring April 7, 2000, bearing interest at LIBOR plus 1.75%. These lines of credit were not utilized at December 31, 1999 and 1998.

      Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $14,800,000, as defined, and to maintain certain financial ratios. The Company received waivers from certain creditors at December 31, 1999 due to non-compliance with financial ratios related to the increase in the current portion of long-term debt.

      The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

6.    COMMITMENTS AND CONTINGENCIES

      The Company is currently self-insured as follows:



                                                               RETENTION AMOUNT
                                                               PER OCCURRENCE

      Liability - bodily injury and property damage               $100,000
      Employee medical and hospitalization                         100,000
      Cargo loss and damage                                         10,000
      Collision                                                     10,000
      Environmental losses                                        No Limit


      The above retention amounts represent rates which were negotiated with the Company's insurance carriers at December 31, 1999. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 1999, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. For claims prior to 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000.

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

      The Company has outstanding letters of credit at December 31, 1999 totaling $3,588,565 to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

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

      EMPLOYEE STOCK PURCHASE PLAN - During 1999, the Company established an Employee Stock Purchase Plan under which 175,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 90% of the market price of the stock as of the first or last day of the offering periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. The expense associated with this plan in 1999 was insignificant.

      STOCK OPTION PLAN - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. An aggregate of 500,000 shares of the Company's common stock are reserved for this Plan. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 1997 or 1998.

      Information regarding the Plan is summarized below:


                                                                      WEIGHTED     WEIGHTED
                                                                      AVERAGE       AVERAGE
                                                                      EXERCISE     FAIR VALUE
                                                        SHARES         PRICE     AT GRANT DATE

      Outstanding at January 31, 1997                   258,400         10.22
        Granted                                          92,500          7.94        6.12
        Terminated                                      (27,550)         9.61
                                                       --------
      Outstanding at December 31, 1998                  323,350          9.62
        Granted                                         174,900          8.84        7.05
        Terminated                                      (53,440)         9.22
                                                       --------
      Outstanding at December 31, 1999                  444,810          9.36
        Granted                                          65,250         10.25        7.93
        Exercised                                        (6,000)         6.00
        Terminated                                      (47,960)         9.40
                                                       --------

      Outstanding at December 31, 1999                  456,100          9.53
                                                       ========


      The number of stock options exercisable was 228,830, 171,420 and 117,310 at December 31, 1999, 1998 and 1997 respectively. At December 31, 1999, 37,900 shares were available for future grant under the Plan.

      The following table summarizes information about fixed stock options as of December 31, 1999:

                                                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                 ----------------------------------------------    ---------------------------
                                                   WEIGHTED
                                                   AVERAGE                                          WEIGHTED
                                     NUMBER       REMAINING         WEIGHTED           NUMBER       AVERAGE
            RANGE OF               OF SHARES     CONTRACTUAL        AVERAGE          OF SHARES      EXERCISE
        EXERCISE PRICES           OUTSTANDING       LIFE         EXERCISE PRICE     EXERCISABLE      PRICE

         $6.00 - $11.00             456,100       6.9 years           $ 9.53           228,830       $ 10.04

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

      Had compensation cost been determined based upon the fair value at the grant date for options awarded in 1999, 1998 and 1997 under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income and net income per share would have differed from the amounts reported as follows:



                                                  AS REPORTED                                   PRO FORMA
                                ------------------------------------------     --------------------------------------------
                                    1999            1998           1997           1999             1998            1997

      Net income                $ 3,457,370    $ 3,572,738     $ 2,316,847     $ 3,310,578     $ 3,285,544     $ 2,208,410

      Basic and diluted net
        income per share        $       .99    $       .87     $       .62     $       .94     $       .80     $       .59



      The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions:



                                                  1999          1998         1997
       Risk-free interest rate                    6.5 %         6.5 %       6.5 %
       Dividend yield                               0 %           0 %         0 %
       Expected volatility                       81.2 %        82.8 %      81.4 %
       Weighted average expected life           7 years       7 years     7 years

8.    INCOME TAXES

      The provision for income taxes for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in thousands):


                                             1999        1998         1997
      Current:
        Federal                             $1,555      $1,944      $  957
        State                                  235         340          38
                                            ------      ------      ------
      Total current                          1,790       2,284         995
                                            ------      ------      ------

      Deferred:
        Federal                                550          31         371
        State                                   90          11         153
                                            ------      ------      ------
      Total deferred                           640          42         524
                                            ------      ------      ------
      Total provision for income taxes      $2,430      $2,326      $1,519
                                            ======      ======      ======


      Total income tax expense for 1999, 1998, and 1997 is different from the amount that would be computed by applying the statutory federal income tax rate of 35% to income before income taxes. The reasons for this difference are as follows (in thousands):

                                                           1999        1998         1997

        Income tax at expected federal income tax rate      $2,005      $2,006      $1,304
        State income taxes, net of federal tax effect          214         214         130
        Non-deductible operating expenses                       38          29          25
        Non-deductible goodwill amortization                    77          77
        Other                                                   96                      60
                                                            ------      ------      ------
                                                            $2,430      $2,326      $1,519
                                                            ======      ======      ======

      At December 31, 1997, the Company had approximately $1,920,000 of state net operating loss carryforwards for tax purposes available to offset future state taxable income through 2011. The Company also had approximately $630,000 of alternative minimum tax credit carryforwards available to offset future federal income tax. These were utilized during 1998.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998 are as follows (in thousands):



                                                         1999         1998

        Deferred tax liabilities:
          Tax over book depreciation                   $10,722      $10,180
          Prepaid expenses deductible when paid            797          590
          Capitalized tires                                327          292
          Cash basis to accrual basis adjustment           271          542
          Other                                              8           16
                                                      --------     --------
                   Total deferred tax liabilities       12,125       11,620
                                                       -------     --------




                                                                 1999         1998

        Deferred tax assets:
          Accrued self insurance claims                         $   389      $   500
          Other accrued expenses not deductible until paid          496          437
          Allowance for losses on receivables                       496          577
          Other                                                      71           73
                                                               --------     --------
                   Total deferred tax assets                      1,452        1,587
                                                               --------     --------

                   Net deferred tax liabilities                 $10,673      $10,033
                                                                =======      =======


      The above amounts are reflected in the accompanying consolidated balance sheets as:


                                                      1999         1998

        Current assets                               $   282      $   645
        Noncurrent liabilities                        10,955       10,678
                                                     -------     --------

                   Net deferred tax liabilities      $10,673      $10,033
                                                     =======      =======


9.    MAJOR CUSTOMERS

      The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 8%, 8% and 12% of operating revenues during 1999, 1998 and 1997, respectively.

10.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998 (in thousands, except per share data):


                                                                              1999
                                                 -----------------------------------------------------------
                                                    MARCH 31       JUNE 30      SEPTEMBER 30    DECEMBER 31

        Operating revenues                          $30,038      $33,247          $35,475        $34,777
        Operating income                              1,563        2,900            2,242          1,513
        Net income                                      662        1,415              982            398
        Basic and diluted net income per share         0.18         0.40             0.28           0.12


                                                                              1998
                                                 ----------------------------------------------------------
                                                    MARCH 31       JUNE 30      SEPTEMBER 30    DECEMBER 31

        Operating revenues                          $27,888      $30,370          $30,221        $29,644
        Operating income                              1,157        2,360            2,227          1,583
        Net income                                      459        1,203            1,106            805
        Basic and diluted net income per share         0.11         0.29             0.27           0.20



INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Boyd Bros. Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP


Birmingham, Alabama
February 4, 2000