Form 10-K, Exhibit 13
period 2000-12-31
BOYD BROS TRANSPORTATION INC
filed 2001-03-30
CIK 920907

                                                                      EXHIBIT 13

Boyd Bros. Transportation Inc. and Subsidiary
Selected Financial Data

The following tables set forth selected financial data and selected pro forma financial data of the Company. The selected financial data presented below for the five-year period ended December 31, 2000, are derived from the Company's audited financial statements. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto.

                                                                          Year Ended December 31,
                                                     2000            1999            1998            1997          1996
-------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:                                    (in thousands, except per share data)
   Operating revenues                             $ 126,725       $ 133,137       $ 118,123       $ 77,215       $ 65,523
   Operating expenses:
       Salaries, wages and employee benefits         39,263          35,461          36,608         32,427         28,420
       Cost of independent contractors               35,173          45,132          31,818          2,500             --
       Operating supplies                            25,404          22,934          21,429         20,832         19,550
       Taxes and licenses                             2,965           2,847           2,566          2,306          2,222
       Insurance and claims                           7,060           6,111           5,393          3,439          3,379
       Communications and utilities                   1,520           1,480           1,554          1,305          1,186
       Depreciation and amortization                 11,611          10,720          10,320          9,181          8,261
       Gain on disposition of property and
          equipment, net                             (1,113)         (1,627)           (433)          (577)          (805)
       Other                                          2,008           1,862           1,541            711            660
-------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                         123,891         124,920         110,796         72,124         62,873
-------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                            2,834           8,217           7,327          5,091          2,650
   Interest income                                       80              92              97            136            164
   Interest expense                                  (3,904)         (2,422)         (1,608)        (1,391)        (1,408)
   Other                                                 --              --              82             --             --
-------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                   (990)          5,887           5,898          3,836          1,406
   Income taxes (benefit)                               (15)          2,430           2,326          1,519            578
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                              $    (975)      $   3,457       $   3,572       $  2,317       $    828
=========================================================================================================================
   Basic and diluted net income (loss) per
       share                                      $   (0.32)      $    0.99       $    0.87       $   0.62       $   0.22
=========================================================================================================================

                                                                                 December 31,
                                                     2000            1999            1998            1997          1996
-------------------------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
Balance Sheet Data:
   Working capital                                $  (1,481)      $  (1,049)      $   4,360       $  3,785       $  2,495
   Net property and equipment                        66,737          61,882          48,691         48,859         44,593
   Total assets                                      95,052          99,456          77,047         71,526         57,262
   Long-term debt, less current maturities           33,322          34,689          18,049         19,252         15,198
   Total liabilities                                 67,870          69,062          44,186         42,071         33,374
   Stockholders' equity                              27,182          30,393          32,862         29,455         23,888

Selected Operating Data:
The following table sets forth certain operating data regarding the Company.

                                                                          Year Ended December 31,
                                                     2000            1999            1998            1997          1996
-------------------------------------------------------------------------------------------------------------------------
Operating ratio                                       97.76%          93.83%          93.80%         93.41%         95.95%
Average length of haul in miles                         661             634             576            663            677
Average number of truckloads per week                 3,145           3,368           3,330          1,908          1,607
Average revenues per total mile                   $    1.19       $    1.18       $    1.17       $   1.17       $   1.14
Equipment at period end:
   Tractors                                           1,017           1,112           1,032            950            575
   Trailers                                           1,398           1,451           1,337          1,227            916

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2000. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

GENERAL

The Company was founded in 1956 by Dempsey Boyd and his brothers as a small regional flatbed trucking operation with three tractors. Since that time, the Company has grown to one with 1,017 tractors and 1,398 trailers operating in the eastern two-thirds of the United States. Historically, the Company owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures that have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding owner-operators to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of Welborn Transport, Inc. ("Welborn"), which specializes in short-haul routes using largely an owner-operated fleet.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship of the expense items to operating revenues for the periods indicated.

                                                                                  Percentage of Operating Revenues
                                                                                        Year Ended December 31,
                                                                                 2000            1999           1998
                      Operating revenues                                        100.00%         100.00%         100.00%
                      ------------------------------------------------------------------------------------------------
                      Operating expenses
                         Salaries, wages, and employee benefits                  30.98           26.64           31.00
                         Cost of independent contractors                         27.76           33.89           26.94
                         Operating supplies                                      20.06           17.23           18.14
                         Taxes and licenses                                       2.34            2.14            2.17
                         Insurance and claims                                     5.58            4.59            4.57
                         Communication and utilities                              1.20            1.11            1.31
                         Depreciation and amortization                            9.16            8.05            8.74
                         Gain on disposition of property and equipment, net      (0.90)          (1.22)          (0.37)
                         Other                                                    1.58            1.40            1.30
                         Total operating expenses                                97.76           93.83           93.80
                      ------------------------------------------------------------------------------------------------
                      Operating income                                            2.24            6.17            6.20
                      Interest expense, net                                      (3.02)          (1.75)          (1.28)
                      Other income                                                  --              --            0.07
                      Income (loss) before income taxes                          (0.78)           4.42            4.99
                      ------------------------------------------------------------------------------------------------
                         Income taxes (benefit)                                  (0.01)           1.83            1.97
                         Net income (loss)                                       (0.77)%          2.59%           3.02%
                      ------------------------------------------------------------------------------------------------

COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

Operating revenues for 2000 decreased $6.4 million, or 4.8%, to $126.7 million compared to $133.1 million for 1999. The decrease was due in part to the closing of the brokerage company at Welborn Transport, which was replaced by a new freight brokerage company at the Boyd division, and also the closing of the specialized division at Welborn. This interruption in brokerage services and the closing of the specialized division at Welborn accounted for $4.0 million of the decrease in revenues. The remainder of the decrease in revenues was attributable to a reduction in freight volume, especially in the steel industry.

Salaries, wages and employee benefits for 2000 increased $3.8 million, or 10.7%, to $39.2 million compared to $35.5 million in 1999. Salaries increased due to the decrease in the owner-operator fleet, and therefore, an increase in employee drivers. Owner-operators left the business due to reduced freight volume and increased fuel costs during 2000. Salaries made up 31.0% of operating revenue in 2000 compared to 26.6% in 1999.

Cost of independent contractors for 2000 decreased $10.0 million, or 22.1%, to $35.1 million from $45.1 million in 1999. As of December 31, 2000 the Boyd Bros. division had an owner-operator fleet of 111 operators compared to 209 owner-operators as of December 31, 1999. Additionally, Welborn Transport, had 161 owner-operators as of December 31, 2000 compared to 298 operators in 1999.

Operating supplies expense for 2000 increased $2.5 million, or 10.8%, to $25.4 million compared with $22.9 million for 1999. The increase in operating supplies, which includes fuel costs, net of fuel surcharges, is partly due to the decrease in the owner-operator fleet which has resulted in an increase of Company-operated units. The Company absorbs all of the variable costs for the Company-operated units. The increase in fuel cost per gallon has also impacted overall fuel costs.

Taxes and licenses expense for 2000 increased $.1 million, or 4.2%, to $2.9 million compared to $2.8 million in 1999. Taxes and licenses increased due to the decrease in the owner-operator leased fleet, which has resulted in an increase of Company-operated trucks for which the Company bears all of the licensing and permitting expenses.

Insurance and claims expense for 2000 increased $.9 million, or 15.5%, to $7.0 million compared to $6.1 million in 1999. The increase was primarily due to an increase in accident claims and insurance rates.

Communications and utilities expense for 2000 increased $.01 million, or 2.8%, to $1.51 million from $1.5 million in 1999. The increase was primarily due to a decrease in the owner-operator fleet, which has resulted in a decrease of the fees the Company charges for the use of the Company's satellite units.

Depreciation and amortization expense for 2000 increased $.9 million, or 8.3%, to $11.6 million from $10.7 million in 1999. Depreciation expense increased due to the Company's absorption of leased owner-operator tractors back into the Company fleet.

Gain on disposition of property and equipment decreased $.5 million or 31.6%, to $1.1 million from $1.6 million. The Company traded less units during 2000 ,and additionally trade values were depressed during 2000.

Rent expense for 2000 decreased $.1 million, or 9.3%, to $.4 million from $.5 million in 1999. Rent expense includes operating leases for both trailers and terminals. Rent expense decreased due to the Company's cancellation of leases at some of its outlying facilities.

Other expenses for 2000 increased approximately $.1 million, or 10.6%, to $1.5 million in 2000 from $1.4 million in 1999. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges and bad debts. The Company incurred higher bad debt writeoffs in 2000. Also, the Company contracted with more Consultants in 2000.

Interest expense (net of interest income) increased $1.4 million, or 64.1%, to $3.8 million from $2.4 million in 1999. Interest expense increased due to an approximately 125 basis points increase in the LIBOR rate, on which the interest rate charged on all of the Company's debt is based.

Net income for 2000 decreased approximately $4.4 million, or 128.2%, to ($.9) million compared to $3.5 million for 1999.

COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

Operating revenues for 1999 increased $15.0 million, or 12.7%, to $133.1 million compared to $118.1 million for 1998. Revenues increased due to better equipment utilization and the addition of 80 tractors.

Salaries, wages and employee benefits decreased $1.1 million, or 3.1%, to $35.5 million compared to $36.6 million in 1998. Salaries decreased due to the increase in the owner-operator fleet, and therefore, a decrease in employee drivers. Salaries made up 26.6% of operating revenue in 1999 compared to 31.0% in 1998.

Cost of independent contractors for 1999 increased $13.3 million, or 41.8%, to $45.1 million from $31.8 million in 1998. As of December 31, 1999 Boyd Bros. had an owner-operator fleet of 209 operators compared to 150 owner-operators in 1998. Additionally, Welborn had 298 owner-operators as of December 31, 1999 compared to 281 operators in 1998.

Operating supplies expense for 1999 increased $1.5 million, or 7.0%, to $22.9 million compared with $21.4 million for 1998, despite the fact that a large portion of the fleet is comprised of owner-operators. This increase is almost entirely due to increased fuel prices.

Taxes and licenses expense for 1999 increased $.2 million, or 7.7%, to $2.8 million compared to $2.6 million in 1998. Taxes and licenses increased at a slower rate than revenue due to the greater percentage of owner-operators.

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

Rent expense for 1999 increased $.2 million, or 67.0%, to $.5 million from $.3 million in 1998. Rent expense includes operating leases for both trailers and terminals. Rent expense increased due to the Company entering into several lease agreements for new trailers during 1999.

Other expenses for 1999 increased approximately $.2 million, or 17.0%, to $1.4 million in 1999 from $1.2 million in 1998. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs and bank charges.

Interest expense (net of interest income) for 1999 increased $.8 million, or 50%, to $2.4 million from $1.6 million in 1998. During 1999 the Company incurred additional indebtedness for the purpose of financing an increase in its tractor and trailer fleets.

Net income for 1999 decreased approximately $.1 million, or 2.8%, to $3.5 million compared to $3.6 million for 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies. Historically, the Company's primary sources of cash have been continuing operations, bank borrowings and the issuance of common stock of the Company.

The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, and has been financed largely through long-term debt. Capital expenditures, net of proceeds from disposals of property and equipment related to Company tractors, was approximately $8.4 million in 2000, compared to $28.4 million in 1999. At December 31, 2000, the Company had long-term debt (including current portions) of $46.9 million, which was primarily incurred to purchase revenue equipment. In March 2001, the Company received waivers executed by two of its lenders relating to certain financial covenant ratio requirements contained in two of the Company's long-term debt loan agreements as to which the Company was not in compliance as of December 31, 2000. There can be no assurance that the Company will be able to comply with these covenants in the future. If the Company is unable to comply with these covenants in the future, there can be no assurance that the Company's lenders will provide any additional waivers with respect to any such noncompliance.

Net cash flow provided by operating activities was approximately $10.1 million during 2000 compared to approximately $11.6 million in 1999.

Historically, the Company has relied on cash generated from operations to fund its working capital requirements. However, the Company has a bank line of credit permitting short-term borrowings of up to $2.5 million. The revolving line of credit is collateralized by accounts receivable and inventory. As of December 31, 2000, the Company had $1.0 million outstanding on its line of credit.

During the second half of 2000, as well as the first quarter of 2001, the Company experienced an increase in bad debt writeoffs. Due to the difficult economic conditions facing the steel industry, in particular, additional bad debt reserves maybe required if industry conditions continue to deteriorate.

Pursuant to the Company's stock repurchase program, the Company purchased 263,940 and 370,463 shares of the common stock in open market or negotiated transactions during 1999 and 2000, for an aggregate purchase prices of $2,342,746 and $2,248,941, respectively, including an aggregate 126,000 shares of Common Stock purchased from Miller Welborn, the Vice-Chairman of the Company, during 2000 at a price per share of $6.50. The Company funded these purchases using working capital. On January 8, 1999, the Company purchased 500,000 shares of its outstanding common stock from a former Chief Executive Officer of the Company for $3,660,000. The stock purchase was funded by available cash and a bank line of credit.

The Company currently has outstanding letters of credit, totaling approximately $3.7 million at December 31, 2000, to cover liability insurance claims and outstanding claims related to its previous self-insured workers' compensation program. Annual commitment fees relating to these letters of credit do not exceed 1.5% of the face amounts thereof.

During the first quarter of 2001 the Company purchased 10 trucks for its' Welborn fleet at a net cost of $.4 million (Net of 23 trade trucks). The Company has no plans to purchase any additional tractors during the remainder of 2001.

Management believes that cash flow from future operations and borrowings available under its line of credit will be sufficient to meet its needs for working capital for the foreseeable future. Over the long term, the Company will continue to have significant capital requirements that may require the Company to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend upon prevailing market conditions, the market price of its Common Stock and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.

INTEREST RATE RISK

The Company is exposed to interest rate risk due to its long-term debt, which at December 31, 2000, bore interest at rates ranging from 1.25% to 1.75% above the bank's LIBOR rate. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the Company has estimated the fair value of its long-term debt approximates its carrying value, using a discounted cash flow analysis based on borrowing rates available to the Company. The effect of a hypothetical ten percent increase in interest rates would increase the estimated fair value of the Company's long-term debt by approximately $640,000. Management believes that current working capital funds are sufficient to offset any adverse effects caused by changes in the interest rates.

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

FUEL PRICE TREND

The average price per gallon of diesel fuel increased from about $.96 per gallon at the beginning of 1999 and peaked at $1.67 during the fourth quarter of 2000. If fuel prices continue to increase or are sustained at these higher levels for a continuing period of time, the higher fuel costs may have a materially adverse effect on the financial condition and business operations of the Company. Additionally, the increased fuel costs may continue to have a materially adverse effect on the Company's efforts to attract and retain owner-operators, expand its pool of available trucks and diversify its operations. Higher fuel costs dilute the financial incentive for owner-operators, who are typically paid a flat rate per mile; therefore, as a result of higher fuel prices about 50 drivers left the Company's owner-operator program in the fourth quarter of 2000, and an additional 25 drivers have departed in the first quarter of 2001. The diminishing number of owner-operators further impacts the Company's financial condition - and therefore compounds the direct impact of higher fuel costs - because each owner-operator that leaves the Company's program also leaves behind a power unit that must then be absorbed into the Company's fleet. As a result, each of these trucks can no longer be recorded as a variable expense that is related to a contractual rate per mile and is incurred only if freight is moved, but must instead be recorded as a Company-owned truck with indirect costs of ownership, such as depreciation, maintenance and capital expenses. As a result, the continuing higher fuel costs may lead to empty trucks, diminished fleet efficiency, and reduced revenue potential.

SAFETY AND INSURANCE

         The Company is committed to securing appropriate insurance coverage at cost-effective rates. The primary claims that arise in the trucking industry consist of cargo loss and damage, personal injury, property damage and workers' compensation. The Company retains liability up to $100,000 for each claim for personal injury and property damage, $100,000 for each claim for employee medical and hospitalization, and $10,000 for each claim for cargo damage. The Company is self insured for workers' compensation claims as well as physical damage claims for its own tractors. The Company currently purchases excess primary and umbrella insurance coverage in amounts that management believes are adequate to supplement its retained liabilities. The Company will be facing an increase in its auto and insurance rates during the second half of 2001. These rates could increase as much as 25%, and in addition to an increase in the retention per occurrence.

RECENTLY ISSUED ACCOUNTING STANDARD

Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has adopted SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                            2000                1999
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                             $  1,273,281        $  1,006,826
  Short-term investments                                                                     250,000             250,000
  Accounts receivable, less allowance for doubtful
    accounts of $276,000 (2000) and $347,000 (1999):
    Trade and interline                                                                   10,907,099          12,475,739
    Other                                                                                    690,212           1,082,615
  Income tax receivable                                                                    1,954,786
  Current portion of net investment in sales-type leases                                   1,562,329           3,620,723
  Parts and supplies inventory                                                               431,967             326,202
  Prepaid tire expense                                                                       282,915             837,136
  Other prepaid expenses                                                                   1,606,814           2,488,484
  Deferred income taxes                                                                      919,811             281,834
                                                                                        ------------        ------------

           Total current assets                                                           19,879,214          22,369,559
                                                                                        ------------        ------------

PROPERTY AND EQUIPMENT:
  Land and land improvements                                                               2,263,326           2,263,326
  Buildings                                                                                2,927,611           2,927,611
  Revenue equipment                                                                       76,637,858          69,944,259
  Other equipment                                                                         11,781,884          11,510,214
  Leasehold improvements                                                                     384,884             377,831
  Construction in progress                                                                 5,090,631           3,539,437
                                                                                        ------------        ------------

           Total                                                                          99,086,194          90,562,678
  Less accumulated depreciation and amortization                                          32,348,826          28,680,556
                                                                                        ------------        ------------

           Property and equipment, net                                                    66,737,368          61,882,122
                                                                                        ------------        ------------

OTHER ASSETS:
  Net investment in sales-type leases                                                      2,908,691           8,522,614
  Goodwill, net of accumulated amortization of $688,277 (2000)
     and $464,378 (1999)                                                                   3,676,246           3,955,834
  Revenue equipment held for lease                                                         1,395,865           2,287,267
  Deposits and other assets                                                                  454,739             438,372
                                                                                        ------------        ------------

           Total other assets                                                              8,435,541          15,204,087
                                                                                        ------------        ------------

TOTAL                                                                                   $ 95,052,123        $ 99,455,768
                                                                                        ============        ============

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                            2000                1999
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                                                  $ 13,534,198        $ 14,245,584
  Line of credit                                                                           1,049,831
  Accounts payable - trade and interline                                                   2,575,676           4,070,946
  Income taxes                                                                                                   802,395
  Accrued liabilities:
    Self-insurance claims                                                                  2,510,396           1,768,114
    Salaries and wages                                                                       505,181             746,805
    Other                                                                                  1,184,493           1,785,087
                                                                                        ------------        ------------

           Total current liabilities                                                      21,359,775          23,418,931

LONG-TERM DEBT                                                                            33,322,377          34,688,582

DEFERRED INCOME TAXES                                                                     13,187,549          10,954,964
                                                                                        ------------        ------------

           Total liabilities                                                              67,869,701          69,062,477
                                                                                        ------------        ------------

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value - 1,000,000 shares
    authorized; no shares issued and outstanding
  Common stock, $.001 par value - 10,000,000 shares
    authorized; 4,069,640 shares issued and outstanding                                        4,070               4,070
  Additional paid-in capital                                                              16,864,622          16,864,622
  Retained earnings                                                                       18,451,689          19,438,142
  Treasury stock, at cost; 1,118,746 shares (2000) and
    751,670 shares (1999)                                                                 (8,137,959)         (5,913,543)
                                                                                        ------------        ------------

           Total stockholders' equity                                                     27,182,422          30,393,291
                                                                                        ------------        ------------

TOTAL                                                                                   $ 95,052,123        $ 99,455,768
                                                                                        ============        ============

See notes to consolidated financial statements.

BOYD BROS. TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                 2000                1999                1998
OPERATING REVENUES                                                           $126,724,786        $133,137,272        $118,123,424
                                                                             ------------        ------------        ------------

OPERATING EXPENSES:
  Salaries, wages and employee benefits                                        39,262,650          35,461,400          36,607,732
  Cost of independent contractors                                              35,172,619          45,132,153          31,817,649
  Operating supplies                                                           25,403,579          22,934,366          21,429,224
  Taxes and licenses                                                            2,965,480           2,846,677           2,565,842
  Insurance and claims                                                          7,060,347           6,110,604           5,392,526
  Communications and utilities                                                  1,520,342           1,479,546           1,553,511
  Depreciation and amortization                                                11,611,081          10,719,647          10,320,379
  Gain on disposal of property and equipment, net                              (1,113,574)         (1,626,983)           (433,023)
  Other                                                                         2,008,131           1,862,170           1,542,703
                                                                             ------------        ------------        ------------

           Total operating expenses                                           123,890,655         124,919,580         110,796,543
                                                                             ------------        ------------        ------------

OPERATING INCOME                                                                2,834,131           8,217,692           7,326,881
                                                                             ------------        ------------        ------------

OTHER INCOME (EXPENSES):
  Interest income                                                                  80,338              91,740              97,052
  Interest expense                                                             (3,904,241)         (2,421,910)         (1,607,482)
  Other income                                                                                                             82,308
                                                                             ------------        ------------        ------------

           Other expenses, net                                                 (3,823,903)         (2,330,170)         (1,428,122)
                                                                             ------------        ------------        ------------

INCOME (LOSS) BEFORE PROVISION
  (BENEFIT) FOR INCOME TAXES                                                     (989,772)          5,887,522           5,898,759
                                                                             ------------        ------------        ------------

PROVISION (BENEFIT) FOR INCOME
  TAXES:
    Current                                                                    (1,605,932)          1,789,821           2,284,318
    Deferred                                                                    1,590,614             640,331              41,703
                                                                             ------------        ------------        ------------

           Total provision (benefit) for income taxes                             (15,318)          2,430,152           2,326,021
                                                                             ------------        ------------        ------------

NET INCOME (LOSS)                                                            $   (974,454)       $  3,457,370        $  3,572,738
                                                                             ============        ============        ============

BASIC AND DILUTED NET INCOME
  (LOSS) PER SHARE                                                           $      (0.32)       $       0.99        $       0.87
                                                                             ============        ============        ============

BASIC AND DILUTED WEIGHTED
    AVERAGE SHARES OUTSTANDING                                                  3,090,292           3,507,311           4,090,175
                                                                             ============        ============        ============

See notes to consolidated financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                             ADDITIONAL
                                           COMMON             PAID-IN           RETAINED          TREASURY
                                            STOCK             CAPITAL           EARNINGS            STOCK              TOTAL
BALANCE, JANUARY 1, 1998                 $     4,095       $ 17,030,222       $ 12,420,277                         $ 29,454,594

  Purchase and retirement of
    common stock                                 (25)          (165,600)                                               (165,625)

  Net income                                                                     3,572,738                             3,572,738
                                         -----------       ------------       ------------       ------------       ------------

BALANCE, DECEMBER 31, 1998                     4,070         16,864,622         15,993,015                            32,861,707

  Exercise of stock options                                                         (4,932)      $     43,620             38,688

  Sale of common stock under
    employee stock purchase plan                                                    (7,311)            45,583             38,272

  Purchase of treasury stock                                                                       (6,002,746)        (6,002,746)

  Net income                                                                     3,457,370                             3,457,370
                                         -----------       ------------       ------------       ------------       ------------

BALANCE, DECEMBER 31, 1999                     4,070         16,864,622         19,438,142         (5,913,543)        30,393,291

  Sale of common stock under
    employee stock purchase plan                                                   (11,999)            24,525             12,526

   Purchase of treasury stock                                                                      (2,248,941)        (2,248,941)

  Net loss                                                                        (974,454)                             (974,454)
                                         -----------       ------------       ------------       ------------       ------------

BALANCE, DECEMBER 31, 2000               $     4,070       $ 16,864,622       $ 18,451,689       $ (8,137,959)      $ 27,182,422
                                         ===========       ============       ============       ============       ============

See notes to consolidated financial statements.

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                 2000                1999                1998
OPERATING ACTIVITIES:
  Net income (loss)                                                          $   (974,454)       $  3,457,370        $  3,572,738
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                                            11,611,081          10,719,647          10,320,379
      Gain on disposal of property and equipment, net                          (1,113,574)         (1,626,983)           (433,023)
      Net effect of sales-type leases on cost of
        independent contractors                                                   253,990          (1,741,454)         (1,800,538)
      Provision for deferred income taxes                                       1,590,614             640,331              41,703
      Changes in assets and liabilities provided
        (used) cash:
          Accounts receivable                                                   1,902,149            (493,392)         (3,372,491)
          Other current assets                                                  1,158,104            (666,292)         (1,001,836)
          Deposits and other assets                                               (16,367)           (257,291)            (68,220)
          Accounts payable - trade and interline                               (1,436,371)          2,414,894             131,319
          Accrued liabilities and other current liabilities                    (2,866,338)           (874,865)          1,776,724
                                                                             ------------        ------------        ------------

            Net cash provided by operating activities                          10,108,834          11,571,965           9,166,755
                                                                             ------------        ------------        ------------

INVESTING ACTIVITIES:
  Payments received on sales-type leases                                        3,407,859           3,939,430           1,750,705
  Capital expenditures:
    Revenue equipment                                                         (14,459,770)        (36,950,717)        (12,117,225)
    Other property and equipment                                               (1,617,129)         (4,650,303)         (2,360,188)
  Proceeds from disposals of property
    and equipment                                                               6,090,836           8,542,604           1,975,628
  Receipt of acquisition escrow                                                                        55,788
                                                                             ------------        ------------        ------------

            Net cash used in investing activities                              (6,578,204)        (29,063,198)        (10,751,080)
                                                                             ------------        ------------        ------------

FINANCING ACTIVITIES:
  Purchase of common stock                                                                                               (165,625)
  Proceeds from sales of common stock                                              12,526              38,272
  Proceeds from exercise of stock options                                                              38,688
  Purchase of treasury stock                                                   (2,248,941)         (6,002,746)
  Proceeds from line of credit                                                  1,049,831
  Proceeds from long-term debt                                                  9,949,052          36,785,635          12,572,123
  Principal payments on long-term debt                                        (12,026,643)        (13,723,454)        (12,877,683)
                                                                             ------------        ------------        ------------

            Net cash provided by (used in)
               financing activities                                            (3,264,175)         17,136,395            (471,185)
                                                                             ------------        ------------        ------------

BOYD BROS.  TRANSPORTATION INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                 2000                1999                1998
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                       $    266,455        $   (354,838)       $ (2,055,510)

CASH AND CASH EQUIVALENTS:
  BEGINNING OF YEAR                                                             1,006,826           1,361,664           3,417,174
                                                                             ------------        ------------        ------------

  END OF YEAR                                                                $  1,273,281        $  1,006,826        $  1,361,664
                                                                             ============        ============        ============

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                                               $  3,904,593        $  2,358,576        $  1,612,715
                                                                             ============        ============        ============

      Income taxes, net of refunds                                           $  1,138,562        $  2,727,399        $    816,729
                                                                             ============        ============        ============

SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES -
    Net investment in sales-type leases                                      $ (3,160,246)       $  1,817,598        $  2,177,249
                                                                             ============        ============        ============

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

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Welborn Transport, Inc. All significant intercompany items have been eliminated in consolidation.

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

         IMPAIRMENT OF LONG-LIVED ASSETS - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

         CLAIMS - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 5).

         REVENUE RECOGNITION - Operating revenue and related costs are recorded upon shipment of products to customers provided that pervasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility of the resulting receivables is probable.

         NET INCOME (LOSS) PER SHARE - In accordance with SFAS No. 128, Earnings per Share, the Company reports two separate net income (loss) per share numbers, basic and diluted.

         Options that could potentially dilute basic net income (loss) per share in the future were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive. Antidilutive options were 408,300, 456,100 and 444,810 for the years ended December 31, 2000, 1999 and 1998, respectively.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's cash equivalents, short-term investments, trade receivables, trade payables and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional fair value disclosure for the Company's interest-bearing debt is presented in Note 4.

         RECENT ACCOUNTING PRONOUNCEMENTS - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

         RECLASSIFICATIONS - Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the 2000 presentation.

2.       EMPLOYEE BENEFIT PLAN

         The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 2000, 1999 and 1998 were $165,562, $280,890 and $246,943, respectively.

3.       LEASES

         LESSEE:

         OPERATING LEASES - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2001. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities. Future minimum lease payments under all operating leases are insignificant.

         Total rental expense for all operating leases was $356,791, $384,723, and $378,961 for the years ended December 31, 2000, 1999 and 1998, respectively.

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

         The components of the net investment in sales-type leases at December 31, 2000 and 1999 are as follows:

                                                                        2000                 1999
         Minimum lease receivable                                   $  6,120,316         $ 16,212,485
         Allowance for uncollectible receivables                        (677,910)            (910,754)
                                                                    ------------         ------------
         Net minimum lease receivable                                  5,442,406           15,301,731
         Unearned interest income                                       (971,386)          (3,158,394)
                                                                    ------------         ------------
         Net investment in sales-type leases                           4,471,020           12,143,337
         Less current portion                                         (1,562,329)          (3,620,723)
                                                                    ------------         ------------

         Net amount due after one year                              $  2,908,691         $  8,522,614
                                                                    ============         ============

         Future minimum lease rentals for sales-type leases are as follows:

         Year
         2001                                       $  2,257,934
         2002                                          1,966,285
         2003                                          1,367,234
         2004                                            520,836
         2005                                              8,027
                                                    ------------

         Total                                      $  6,120,316
                                                    ============

         Gains on disposition of revenue equipment leased to owner-operators, interest income on these leases, rental income on operating leases, and provisions for bad debts related to sales-type leases have been included as components of cost of independent contractors in the accompanying consolidated statements of operations.

         OPERATING LEASES - The Company also leases revenue equipment to certain of its owner-operators and accounts for these transactions as operating leases. These leases have terms of three to three and one-half years. The revenue equipment under these leases had a cost of $550,751 and $2,517,591, and accumulated depreciation of $197,223 and $477,298 at December 31, 2000 and 1999, respectively.

         Future minimum lease rentals for operating leases are as follows:

         Year
         2001                                          $ 181,560
         2002                                            106,590
         2003                                              1,000
                                                       ---------

         Total                                         $ 289,150
                                                       =========

         Total rental income from operating leases was $273,360, $713,030 and $13,770 for the years ended December 31, 2000, 1999 and 1998, respectively.

4.       BORROWING ARRANGEMENTS

         Long-term debt at December 31, 2000 and 1999 is summarized as follows:

                                                                                            2000                1999
         Revenue equipment obligations:

           LIBOR plus 1.25% (7.65% - 2000 and 7.00% to 7.25% - 1999)
             notes payable in monthly installments through December 2005                $ 39,513,292        $ 48,321,070

           LIBOR plus 1.50% (7.90% - 2000 and 7.50% - 1999)
             notes payable in yearly installments through February 2006                    3,621,086             571,429

           LIBOR plus 1.75% (8.15% - 2000) notes payable
             in monthly installments through November 2005                                 3,722,197

         Other                                                                                                    41,667
                                                                                        ------------        ------------
                    Total                                                                 46,856,575          48,934,166
         Less current maturities                                                          13,534,198          14,245,584
                                                                                        ------------        ------------

                    Long-term debt                                                      $ 33,322,377        $ 34,688,582
                                                                                        ============        ============

         Revenue equipment obligations are collateralized by revenue equipment.

         The notes payable bear interest ranging from LIBOR plus 1.00% to LIBOR plus 1.75% based on the Company's level of cash flows as defined in their loan agreements.

         Long-term debt is scheduled to mature as follows:

         Year
         2001                                       $ 13,534,198
         2002                                         12,527,230
         2003                                         10,659,237
         2004                                          5,947,120
         2005                                          1,168,486
         Thereafter                                    3,020,304
                                                    ------------

         Total                                      $ 46,856,575
                                                    ============

         A construction line of credit with borrowings outstanding of $3,621,086, due in 2001, became a term loan in January 2001. Current and long-term portions of the amount outstanding at December 31, 2000 are reflected according to the subsequent loan agreement.

         The Company also has a $2,500,000 line of credit under a commercial revolving note expiring July 6, 2001, bearing interest at LIBOR plus 1.75%. There were borrowings of $1,049,831 outstanding at December 31, 2000 and no borrowings outstanding at December 31, 1999.

         Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $14,800,000, as defined, and to maintain certain financial ratios. On March 28, 2001, the Company received waivers from certain creditors due to non-compliance with financial ratios at December 31, 2000. The amount of long-term debt subject to these waivers was $23,672,979 and $20,163,184 at December 31, 2000, and the waivers extended through the periods ended April 30, 2001 and June 30, 2001, respectively.

         The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

5.       COMMITMENTS AND CONTINGENCIES

         At December 31, 2000, the Company is self-insured as follows:

                                                           RETENTION AMOUNT
                                                            PER OCCURRENCE
         Workers' compensation                                 $250,000
         Liability - bodily injury                              100,000
         Liability - physical damage                            100,000
         Employee medical and hospitalization                   100,000
         Cargo loss and damage                                   10,000
         Collision                                               10,000
         Environmental losses                                  No Limit

         The above retention amounts represent rates which were negotiated with the Company's insurance carriers at December 31, 2000. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 2000, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. For claims prior to June 30, 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000. For the period from July 1, 1997 to June 30, 2000, workers' compensation insurance was provided under fully insured policies. As of July 1, 2000, the Company has a retention amount per occurrence under workers' compensation of $250,000.

         The Company has excess primary coverage on a per claim and aggregate basis beyond the deductible levels and also maintains umbrella policies to supplement the primary liability coverage.

         Effective January 2001, the Company became fully self-insured for liability - physical damage, except for claims related to catastrophic physical damage. The Company has a retention amount per occurrence under liability - catastrophic physical damage of $10,000.

         The liabilities for self-insurance are accrued based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and the Company's past claims experience.

         The Company has outstanding letters of credit at December 31, 2000 totaling approximately $3,712,000 to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

         There are sundry claims and suits pending against the Company in the ordinary course of business. In the opinion of the Company's management, any ultimate liability in these matters will have no material adverse effect on the financial position, operations or cash flows of the Company.

6.       STOCKHOLDERS' EQUITY

         PREFERRED STOCK - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

         EMPLOYEE STOCK PURCHASE PLAN - During 1999, the Company established an Employee Stock Purchase Plan under which 175,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 90% of the market price of the stock as of the first or last day of the offering periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. The expense associated with this plan in 2000 and 1999 was insignificant.

         STOCK OPTION PLAN - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. An aggregate of 500,000 shares of the Company's common stock are reserved for this Plan. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 1998 or 2000.

         Information regarding the Plan is summarized below:


                                                                              WEIGHTED       WEIGHTED
                                                                              AVERAGE        AVERAGE
                                                                              EXERCISE      FAIR VALUE
                                                             SHARES             PRICE      AT GRANT DATE
         Outstanding at December 31, 1997                    323,350           $ 9.62
           Granted                                           174,900             8.84          $ 7.05
           Terminated                                        (53,440)            9.22
                                                             -------
         Outstanding at December 31, 1998                    444,810           $ 9.36
           Granted                                            65,250            10.25          $ 7.93
           Exercised                                          (6,000)            6.00
           Terminated                                        (47,960)            9.40
                                                             -------
         Outstanding at December 31, 1999                    456,100           $ 9.53
           Terminated                                        (47,800)            8.58
                                                             -------

         Outstanding at December 31, 2000                    408,300           $ 9.62
                                                             =======           ======

         Options exercisable at December 31, 2000            262,380           $ 9.88
                                                             =======           ======

         Options exercisable at December 31, 1999            228,830           $10.04
                                                             =======           ======

         Options exercisable at December 31, 1998            171,420           $10.36
                                                             =======           ======

         At December 31, 2000, 85,700 shares were available for future grant under the Plan.

      The following table summarizes information concerning stock options outstanding at December 31, 2000:

                                                   OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                       --------------------------------------------    ----------------------------
                                                        WEIGHTED
                                                         AVERAGE                                          WEIGHTED
                                         NUMBER         REMAINING      WEIGHTED          NUMBER            AVERAGE
            RANGE OF                    OF SHARES      CONTRACTUAL      AVERAGE         OF SHARES          EXERCISE
         EXERCISE PRICES               OUTSTANDING         LIFE      EXERCISE PRICE    EXERCISABLE          PRICE
         $6.00 - $11.00                   408,300           5.9          $9.62            262,380           $9.88

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

         Had compensation cost been determined based upon the fair value at the grant date for options awarded in 1999 and 1998 under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income (loss) and net income (loss) per share would have differed from the amounts reported as follows:

                                                      AS REPORTED                                      PRO FORMA
                                        -----------------------------------------     -------------------------------------------
                                            2000           1999           1998            2000             1999           1998
         Net income (loss)              $ (974,454)     $3,457,370     $3,572,738     $(1,506,993)     $ 2,652,128     $2,813,516

         Basic and diluted net
           income (loss)
           per share                    $     (.32)     $      .99     $      .87     $      (.49)     $       .76     $      .69

         The fair value for options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         2000        1999        1998
         Risk-free interest rate                          6.5%        6.5%        6.5%
         Dividend yield                                     0%          0%          0%
         Expected volatility                             81.2%       81.2%       82.8%
         Weighted average expected life                 7 years     7 years     7 years

7.       INCOME TAXES (BENEFIT)

         The provision (benefit) for income taxes for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):

                                                                     2000           1999          1998
         Current:
           Federal                                                 $(1,604)       $ 1,555       $ 1,944
           State                                                        (2)           235           340
                                                                   -------        -------       -------
         Total current                                              (1,606)         1,790         2,284
                                                                   -------        -------       -------

         Deferred:
           Federal                                                   1,626            550            31
           State                                                       (35)            90            11
                                                                   -------        -------       -------
         Total deferred                                              1,591            640       $    42
                                                                   -------        -------       -------

         Total provision (benefit) for income taxes                $   (15)       $ 2,430       $ 2,326
                                                                   =======        =======       =======

         Total income tax provision (benefit) for 2000, 1999, and 1998 is different from the amount that would be computed by applying the statutory federal income tax rate of 35% to income before income taxes. The reasons for this difference are as follows (in thousands):

                                                                     2000           1999          1998
         Income tax at expected federal income tax rate            $  (340)       $ 2,005       $ 2,006
         State income taxes, net of federal tax effect                 (24)           214           214
         Non-deductible operating expenses                              58             38            29
         Non-deductible goodwill amortization                           77             77            77
         Adjustment to estimated income tax accruals                   192
         Other                                                          22             96            --
                                                                   -------        -------       -------
                                                                   $   (15)       $ 2,430       $ 2,326
                                                                   =======        =======       =======

         The Company had approximately $1,920,000 of state net operating loss carryforwards for tax purposes available to offset future state taxable income through 2011. The Company also had approximately $630,000 of alternative minimum tax credit carryforwards available to offset future federal income tax. These carryforwards were utilized during 1998.

         At December 31, 2000, the Company had state net operating loss carryforwards of approximately $5,260,000, which will expire in 2021.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows (in thousands):

                                                                      2000                1999
         Deferred tax liabilities:
           Tax over book depreciation                               $13,497             $10,722
           Prepaid expenses deductible when paid                        501                 797
           Capitalized tires                                            111                 327
           Cash basis to accrual basis adjustment                                           271
           Other                                                                              8
                                                                    -------             -------
                    Total deferred tax liabilities                   14,109              12,125
                                                                    -------             -------

                                                                         2000                1999
         Deferred tax assets:
           Accrued self insurance claims                            $   710             $   389
           Other accrued expenses not deductible until paid             416                 496
           Allowance for losses on receivables                          376                 496
           State NOL carryforward                                       269
           Other                                                         70                  71
                                                                    -------             -------
                    Total deferred tax assets                         1,841               1,452
                                                                    -------             -------

                    Net deferred tax liabilities                    $12,268             $10,673
                                                                    =======             =======

         The above amounts are reflected in the accompanying consolidated balance sheets as:

                                                                      2000                1999
         Current assets                                             $   920             $   282
         Noncurrent liabilities                                     (13,188)             10,955
                                                                    -------             -------
                    Net deferred tax liabilities                    $12,268             $10,673
                                                                    =======             =======

8.       MAJOR CUSTOMERS

         The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 9%, 8% and 8% of operating revenues during 2000, 1999 and 1998, respectively.

9.       QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999 (in thousands, except per share data):

                                                                                                 2000
                                                                        --------------------------------------------------------
                                                                        MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31
         Operating revenues                                              $33,826        $32,601        $31,202         $29,096
         Operating income (loss)                                           1,406          1,393            896            (861)
         Net income (loss)                                                   231            208            (65)         (1,349)
         Basic and diluted net income (loss) per share                      0.07           0.07          (0.02)          (0.45)

                                                                                                 1999
                                                                        --------------------------------------------------------
                                                                        MARCH 31        JUNE 30      SEPTEMBER 30    DECEMBER 31
         Operating revenues                                              $30,038        $33,247        $35,475         $34,377
         Operating income                                                  1,563          2,900          2,242           1,513
         Net income                                                          662          1,415            982             398
         Basic and diluted net income per share                             0.18           0.40           0.28            0.12

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Boyd Bros. Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
February 9, 2001 (March 28, 2001 as to the waiver letters described in Note 4)