Form 10-K, Exhibit 13
period 2001-12-31
BOYD BROS TRANSPORTATION INC
filed 2002-04-02
CIK 920907

SELECTED FINANCIAL DATA                                              EXHIBIT 13

The following tables set forth selected financial data with respect to the Company's last five fiscal years. Data relating to the five fiscal years ended December 31, 2001 are derived from the Consolidated Financial Statements incorporated by reference elsewhere in this report or in previous reports. BDO Seidman, LLP, certified independent accountants, audited the financial statements for the year ended December 31, 2001. Deloitte & Touche LLP audited the financial statements for the four-year period ended December 31, 2000. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company, the notes thereto and the report thereon included elsewhere in this report.

                                                                        Year Ended December 31,
                                                   ---------------------------------------------------------------
                                                       2001        2000          1999         1998         1997
------------------------------------------------------------------------------------------------------------------
                                                                 (in thousands, except per share data)
Statement of Operations Data:
   Operating revenues                              $   123,856  $   126,725   $  133,137   $  118,123   $   77,215
   Operating expenses:
       Salaries, wages and employee benefits            39,561       39,263       35,461       36,608       32,427
       Cost of independent contractors                  31,779       35,173       45,132       31,818        2,500
       Operating supplies                               26,513       25,404       22,934       21,429       20,832
       Taxes and licenses                                2,241        2,965        2,847        2,566        2,306
       Insurance and claims                              6,458        7,060        6,111        5,393        3,439
       Communications and utilities                      1,371        1,520        1,480        1,554        1,305
       Depreciation and amortization                    12,290       11,611       10,720       10,320        9,181
       Gain on disposition of property and
          equipment, net                                  (526)      (1,113)      (1,627)        (433)        (577)
       Other                                             1,950        2,008        1,862        1,541          711
------------------------------------------------------------------------------------------------------------------
   Total operating expenses                            121,637      123,891      124,920      110,796       72,124
------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                               2,219        2,834        8,217        7,327        5,091
   Interest income                                          63           80           92           97          136
   Interest expense                                     (2,684)      (3,904)      (2,422)      (1,608)      (1,391)
   Other                                                    --           --           --           82           --
------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                      (402)        (990)       5,887        5,898        3,836
   Income taxes (benefit)                                    5          (15)       2,430        2,326        1,519
------------------------------------------------------------------------------------------------------------------
   Net income (loss)                               $      (407) $      (975)  $    3,457   $    3,572   $    2,317
==================================================================================================================
   Basic and diluted net income (loss) per
       share                                       $     (0.14) $     (0.32)  $     0.99   $     0.87   $     0.62
==================================================================================================================

                                                                          As of December 31,
                                                   ---------------------------------------------------------------
                                                       2001        2000          1999         1998         1997
------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Balance Sheet Data:
   Working capital (deficit)                       $    (2,089) $    (1,481)  $   (1,049)  $    4,360   $    3,785
   Net property and equipment                           58,513       66,737       61,882       48,691       48,859
   Total assets                                         86,084       95,052       99,456       77,047       71,526
   Long-term debt, less current maturities              25,606       33,322       34,689       18,049       19,252
   Total liabilities                                    60,795       67,870       69,062       44,186       42,071
   Stockholders' equity                                 25,288       27,182       30,393       32,862       29,455

Selected Operating Data:

The following table sets forth certain unaudited operating data regarding the Company.

                                                                 For the Year (or as of) December 31,
                                                   ---------------------------------------------------------------
                                                       2001        2000          1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Operating ratio                                         98.2%        97.8%        93.8%        93.8%        93.4%
Average length of haul in miles                          688          661          634          576          663
Average number of truckloads per week                  2,872        3,145        3,368        3,330        1,908
Average revenues per total mile                    $    1.17    $    1.19     $   1.18     $   1.17     $   1.17
Equipment at period end:
   Tractors                                              972        1,017        1,112        1,032          950
   Trailers                                            1,395        1,398        1,451        1,337        1,227

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2001. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

GENERAL

The Company was founded in 1956 as a small regional flatbed trucking operation. Since that time, the Company has grown to one with 972 tractors and 1,395 trailers operating in the eastern two-thirds of the United States. The Company became publicly held in 1994.

Historically, the Company owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures, which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding independent contractors (owner-operators) to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of WTI Transport, Inc., ("WTI") (f/k/a Welborn Transport), which specializes in short-haul routes using largely an owner-operated fleet. References to the "Company" contained herein refer to the combined operations of Boyd and WTI. References hereinafter to "Boyd" or "WTI" describe the distinct operations of the parent and subsidiary, respectively.

Boyd provides transportation services in the contiguous United States and into some parts of Canada. During 2001, Boyd had an average length of haul of 749 miles and had 760 tractors and 1,099 trailers as of December 31, 2001. Pay for owner-operators at Boyd is based on a per mile rate. Boyd utilizes agents in some areas to solicit and book freight. Boyd also operates a separate logistics department that provides logistical support to the Company.

WTI provides transportation services over shorter routes than those traditionally provided by Boyd. WTI operates primarily in the southeastern United States, with an average length of haul of less than 400 miles. Management believes this enhances WTI's ability to retain quality drivers, as drivers' time away from home is minimized. WTI operates 212 tractors and 296 flatbed trailers. The WTI fleet consisted of 172 owner-operators and 40 company tractors at December 31, 2001. The owner-operators are paid by WTI based upon a percentage of revenue. WTI utilizes agents in some areas to solicit and book freight.

The Company's success depends on its ability to efficiently manage its resources in the delivery of truckload transportation services to its customers. Resource requirements vary with customer demand, which may be subject to seasonal or general economic conditions. The Company's ability to adapt to changes in customer transportation requirements is a key element in efficiently deploying resources and in making capital investments in tractors and trailers and technology. The Company may also be affected by the financial failure of its customers or a loss of a customer's business from time-to-time.

The Company's greatest resource requirements include qualified drivers, tractors, trailers, and related costs of operating its equipment (such as fuel, driver pay, insurance, and supplies and maintenance). The Company has historically been successful mitigating its risk to increases in fuel prices by recovering additional fuel surcharges from its customers. The Company's financial results are also affected by the availability of qualified drivers and the market for new and used tractors. Because the Company is self-insured for cargo, personal injury, and property damage claims on its tractors and for workers' compensation benefits for its drivers (supplemented by premium-based coverage above certain dollar levels), financial results may also be affected by driver safety, medical costs, the weather, the legal and regulatory environment, and the costs of insurance coverage to protect against catastrophic losses.



CRITICAL ACCOUNTING POLICIES

The most significant accounting policies and estimates that affect the Company's financial statements include the following:

- The Company reviews the adequacy of the lease receivable allowance for doubtful accounts in the independent contractor (owner-operator) program. This allowance represents an estimate of the notes receivable of the lease purchase program that will become uncollectible and possibly prevent the Company from maintaining its investment value in the tractor.

-        The Company reviews long-lived assets for impairment as described in
         Note 1 to the Consolidated Financial Statements. In analyzing potential impairments, the Company uses projections of future cash flows from the asset. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions, the assignment of discount rates relative to risk and estimates of terminal values.

- The Company reviews the estimates of accrued liabilities for insurance and claims for liability and both physical and property damage and workers' compensation. The insurance and claims accruals are recorded at the estimated payment amounts and are based upon individual case estimates.

- The Company reviews the selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers. Depreciable lives of tractors and trailers range from three to seven years. Estimates of salvage value at the expected date of trade-in or sale are based on the expected values of equipment at the time of disposal.

- The Company reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and current economic conditions that might impact the collectibility of customer accounts.

The Company's review of these accounting items and the resulting accounting positions taken by the Company are based upon certain assumptions and conditions and reflect management's best assumptions and estimates, but estimates of these types of accounting items, particularly impairment and accrued liabilities, involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

RESULTS OF OPERATIONS
COMPARISON OF YEAR ENDED DECEMBER 31, 2001 TO YEAR ENDED DECEMBER 31, 2000

The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

                                               COMPANY                    BOYD                        WTI
                                        -------------------       --------------------         --------------------
                                                                   YEARS ENDED DECEMBER 31,
                                        2001         2000          2001         2000         2001         2000
-------------------------------------------------------------------------------------------------------------------
Operating revenues                      100.0%       100.0%        100.0%       100.0%       100.0%       100.0%
Operating expenses
    Salaries, wages, and employee
       benefits                          31.9         31.0          35.1         35.7         14.3         11.4
    Cost of independent contractors      25.7         27.8          18.5         17.5         65.5         70.4
    Operating supplies                   21.4         20.1          23.7         11.1          9.1          5.5
    Taxes and licenses                    1.8          2.3           1.9          2.3          1.2          2.3
    Insurance and claims                  5.2          5.6           5.2          5.4          5.1          6.3
    Communications and utilities          1.1          1.2           1.1          1.2          1.1          1.2
    Depreciation and amortization         9.9          9.2          10.5         10.3          6.7          4.4
    Gain on disposition of property
       and equipment, net                (0.4)        (0.9)         (0.5)        (0.8)         0.0         (1.0)
    Other                                 1.6          1.6           1.4          1.0          2.8          3.9
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                 98.2         97.8          96.8         96.1        105.9        104.4
-------------------------------------------------------------------------------------------------------------------
Operating income                          1.8          2.2           3.2          3.9         (5.9)        (4.4)
Interest expense, net                    (2.1)        (3.0)         (2.4)        (3.6)        (1.0)        (1.0)
Other income                               --            --           --           --           --           --
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        (0.3)        (0.8)          0.9          0.4         (6.8)        (5.6)
    Income taxes (benefit)               (0.0)        (0.0)          0.4          0.3         (2.1)        (1.4)
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                        (0.3)%       (0.8)%         0.5%         0.1%        (4.7)%       (4.2)%
===================================================================================================================

                                               COMPANY                    BOYD                        WTI
-------------------------------------------------------------------------------------------------------------------
                                                                  YEARS ENDED DECEMBER 31,
                                             2001         2000         2001         2000         2001          2000
-------------------------------------------------------------------------------------------------------------------
Company operated tractors                     610          686          570          656           40            30
Owner-operated tractors                       362          331          190          111          172           220
                                      -----------------------------------------------------------------------------
Total tractors                                972        1,017          760          767          212           250
Total trailers                              1,395        1,398        1,099        1,104          296           294

Average length of haul in miles (1)           688          661          749          737          380           347
Average number of tractor loads
   per week (2)                             2,872        3,145        2,290        2,294          672           851
Average revenues per total mile (3)   $      1.17  $      1.19  $      1.16  $      1.17  $      1.17   $      1.23

(1)The average length of haul in miles is calculated by dividing the total line-haul miles for the year by the total number of loads for the year.
(2)The average number of tractor loads per week is calculated by dividing the total number of loads by the number of working weeks in the year.
(3)The average revenue per total mile is calculated by dividing the total line-haul revenue for the year by the total line- haul miles driven.

Operating revenues for 2001 decreased $2.9 million, or 2.3%, to $123.9 million compared to $126.7 million for 2000. The average loads shipped per week for 2001 decreased 273 loads, or 9.0%, to 2,872 compared to 3,145 in 2000. Freight demand during 2001, primarily in the first six months, was soft due to a weaker U.S. economy as compared to 2000. Steel comprised 42% of the Company's freight that was shipped in both 2001 and 2000, during which time the U.S. steel industry was severely impacted by the sluggish economy.

Salaries, wages and employee benefits for 2001 increased $0.3 million, or 0.8%, to $39.6 million compared to $39.3 million in 2000. Salaries increased at Boyd due to an increase in the number of non-driver associates, primarily in the logistics and health claims department. Workers' compensation and health insurance expense increased due to rising medical costs and to the Company's change to becoming self-insured for workers' compensation as of July 1, 2001. The market for attracting experienced drivers improved during 2001; however, the Company anticipates that the competition for qualified drivers will continue to be intense, and cannot predict whether it will experience shortages in the future. If such a shortage was to occur and increases in driver pay rates became necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that the corresponding freight increases are not obtained.

Cost of independent contractors (owner-operators) for 2001 decreased $3.4 million, or 9.6%, to $31.8 million from $35.2 million in 2000. Independent contractors are owner-operators that either supply their own tractor or lease-purchase one from the Company. Owner-operators are responsible for their operating expenses including fuel, supplies and maintenance, and fuel taxes. As of December 31, 2001, Boyd had an owner-operator fleet of 190 operators compared to 111 operators as of December 31, 2000. The increase in the number of owner-operators at Boyd occurred during the last five months of the year. WTI had 172 owner-operators as of December 31, 2001 compared to 220 operators in 2000. The decrease was primarily attributable to owner-operators leaving the industry altogether and, to a lesser extent, WTI closing its specialized freight business during 2000. During the fourth quarter of 2001, WTI increased reserves on its receivables associated with owner-operator leases in the amount of $0.3 million. The retention of independent contractors could remain difficult in the foreseeable future due to the uncertainty of global fuel prices and continuing weaknesses in certain sectors of the U.S. economy.

Operating supplies expense for 2001 increased $1.1 million, or 4.3%, to $26.5 million compared with $25.4 million for 2000. The increase in operating supplies, which includes fuel costs, net of fuel surcharges, is partly due to the decrease in the owner-operator fleet at WTI, which has resulted in an increase of Company-operated units. The increase in operating supplies expense also is attributable to the

Company fleet aging and requiring more repairs. The average age of the Company's fleet at December 31, 2001 was 27.1 months compared to 16.3 months in 2000. The fuel surcharge is a function of the cost of fuel that the Company has negotiated with its vendors. These fuel surcharges, which automatically adjust from week to week depending on the cost of fuel, enable the Company to recoup the higher cost of fuel when prices increase. Conversely, when fuel prices decrease, fuel surcharges decrease. The Company passes through any fuel surcharge collected to the owner-operator that hauled the related load. Shortage of fuel, increases in fuel prices, or rationing of petroleum products can have materially adverse effects on the operations and profitability of the Company. The Company is unable to accurately predict whether fuel prices will decrease or will increase in the future or to the extent to which fuel surcharges will be collected from customers. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

Taxes and licenses expense for 2001 decreased $0.7 million, or 24.4%, to $2.2 million compared to $2.9 million in 2000. Taxes and licenses decreased due to the decrease in the overall Company fleet as well as a net increase in the owner-operator fleet during the last quarter of the year. Taxes and licenses also decreased due to cost savings initiatives implemented by the Company during the end of 2000.

Insurance and claims expense for 2001 decreased $0.6 million, or 8.5%, to $6.4 million compared to $7.0 million in 2000. The decrease was primarily due to a decrease in accident claims and insurance rates. Insurance rates were reduced as the Company increased its retention rate per accident occurrence during 2001.

Communications and utilities expense for 2001 decreased $0.1 million, or 9.8%, to $1.4 million from $1.5 million in 2000. The decrease was primarily due to an increase in the overall owner-operator fleet, which has resulted in an increase in the fees the Company charges for the use of the Company's satellite units. Also, the Company changed to a lower rate long-distance service provider in 2001. The Company also continually monitors monthly usage and costs and makes changes accordingly.

Depreciation and amortization expense for 2001 increased $0.7 million, or 5.8%, to $12.3 million from $11.6 million in 2000. During the first quarter of 2001, Boyd placed into service the new $5.0 million Birmingham, Alabama terminal. During the fourth quarter of 2001, WTI reduced the carrying value of certain revenue equipment by $0.4 million due to expected reductions in trade-in values.

Gain on disposition of property and equipment decreased $0.6 million or 52.8%, to $0.5 million from $1.1 million. The Company traded fewer units during 2001 and the trade values were depressed during the year. Record levels of tractors manufactured during 1999 and 2000, an increased supply of used tractors caused in part by trucking company business failures, and slower fleet growth by many carriers have all contributed to a decline in the market value of used tractors.

Other expenses for 2001 decreased approximately $0.1 million, or 2.9%, to $1.9 million in 2001 from $2.0 million in 2000. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. During the second half of 2001, the Company experienced an increase in bad debt write-offs. Due to the difficult economic conditions facing the steel industry in particular, additional bad debt reserves may be required if industry conditions continue to deteriorate. Rent expense decreased due to the Company canceling leases on trailers. Rent expense will be insignificant going forward as the Company owns a large majority of its revenue equipment and facilities.

Interest expense (net of interest income) decreased $1.2 million, or 31.5%, to $2.6 million from $3.8 million in 2000. Interest expense decreased due to an approximate 400 basis points decrease in the LIBOR rate, which is the interest rate charged on a large majority of the Company's debt. The Company also reduced debt levels, which contributed to the reduction in interest expense.

The effective tax rates for 2001 and 2000 are different from the federal statutory rate due to the permanent non-deductibility of goodwill amortization and other expenses for tax purposes. As a result of the foregoing, the Company's net loss in 2001 decreased approximately $0.6 million, or 58.3%, to $(0.4) million compared to $(1.0) million in 2000.

COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

                                                COMPANY                    BOYD                        WTI
                                       --------------------        ----------------------    ----------------------
                                                                 Years Ended December 31,
                                         2000         1999          2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------
Operating revenues                      100.0%       100.0%        100.0%       100.0%       100.0%       100.0%
Operating expenses
    Salaries, wages, and employee
       benefits                          31.0         26.6          35.7         33.4         11.4          8.1
    Cost of independent contractors      27.8         33.9          17.5         20.2         70.4         71.6
    Operating supplies                   20.1         17.2          23.5         21.7          5.5          5.0
    Taxes and licenses                    2.3          2.1           2.3          2.2          2.3          1.9
    Insurance and claims                  5.6          4.6           5.4          4.7          6.3          4.3
    Communications and utilities          1.2          1.1           1.2          1.2          1.2          1.0
    Depreciation and amortization         9.2          8.1          10.3          9.9          4.4          3.0
    Gain on disposition of property
       and equipment, net                (0.9)        (1.2)         (0.8)        (1.7)        (1.0)         0.0
    Other                                 1.6          1.4           1.0          1.0          3.9          2.6
Total operating expenses                 97.8         93.8          96.1         92.5        104.4         97.4
-------------------------------------------------------------------------------------------------------------------
Operating income                          2.2          6.2           3.9          7.5         (4.4)         2.6
Interest expense, net                    (3.0)        (1.8)         (3.5)        (2.1)        (1.2)        (0.9)
Other income                               --            --           --           --           --           --
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        (0.8)         4.4           0.4          5.4         (5.6)         1.7
    Income taxes (benefit)               (0.0)         1.8           0.3          2.1         (1.4)         1.0
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                        (0.8)%        2.6%          0.1%         3.3%        (4.2)%        0.7%
===================================================================================================================

                                               COMPANY                    BOYD                        WTI
                                                               Years Ended December 31,
                               -----------------------------------------------------------------------------------
                                         2000         1999          2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------
Company operated tractors                     686          529          656          501           30            28
Owner-operated tractors                       331          533          111          209          220           324
                                      -----------------------------------------------------------------------------
Total tractors                              1,017        1,112          767          710          250           352
Total trailers                              1,398        1,451        1,104        1,022          294           429

Average length of haul in miles (1)           661          634          737          733          347           320
Average number of tractor loads
   per week (2)                             3,145        3,368        2,294        2,267          851         1,108
Average revenues per total mile (3)   $      1.19  $      1.18  $      1.17  $      1.16  $      1.23   $      1.18

(1)The average length of haul in miles is calculated by dividing the total line-haul miles for the year by the total number of loads for the year.
(2)The average number of tractor loads per week is calculated by dividing the total number of loads by the number of working weeks in the year.
(3)The average revenue per total mile is calculated by dividing the total line-haul revenue for the year by the total line- haul miles driven.

Operating revenues for 2000 decreased $6.4 million, or 4.8%, to $126.7 million compared to $133.1 million for 1999. The decrease was due in part to the closing of the brokerage company at WTI, which was replaced by a new freight brokerage company at Boyd, and also the closing of the specialized division at WTI. This interruption in brokerage services and the closing of the specialized division at WTI accounted for $4.0 million of the decrease in revenues. The remainder of the decrease in revenues was attributable to a reduction in freight volume, especially in the steel industry.

Salaries, wages and employee benefits for 2000 increased $3.8 million, or 10.7%, to $39.2 million compared to $35.5 million in 1999. Salaries increased due to the decrease in the owner-operator fleet at both segments and, therefore, an increase in employee drivers. Owner-operators left the business due to reduced freight volume and increased fuel costs during 2000. Salaries made up 31.0% of operating revenue in 2000 compared to 26.6% in 1999.

Cost of independent contractors for 2000 decreased $10.0 million, or 22.1%, to $35.1 million from $45.1 million in 1999. As of December 31, 2000, Boyd had an owner-operator fleet of 111 operators compared to 209 owner-operators as of December 31, 1999. Additionally, WTI had 220 owner-operators as of December 31, 2000 compared to 324 operators in 1999.

Operating supplies expense for 2000 increased $2.5 million, or 10.8%, to $25.4 million compared with $22.9 million for 1999. The increase in operating supplies expense, which includes fuel costs, net of fuel surcharges, is due partly to the decrease in the owner-operator fleet at both segments, which has resulted in an increase of Company-operated units. The Company absorbs all of the variable costs for the Company-operated units. The increase in fuel cost per gallon also impacted overall fuel costs.

Taxes and licenses expense for 2000 increased $0.1 million, or 4.2%, to $2.9 million compared to $2.8 million in 1999. Taxes and licenses increased due to the decrease in the owner-operator leased fleet at both segments, which has resulted in an increase of company-operated tractors for which the Company bears all of the licensing and permitting expenses.

Insurance and claims expense for 2000 increased $0.9 million, or 15.5%, to $7.0 million compared to $6.1 million in 1999. The increase was primarily due to an increase in accident claims and insurance rates.

Communications and utilities expense for 2000 was relatively flat, $1.5 million, as compared to 1999.

Depreciation and amortization expense for 2000 increased $0.9 million, or 8.3%, to $11.6 million from $10.7 million in 1999. Depreciation expense increased primarily due to the Company's absorption of leased owner-operator tractors back into the Company fleet.

Other expenses for 2000 increased approximately $0.1 million, or 10.6%, to $1.5 million in 2000 from $1.4 million in 1999. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. The Company incurred higher bad debt expense in 2000, which resulted primarily from the weakened U.S. economy, especially in the steel industry sector. Rent expense for 2000 decreased $0.1 million, 9.3%, to $0.4 million from $0.5 million in 1999. Rent expense includes operating leases for both trailers and terminals. Rent expense decreased due to the Company's cancellation of leases at some of its outlying facilities.

Interest expense (net of interest income) increased $1.4 million, or 64.1%, to $3.8 million from $2.4 million in 1999. Interest expense increased due to an approximate 125 basis point increase in the LIBOR rate, on which the interest rate charged on all of the Company's debt is based.

Based on the foregoing, net income in 2000 decreased approximately $4.5 million, or 128.2%, to $(1.0) million compared to $3.5 million for 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies, and the payment of current debt maturities. Historically, the Company's primary sources of cash have been continuing operations and bank borrowings. The following table summarizes sources and uses of cash for the following periods indicated:

                                                                       2001                2000                1999
                                                            -------------------------------------------------------
Operating activities                                        $    13,418,514     $    10,108,834    $     11,571,965
Investing activities                                              1,969,285          (6,578,204)        (29,063,198)
Financing activities                                            (14,439,625)         (3,264,175)         17,136,395

NET CASH PROVIDED BY OPERATING ACTIVITIES
Cash generated by operations increased $3.3 million dollars during 2001 and decreased $1.5 million dollars during 2000. The increase is due to improved operating results over 2000, a reduction in income tax receivable of $1,615,566 and an increase of $764,297 in trade payables and accrued liabilities. Trade accounts payable increased due in part to required increases in maintenance supplies at the new Birmingham, Alabama terminal.

The decrease in cash generated by operations in 2000 was driven by the decrease in accrued liabilities and other current liabilities and also the decrease in accounts payable. These amounts were somewhat offset by the increase in other current assets and also the increase in accounts receivable. The increase in accounts receivable was related to an increase in load volume and not due to inefficiency in collecting. The cash flow from operations enabled the Company to make capital expenditures and repay debt as discussed below.

During the second quarter of 2001, the Company learned that a significant customer had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company derived approximately 9% of its fiscal 2001 operating revenues from this customer. Through the fourth quarter of 2001, the Company collected approximately $850,000 of the approximately $900,000 of pre-petition debt from this customer. If the Company is unable to retain the customer, or if the revenue the Company derives from its business with this customer decline materially, such events could have a material adverse effect on the Company's results of operations and financial condition.

NET CASH USED IN (PROVIDED BY) INVESTING ACTIVITIES
The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, which has been financed largely through long-term debt. Historically, the Company has financed its major capital equipment purchases consisting of revenue equipment and construction of terminals through banks. During 2001, the Company acquired $1.6 million in revenue equipment using cash flow from operations. All other equipment purchases consisting of service vehicles, computer and office equipment are purchased through its cash flow from operations. The amount of revenue equipment purchased decreased from prior years due to the Company increasing the length of its trade cycle. The Company currently has a 42-month trade cycle and will be increasing it to 45 months with the new trades anticipated in 2002. The Company plans to trade approximately 125 tractors during the first six months of 2002.

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
During 2001, the Company paid $13.1 million towards the reduction of its long-term debt. At December 31, 2001, the Company had debt (including current portions) of $39.2 million, which was primarily incurred to purchase revenue equipment and to construct the new terminal located in Birmingham, Alabama. Pursuant to the Company's stock repurchase program, the Company purchased 244,463 and 263,940 shares of the Common Stock in open market or negotiated transactions during 2000 and 1999, for aggregate purchase prices of $1,432,941 and $2,342,746. Under this program the Company still has the authority to purchase approximately 90,000 more shares of its Common Stock. The Company purchased in negotiated transactions 234,009 and 125,538 shares of Common Stock from the former vice-chairman of the Company and the CEO of WTI during 2001 and 2000, respectively, at a price per share of $6.50. The Company funded these purchases using working capital. On January 8, 1999, the Company purchased 500,000 shares of its outstanding Common Stock from a former Chief Executive Officer of the Company for $3,660,000. The stock purchase was funded by available cash and a bank line of credit.

ANTICIPATED SOURCES AND USES OF FUNDS
The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies, and the payment of current debt maturities. Historically, the Company's primary sources of cash have been continuing operations and bank borrowings. The Company anticipates generating more than sufficient cash from operations in 2002 to cover planned capital expenditures of approximately $5.0 million, and servicing current maturities of long-term debt. Historically, the Company has relied on cash generated from operations to fund its working capital requirements. The Company has a bank line of credit permitting short-term borrowings of up to $2.5 million. The revolving line of credit is collateralized by accounts receivable and inventory. As of December 31, 2001, the Company had $0.2 million outstanding on its line of credit, which the Company expects to renew on March 31, 2002.

The Company's loan agreements with its major lenders require the Company, among other things, to maintain a tangible net worth of $13.0 million, as defined in the agreements, and to maintain certain financial ratios. On March 22, 2002, the Company received waivers executed by two of its lenders relating to certain financial covenant ratio requirements with respect to which the Company was not in compliance as of December 31, 2001. There can be no assurance that the Company will be able to comply with these covenants in the future. If the Company is unable to comply with these covenants in the future, there can be no assurance that the Company's lenders will provide any additional waivers with respect to any such noncompliance; however, the Company is pursuing changes to such financial ratios in its loan agreements, and believes that these new financial ratios will increase the likelihood that the Company will be able to comply with these covenants in the future.

Effective July 1, 2001, the Company increased its retention, per occurrence, for auto liability, general liability and cargo coverage. These coverages are included in one occurrence to determine if the retention has been met. The Company has been involved in two accidents in the first quarter of 2002 that resulted in third party fatalities. Each of these accidents, taken separately, has the potential to cause the Company to reach its total per occurrence retention amount for insurance purposes. Although no claims have been made against the Company with respect to these accidents, in the event claims are made and the Company ultimately is found to have some liability for these accidents, the Company believes that its operating cash flows and unused lines of credit would be sufficient to cover any amounts payable. The Company currently purchases excess primary and umbrella insurance coverage in amounts that management believes are adequate to supplement its retained liabilities. The Company currently has outstanding letters of credit, totaling approximately $4.5 million at December 31, 2001, to cover liability insurance claims and outstanding claims related to its previously self- insured worker's compensation. Annual commitment fees relating to these letters of credit do not exceed 1.5% of the face amounts thereof.

The Company will continue to have significant capital requirements, which may require the Company to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend upon prevailing market conditions, the market price of the Company's Common Stock and other factors over which the Company has little or no control, as well as the Company's financial condition and results of operations.

The following tables set forth information regarding the Company's contractual obligations and commercial commitments. These disclosures are also included in the Notes to the Consolidated Financial Statements and such Notes are cross-referenced in the tables below.

CONTRACTUAL OBLIGATIONS

                                                                  YEARS                                   FOOTNOTE
                             -------------------------------------------------------------------------------------
                                 TOTAL          1          2          3          4          5         >5       REF.
                             --------------------------------------------------------------------------------------
Long-term debt               $  39,186  $  13,580  $  12,923  $   6,473  $   2,217  $  1,344   $   2,649          4
Operating leases                    26         26         --         --        ---         --         --          3
                             --------------------------------------------------------------------------------------
Total contractual
   obligations               $  39,212  $  13,606  $  12,923  $   6,473  $   2,217  $   1,344  $   2,649
                             ======================================================================================

The Company has decreased its operating lease commitments through increased Company owned facilities and revenue equipment. The remaining operating lease commitments in effect at December 31, 2001 are on a month-to-month basis.

OTHER COMMERCIAL COMMITMENTS


                                                                  YEARS                                   FOOTNOTE
                             -------------------------------------------------------------------------------------
                                 TOTAL          1          2          3          4          5         >5       REF.
                             --------------------------------------------------------------------------------------
Unused lines of credit       $   2,290  $   2,290         --        ---         --         --         --          4
Letters of credit                4,587      4,587         --         --         --         --         --          5
                             --------------------------------------------------------------------------------------
Total contractual
   obligations               $   6,877  $   6,877         --         --         --         --         --
                             ======================================================================================

The unused lines of credit are available to the Company in the event the Company needs financing for the growth of its fleet. With the Company's strong financial position, the Company expects it could obtain additional financing, if necessary, on favorable terms. The letters of credit are primarily required for insurance policies.

INTEREST RATE RISK

The Company is exposed to interest rate risk due to its long-term debt, which at December 31, 2001, bore interest at rates ranging from 1.25% to 2.25% above the bank's LIBOR rate. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the Company has estimated the fair value of its long-term debt approximates its carrying value, using a discounted cash flow analysis based on borrowing rates available to the Company. The effect of a hypothetical ten percent increase in interest rates would increase the estimated fair value of the Company's long-term debt by approximately $407,000. Management believes that current working capital funds are sufficient to offset any adverse effects caused by changes in the interest rates.

SEASONALITY

In the trucking industry, results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and the Company does experience some seasonality due to the open, flatbed nature of its trailers and the type commodity that is being shipped. The Company has at times experienced delays in meeting its shipping schedules as a result of severe weather conditions, particularly during the winter months. In addition, the Company's operating expenses have historically been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

ECONOMY

The Company is sensitive to changes in overall economic conditions that impact customer-shipping volumes. The general slowdown in the economy during 2000 and 2001 had a negative effect on freight volumes for truckload carriers, including the Company. As the unemployment rate increased, driver availability improved for the Company and the industry. Fuel prices increased beginning in the fourth quarter 1999 and remained high through 2000 and 2001 before decreasing in the latter part of 2001. Shortages of fuel, increases in fuel prices, or rationing of petroleum products can have a materially adverse impact on the operations and profitability of the Company. To the extent that the Company cannot recover the higher cost of fuel through customer fuel surcharges, the Company's results would be negatively impacted. Future economic conditions that may affect the Company include employment levels, business conditions, fuel and energy costs, interest rates, and tax rates.

SAFETY AND INSURANCE

The Company is committed to securing appropriate insurance coverage at cost-effective rates. The primary claims that arise in the trucking industry consist of cargo loss and damage, general liability, personal liability, property damage and workers' compensation. The Company has grouped auto liability, general liability and cargo coverage into one "basket," and this basket limits the total retention per occurrence to $500,000. The Company is self insured for workers' compensation claims as well as physical damage claims for its own tractors. The Company currently purchases excess primary and umbrella insurance coverage in amounts that management believes are adequate to supplement its retained liabilities. The Company cannot guarantee that the current retention amounts will not change or that insurance premiums will not increase dramatically during its next insurance renewal, which is scheduled for June 30,2002. The retention amounts and insurance premiums are reflective of the Company's accident occurrence frequency and severity. The Company has adequate working capital and unused lines of credit to offset any increase in retention amounts or premiums.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations," and eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

SFAS No. 142, generally effective January 1, 2002, supersedes APB No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. The Company currently amortizes goodwill over its estimated useful life of twenty years. The Company does not anticipate that the adoption of this statement will have a material impact on the financial statements.

The Company recorded $223,800, or $0.08 per share on a pre-tax basis, of goodwill amortization in 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company does not anticipate the adoption of this statement will have a material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for:
(1) recognition and measurement of the impairment of long-lived assets to be held and used and (2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate the adoption of this standard will have a material impact on the financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                                                 2001                  2000
----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                             $  2,221,455           $  1,273,281
   Short-term investments                                                                     278,000                250,000
   Accounts receivable, less allowance for doubtful accounts of $318,981 (2001)
     and $276,070 (2000):
       Trade and interline                                                                 10,055,894             10,907,099
       Other                                                                                  956,576                690,212
   Income tax receivable                                                                      339,220              1,954,786
   Current portion of net investment in sales-type leases                                   1,200,175              1,562,329
   Parts and supplies inventory                                                               497,637                431,967
   Tires on revenue equipment                                                                 152,300                282,915
   Prepaid licenses and permits                                                               946,054                557,368
   Other prepaid expenses                                                                   1,157,370              1,049,446
   Deferred income taxes                                                                    1,497,047                919,811
                                                                                         ------------           ------------
       Total current assets                                                                19,301,728             19,879,214
                                                                                         ------------           ------------
PROPERTY AND EQUIPMENT:
   Land and land improvements                                                               2,800,523              2,263,326
   Buildings                                                                                7,635,280              2,927,611
   Revenue equipment                                                                       70,927,529             76,637,858
   Other equipment                                                                         12,090,626             11,781,884
   Leasehold improvements                                                                     384,884                384,884
   Construction in progress                                                                        --              5,090,631
                                                                                         ------------           ------------
       Total                                                                               93,838,842             99,086,194
   Less accumulated depreciation and amortization                                          35,325,568             32,348,826
                                                                                         ------------           ------------
       Property and equipment, net                                                         58,513,274             66,737,368
                                                                                         ------------           ------------
OTHER ASSETS:
   Net investment in sales-type leases                                                      3,850,821              2,908,691
   Goodwill, net of accumulated amortization of $912,077 (2001) and
     $688,277 (2000)                                                                        3,452,446              3,676,246
   Revenue equipment held for lease                                                           500,125              1,395,865
   Deposits and other assets                                                                  465,112                454,739
                                                                                         ------------           ------------
       Total other assets                                                                   8,268,504              8,435,541
                                                                                         ------------           ------------
TOTAL                                                                                    $ 86,083,506           $ 95,052,123
                                                                                         ------------           ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Line of credit                                                                        $    210,540           $  1,049,831
   Accounts payable - trade and interline                                                   3,339,973              2,575,676
   Current maturities of long-term debt                                                    13,580,359             13,534,198
   Accrued liabilities:
     Self-insurance claims                                                                  2,820,773              2,510,396
     Salaries and wages                                                                       485,599                505,181
     Other                                                                                    953,694              1,184,493
                                                                                         ------------           ------------
   Total current liabilities                                                               21,390,938             21,359,775
LONG-TERM DEBT                                                                             25,606,297             33,322,377
DEFERRED INCOME TAXES                                                                      13,798,144             13,187,549
                                                                                         ------------           ------------
       Total liabilities                                                                   60,795,379             67,869,701
                                                                                         ------------           ------------
COMMITMENTS AND CONTINGENCIES (NOTE 5)
STOCKHOLDERS' EQUITY:
   Preferred stock, $.001 par value - 1,000,000 shares authorized; no shares
     issued and outstanding                                                                        --                     --
   Common stock, $.001 par value - 10,000,000 shares authorized; 4,069,640
     shares issued and outstanding                                                              4,070                  4,070
   Additional paid-in capital                                                              16,884,622             16,864,622
   Retained earnings                                                                       18,008,625             18,451,689
   Treasury stock, at cost; 1,355,041 shares (2001) and 1,118,746 shares (2000)            (9,609,190)            (8,137,959)
                                                                                         ------------           ------------
       Total stockholders' equity                                                          25,288,127             27,182,422
                                                                                         ------------           ------------
TOTAL                                                                                    $ 86,083,506           $ 95,052,123
                                                                                         ============           ============

See accompanying notes to consolidated financial statements.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 31,                                2001                    2000                    1999
 -------------------------------------------------------------------------------------------------------------------------

 OPERATING REVENUES                                          $ 123,856,279           $ 126,724,786           $ 133,137,272
                                                             -------------           -------------           -------------

 OPERATING EXPENSES
   Salaries, wages and employee benefits                        39,560,825              39,262,650              35,461,400
   Cost of independent contractors                              31,779,119              35,172,619              45,132,153
   Operating supplies                                           26,513,199              25,403,579              22,934,366
   Operating taxes and licenses                                  2,241,198               2,965,480               2,846,677
   Insurance and claims                                          6,457,919               7,060,347               6,110,604
   Communications and utilities                                  1,370,598               1,520,342               1,479,546
   Depreciation and amortization                                12,289,710              11,611,081              10,719,647
   Gain on disposal of property and  equipment, net               (525,808)             (1,113,574)             (1,626,983)
   Other                                                         1,950,109               2,008,131               1,862,170
                                                             -------------           -------------           -------------
       Total operating expenses                                121,636,869             123,890,655             124,919,580
                                                             -------------           -------------           -------------

 OPERATING INCOME                                                2,219,410               2,834,131               8,217,692
                                                             -------------           -------------           -------------

 OTHER INCOME (EXPENSES):
   Interest income                                                  63,357                  80,338                  91,740
   Interest expense                                             (2,684,429)             (3,904,241)             (2,421,910)
                                                             -------------           -------------           -------------

 Other expenses, net                                            (2,621,072)             (3,823,903)             (2,330,170)
                                                             -------------           -------------           -------------

 INCOME (LOSS) BEFORE PROVISION (BENEFIT)
   FOR INCOME TAXES                                               (401,662)               (989,772)              5,887,522

 PROVISION (BENEFIT) FOR INCOME TAXES                                5,038                 (15,318)              2,430,152
                                                             -------------           -------------           -------------

 NET INCOME (LOSS)                                           $    (406,700)          $    (974,454)          $   3,457,370
                                                             =============           =============           =============

 BASIC AND DILUTED NET INCOME (LOSS)
   PER SHARE                                                 $       (0.14)          $       (0.32)          $        0.99
                                                             =============           =============           =============

 BASIC AND DILUTED WEIGHTED
   AVERAGE SHARES OUTSTANDING                                    2,829,614               3,090,292               3,507,311
                                                             =============           =============           =============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED                                ADDITIONAL
DECEMBER 31,                        COMMON          PAID-IN         RETAINED           TREASURY
2001, 2000, 1999 AND 1998           STOCK           CAPITAL         EARNINGS            STOCK            TOTAL
-------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998     $       4,070     $  16,864,622    $   15,993,015    $           -    $   32,861,707
   Exercise of stock options              --                --            (4,932)          43,620            38,688
  Sale of common stock
     under employee stock
     purchase plan                        --                --            (7,311)          45,583            38,272
   Purchase of treasury stock             --                --                --       (6,002,746)       (6,002,746)
   Net income                             --                --         3,457,370               --         3,457,370
                               ------------------------------------------------------------------------------------

Balance, December 31, 1999             4,070        16,864,622        19,438,142       (5,913,543)       30,393,291
   Sale of common stock
     under employee stock
     purchase plan                        --                --           (11,999)          24,525            12,526
   Purchase of treasury stock             --                --                --       (2,248,941)       (2,248,941)
   Net loss                               --                --          (974,454)              --          (974,454)
                               ------------------------------------------------------------------------------------

Balance, December 31, 2000             4,070        16,864,622        18,451,689       (8,137,959)       27,182,422
  Sale of common stock
     under employee stock
     purchase plan                        --                --           (36,364)          49,825            13,461
   Capital contribution                   --            20,000                --               --            20,000
   Purchase of treasury stock             --                --                --       (1,521,056)       (1,521,056)
   Net loss                               --                --          (406,700)              --          (406,700)
                               ------------------------------------------------------------------------------------

Balance, December 31, 2001     $       4,070     $  16,884,622    $   18,008,625    $  (9,609,190)   $   25,288,127
                               ====================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,                                     2001                2000               1999
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income (loss)                                        $      (406,700)    $      (974,454)   $      3,457,370
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization                               12,289,710          11,611,081          10,719,647
     Provision for bad debts                                        625,000              84,000             220,000
     Gain on disposal of property and equipment, net               (525,808)         (1,113,574)         (1,626,983)
     Net effect of sales-type leases on cost of independent
       contractors                                                 (526,708)            253,990          (1,741,454)
   Provision for deferred income taxes                               33,358           1,590,614             640,331
   Changes in assets and liabilities provided (used) cash:
       Accounts receivable                                          (40,159)          1,818,149            (713,392)
       Other current assets                                       1,155,901           1,158,104            (666,292)
       Deposits and other assets                                    (10,373)            (16,367)           (257,291)
       Accounts payable - trade and interline                       764,297          (1,436,371)          2,414,894
       Accrued liabilities and other current liabilities             59,996          (2,866,338)           (874,865)
                                                            -------------------------------------------------------

Net cash provided by operating activities                        13,418,514          10,108,834          11,571,965
                                                            -------------------------------------------------------

INVESTING ACTIVITIES:
   Payments received on sales-type leases                         2,288,643           3,407,859           3,939,430
   Capital expenditures:
     Revenue equipment                                           (1,642,936)        (14,459,770)        (36,950,717)
     Other property and equipment                                (1,234,350)         (1,617,129)         (4,650,303)
     Proceeds from disposals of property and equipment            2,557,928           6,090,836           8,542,604
     Receipt of acquisition escrow                                       --                  --              55,788
                                                            -------------------------------------------------------

Net cash provided by (used in) investing activities               1,969,285          (6,578,204)        (29,063,198)
                                                            -------------------------------------------------------

FINANCING ACTIVITIES:
   Proceeds from sales of common stock                               13,461              12,526              38,272
   Proceeds from capital contribution                                20,000                  --                  --
   Proceeds from exercise of stock options                               --                  --              38,688
   Purchase of treasury stock                                    (1,521,056)         (2,248,941)         (6,002,746)
   Proceeds (payments) on line of credit                           (839,291)          1,049,831                  --
   Proceeds from long-term debt                                   1,012,949           9,949,052          36,785,635
   Principal payments on long-term debt                         (13,125,688)        (12,026,643)        (13,723,454)
                                                            -------------------------------------------------------

Net cash (used in) provided by financing activities             (14,439,625)         (3,264,175)         17,136,395
                                                            -------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                948,174             266,455            (354,838)

CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR                                                 1,273,281           1,006,826           1,361,664
                                                            -------------------------------------------------------
END OF YEAR                                                 $     2,221,455     $     1,273,281    $      1,006,826
                                                            =======================================================

Supplemental disclosures of cash flow
   information
     Cash paid during the year for:
       Interest                                             $     2,684,429     $     3,904,593    $      2,358,576
                                                            =======================================================
       Income taxes, net of refunds                         $    (1,508,026)    $     1,138,562    $      2,727,399
                                                            =======================================================

Supplemental non-cash investing and
   financing activities
     Net investment in sales-type of leases                 $     1,065,389     $    (3,160,246)   $      1,817,598
                                                            =======================================================
     Dealer financed purchases of revenue equipment         $     5,545,820     $            --    $             --
                                                            =======================================================


See accompanying notes to consolidated financial statements.

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

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WTI Transport, Inc. ("WTI"). All significant intercompany items have been eliminated in consolidation.

USE OF ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Operating revenue and related costs are recognized upon delivery of products to customers provided that pervasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility of the resulting receivables is probable.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, cash on deposit and highly liquid investments with a maturity of three months or less at purchase date.

SHORT-TERM INVESTMENTS - Short-term investments, which consist of certificates of deposit with maturities of three to twelve months, are stated at cost, which approximates market.

REVENUE EQUIPMENT HELD FOR LEASE - Revenue equipment held for lease and not in use is stated at cost, less accumulated depreciation, which approximates net realizable value. Depreciation expense is suspended while the asset is in revenue equipment held for lease.

TIRES ON REVENUE EQUIPMENT - Tires placed in service on newly purchased revenue equipment are carried at cost and depreciated over their useful lives, estimated to be eighteen months. The undepreciated cost of tires is included in tires on revenue equipment. Cost of replacement tires are expensed when put into service.

PROPERTY AND EQUIPMENT - Property and equipment are stated at the lower of fair value or cost. Depreciation is computed using the straight-line method at rates intended to distribute the cost of the assets over their estimated service lives as follows:


Land improvements                                                                                          15 years
Buildings                                                                                                5-30 years
Revenue equipment                                                                                         4-7 years
Other equipment                                                                                          3-10 years
Leasehold improvements                                                                                   3-20 years

Depreciation is computed using accelerated methods for income tax purposes. Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized, whereas those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the year of disposal.

GOODWILL - Goodwill represents the excess purchase price of the net assets acquired in the WTI business combination over their estimated fair value. Goodwill is amortized on a straight-line basis over a 20 year estimated useful life. Goodwill amortization amounted to $223,800 for each of the three years ended December 31, 2001, 2000 and 1999.

IMPAIRMENT OF LONG-LIVED ASSETS -The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

STOCK BASED COMPENSATION PLANS - The Company accounts for its stock-based compensation plans under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." In Note 6, the Company presents the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation." SFAS 123 requires companies that elect not to account for stock-based compensation as prescribed by that statement to disclose, among other things, the pro forma effects on operations as if SFAS 123 had been adopted.

INCOME TAXES - The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than possible enactments of changes in the tax laws or rates.

CLAIMS ACCRUALS - The Company accrues estimates for the uninsured portion of claims relating to the Company's insurance programs (see Note 5).

NET (LOSS) INCOME PER SHARE - In accordance with SFAS No. 128, "Earnings per Share", the Company reports two separate net income (loss) per share numbers, basic and diluted, for all periods presented. These per share amounts have been computed using the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share amounts are to be presented to include the effect of potentially dilutive securities.

Options that could potentially dilute basic net income (loss) per share in the future were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive. Antidilutive options were 85,200; 408,300; and 456,100 for the years ended December 31, 2001, 2000 and
1999, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's cash equivalents, short-term investments, trade receivables, trade payables and accrued expenses approximates fair value because of the short-term nature of these instruments. Additional fair value disclosure for the Company's interest-bearing debt is presented in Note 4.

RECENT ACCOUNTING PRONOUNCEMENTS - Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" was adopted effective January 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company does not enter into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of SFAS 133 has not had an impact on the financial position, results of operations, or cash flows of the Company.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations," and eliminates the pooling-of-interest method of accounting for business combinations. SFAS No. 141 also changes the criteria for recognizing intangible assets apart form goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) whether the intangible asset arises from contractual or other rights, or (2) whether the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

SFAS No. 142, generally effective January 1, 2002, supercedes APB No. 17, "Intangible Assets," and requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. The Company currently amortizes goodwill over its estimated useful life of twenty years.

The Company recorded $223,800, or $0.08 per share on a pre-tax basis, of goodwill amortization in 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 30, 2002. The Company does not anticipate the adoption of this statement will have a material impact on the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2001, the FASB issued SFAS No. 144, "accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for:
(1) recognition and measurement of the impairment of long-lived assets to be held and used and (2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate the adoption of this standard will have a material impact on the financial statements.

RECLASSIFICATIONS - Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

2.   EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 2001, 2000 and 1999 were $226,731, $165,562, and $280,890, respectively.

3.   LEASES

LESSEE

OPERATING LEASES - The Company leases certain terminal buildings, land and equipment under agreements which expire at various dates through 2002. The lease agreements generally include renewal options and the Company is required to pay taxes, insurance and normal maintenance for the facilities. Future minimum lease payments under all operating leases are insignificant.

Total rental expense for all operating leases was $170,741, $356,791, and $384,723, for the years ended December 31, 2001, 2000 and 1999, respectively.

LESSOR

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

The components of the net investment in sales-type leases at December 31, 2001 and 2000 are as follows:

                                                                                         2001              2000
                                                                                    -------------------------------
Minimum lease receivable                                                            $   7,929,530    $    6,120,316
Allowance for uncollectible receivables                                                (1,590,153)         (677,910)
                                                                                    -------------------------------
Net minimum lease receivable                                                            6,339,377         5,442,406
Unearned interest income                                                               (1,288,381)         (971,386)
                                                                                    -------------------------------
Net investment in sales-type leases                                                     5,050,996         4,471,020
Less current portion                                                                   (1,200,175)       (1,562,329)
                                                                                    -------------------------------
Net amount due after one year                                                       $   3,850,821    $    2,908,691
                                                                                    ===============================

Future minimum lease rentals for sales-type leases are as follows:

YEAR
2002                                                                                                 $    2,965,423
2003                                                                                                      2,511,297
2004                                                                                                      1,693,332
2005                                                                                                        759,478
                                                                                                     --------------
Total                                                                                                $    7,929,530
                                                                                                     ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gains on disposition of revenue equipment leased to owner-operators, interest income on these leases, rental income on operating leases, and provisions for bad debts related to sales-type leases are included as components of cost of independent contractors in the accompanying consolidated statements of operations.

OPERATING LEASES - The Company also leases revenue equipment to certain of its owner-operators and accounts for these transactions as operating leases. These leases have terms of three to three and one-half years. The revenue equipment under these leases had a cost of $1,423,174 and $550,751, and accumulated depreciation of $414,076 and $197,223 at December 31, 2001 and 2000, respectively.

Future minimum lease rentals for operating leases are as follows:

YEAR
2002                                                                                                 $      380,856
2003                                                                                                        249,074
2004                                                                                                         59,776
                                                                                                     --------------
Total                                                                                                $      689,706
                                                                                                     ==============

Total rental income from operating leases was $328,331, $273,360, and $713,030 for the years ended December 31, 2001, 2000 and 1999, respectively.

4.   BORROWING ARRANGEMENTS

Long-term debt at December 31, 2001 and 2000 is summarized as follows:

Revenue equipment obligations:                                                               2001              2000
                                                                                    -------------------------------

   LIBOR plus 1.25% subject to 5.0% minimum (5.00% - 2001 and 7.65% - 2000)
     Notes payable to banks in monthly installments through December 2005           $  11,478,728    $   39,513,292

   LIBOR plus 1.50% (3.38% - 2001 and 7.90% - 2000)
     Notes payable to banks in monthly installments through February 2006               3,876,631         3,621,086

   LIBOR plus 2.00% (3.83% - 2001 and 8.15% - 2000)
     Notes payable to banks in monthly installments through November 2006               2,054,475         3,722,197

   LIBOR plus 2.25% (4.13%-2001)
     Notes payable to banks in monthly installments through May 2004                   16,718,438                --

   Fixed rate of 5.75%
     Notes payable to finance company in monthly installments through
       December 2006                                                                    5,058,384                --
                                                                                    -------------------------------

   Total                                                                               39,186,656        46,856,575
Less current maturities                                                                13,580,359        13,534,198
                                                                                    -------------------------------
   Long-term debt                                                                   $  25,606,297    $   33,322,377
                                                                                    ===============================

Revenue equipment obligations are collateralized by revenue equipment.

The notes payable to banks bear interest ranging from LIBOR plus 1.25% to LIBOR plus 2.25% based on the Company's level of cash flows as defined in their loan agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt is scheduled to mature as follows:

YEAR
2002                                                                                                 $   13,580,359
2003                                                                                                     12,923,034
2004                                                                                                      6,473,252
2005                                                                                                      2,217,770
2006                                                                                                      1,344,253
Thereafter                                                                                                2,647,988
                                                                                                     --------------
Total                                                                                                $   39,186,656
                                                                                                     ==============

The Company also has a $2,500,000 line of credit under a commercial revolving note expiring March 31, 2002, bearing interest at LIBOR plus 1.75%. There were borrowings of $210,540 and $1,049,831 outstanding at December 31, 2001 and 2000, respectively. The Company renewed this line of credit during the first quarter of 2002.

Covenants under these loan agreements require the Company, among other things, to maintain a tangible net worth of $13,000,000, as defined, and to maintain certain financial ratios. On March 22, 2002, the Company received waivers from certain lenders due to non-compliance with financial ratios at December 31, 2001. After giving effect to the waivers, the Company was in compliance with all debt covenants at December 31, 2001.

The fair value of long-term debt approximates its carrying value and was estimated using a discounted cash flow analysis, based on the borrowing rate currently available to the Company for bank loans with similar terms and average maturities.

5.   COMMITMENTS AND CONTINGENCIES

Self Insurance Accruals

At December 31, 2001, the Company is self-insured as follows:

                                                                                                       RETENTION
                                                                                                          AMOUNT
                                                                                                  PER OCCURRENCE
                                                                                                  --------------
Workers' compensation                                                                              $     250,000
Liability - body injury                                                                            $     500,000*
Liability - property damage                                                                        $     500,000*
Employee medical and hospitalization
Cargo loss and damage                                                                              $     500,000*
General liability                                                                                  $     500,000*
Environmental losses                                                                                    No limit

* These coverages are all included in one retention amount per occurrence. Maximum retention is $500,000 per occurrence.

The above retention amounts represent rates which were negotiated with the Company's insurance carriers at June 30, 2001. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 2001, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. For claims prior to June 30, 1997, the Company had a retention amount per occurrence under workers' compensation of $300,000. For the period from July 1, 1997 to June 30, 2000, workers' compensation insurance was provided under fully insured policies. Effective July 1, 2000, the Company has a retention amount per occurrence under workers' compensation of $250,000.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit

The Company has outstanding letters of credit at December 31, 2001 totaling approximately $4,587,109 to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

Litigation

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

EMPLOYEE STOCK PURCHASE PLAN - During 1999, the Company established an Employee Stock Purchase Plan under which 175,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 85% of the market price of the stock as of the first or last day of the offering periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. The expense associated with this plan in 2001 and 2000 was insignificant.

STOCK OPTION PLAN - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. An aggregate of 500,000 shares of the Company's common stock are reserved for this Plan. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 2001 or 2000.

Information regarding the Plan is summarized below:

                                                                                                           WEIGHTED
                                                                                                            AVERAGE
                                                                                                           EXERCISE
                                                                                           SHARES             PRICE
                                                                                    -------------------------------
Outstanding at December 31, 1998                                                          444,810       $      9.36
   Granted                                                                                 65,250             10.25
   Exercised                                                                               (6,000)             6.00
   Terminated                                                                             (47,960)             9.40
                                                                                    -------------------------------
Outstanding at December 31, 1999                                                          456,100              9.53
   Terminated                                                                             (47,800)             8.58
                                                                                    -------------------------------
Outstanding at December 31, 2000                                                          408,300              9.62
   Granted                                                                                 20,000              2.55
   Terminated                                                                            (343,100)             9.54
                                                                                    -------------------------------
Outstanding at December 31, 2001                                                           85,200       $      8.28
                                                                                    ===============================

Options exercisable at December 31, 2001                                                   65,650       $      7.75

Options exercisable at December 31, 2000                                                  262,380       $      9.88

Options exercisable at December 31, 1999                                                  228,830       $     10.04

At December 31, 2001, 414,800 shares were available for future grant under the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information concerning stock options outstanding and options exercisable at December 31, 2001:

                                          OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                           ------------------------------------------------         -------------------------------
                                                  WEIGHTED
                                                   AVERAGE         WEIGHTED                                WEIGHTED
          RANGE OF           NUMBER OF           REMAINING          AVERAGE           NUMBER OF             AVERAGE
          EXERCISE              SHARES         CONTRACTUAL         EXERCISE              SHARES            EXERCISE
            PRICES         OUTSTANDING                LIFE            PRICE         EXERCISABLE               PRICE
-------------------------------------------------------------------------------------------------------------------
    $2.50 - $11.00              85,200                 6.2            $8.28              65,650               $7.75

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

Had compensation cost been determined based upon the fair value at the grant date for options awarded in 1999 under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net (loss) income and net
(loss) income per share would have differed from the amounts reported as follows:

                                         AS REPORTED                                     PRO FORMA
                                 2001           2000            1999           2001           2000            1999
-------------------------------------------------------------------------------------------------------------------
Net (loss) income        $   (406,700)  $   (974,454)  $    3,457,370  $   (728,767)  $ (1,506,993)  $    2,652,128
Basic and diluted
   net (loss) income
   per share             $      (0.14)  $      (0.32)  $         0.99  $       (.26)  $      (0.49)  $         0.76

The fair value per share for options granted was $1.98 for the year ended December 31, 2001 and $7.93 for the year ended December 31, 1999. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                            2001             2000              1999
-------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                     4.6%              --               6.5%
Dividend yield                                                              0.0%              --               0.0%
Expected volatility                                                        82.4%              --              81.2%
Weighted average expected life (in years)                                     6               --                 7

7.   INCOME TAXES (BENEFIT)

The provision (benefit) for income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following:

                                                                         2001              2000              1999
-------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                            $(24,428)        $(1,603,762)      $1,554,759
   State                                                                (3,893)             (2,170)         235,062
                                                                      --------         -----------       ----------
Total current provision (benefit)                                      (28,321)         (1,605,932)       1,789,821

Deferred:
   Federal                                                              21,990           1,625,520          549,962
   State                                                                11,369             (34,906)          90,369
                                                                      --------         -----------       ----------
Total deferred provision                                                33,359           1,590,614          640,331
                                                                      --------         -----------       ----------
Total provision (benefit) for income taxes                            $  5,038         $   (15,318)      $2,430,152
                                                                      ========         ===========       ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total income tax provision (benefit) for 2001, 2000 and 1999 is different from the amount that would be computed by applying the statutory federal income tax rate of 34% to income before income taxes. The reasons for this difference are as follows:

                                                                            2001             2000              1999
-------------------------------------------------------------------------------------------------------------------

Income tax (benefit) at expected federal income tax rate          $     (136,565)   $    (336,522)   $    2,001,757
State income taxes, net of federal tax effect                              4,934          (24,470)          214,785
Nondeductible operating expenses                                          72,381           58,254            37,659
Nondeductible goodwill amortization                                       76,592           76,592            76,592
Adjustment to estimated income tax accruals                                   --          191,956                --
Other                                                                    (12,304)          18,872            99,359
                                                                  -------------------------------------------------
                                                                  $        5,038    $     (15,318)   $    2,430,152
                                                                  =================================================

At December 31, 2001, the Company had state net operating loss carryforwards of approximately $5,808,000, which will expire in 2021.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

                                                                                             2001              2000
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Tax over book depreciation                                                       $  13,837,035    $   13,496,705
   Prepaid expenses deductible when paid                                                  695,592           500,803
   Capitalized tires                                                                       59,934           110,900
                                                                                    -------------------------------
Total deferred tax liabilities                                                         14,592,561        14,108,408
                                                                                    ===============================

Deferred tax assets:
   Accrued self insurance claims                                                    $     995,612     $     710,342
   Other accrued expenses not deductible until paid                                       179,247           416,007
   Allowance for losses on receivables                                                    751,296           375,915
   State NOL carryforward                                                                 296,904           268,779
   Other                                                                                   68,405            69,627
                                                                                    -------------------------------
Total deferred tax assets                                                               2,291,464         1,840,670
                                                                                    -------------------------------
Net deferred tax liabilities                                                        $  12,301,097     $  12,267,738
                                                                                    ===============================

The above amounts are reflected in the accompanying consolidated balance sheets as:


Current assets                                                                      $   1,497,047     $     919,811
Noncurrent liabilities                                                                (13,798,144)      (13,187,549)
                                                                                    -------------------------------
Net deferred tax liabilities                                                        $  12,301,097     $  12,267,738
                                                                                    ===============================

8.   MAJOR CUSTOMERS

The Company's largest 25, 10 and 5 customers accounted for approximately 41%, 24% and 16%, respectively, of the Company's revenues during the year ended December 31, 2001. Many of the Company's largest 25 customers are publicly held companies. No single customer accounted for more than 10% of the Company's revenues during the years ended December 31, 2001, 2000 and 1999. The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 10%, 9% and 8% of operating revenues during 2001, 2000 and 1999, respectively. Customers in the steel industry accounted for 42%, 42% and 45% of the Company's operating revenues for the years ended December 31, 2001, 2000 and 1999.

9.   SEGMENT INFORMATION

SFAS No. 131 establishes standards for the way in which public companies are to disclose certain information about operating segments in their financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The Company has identified two reportable segments based on the criteria of SFAS No. 131: Boyd and WTI. The Boyd segment is a flatbed carrier that hauls primarily steel and building products, throughout most of the continental United States, and operates 760 tractors. Boyd had 570 company drivers and 190 owner-operators as of December 31, 2001. The WTI segment is a flatbed carrier that hauls steel and roofing products, primarily in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

eastern two-thirds of the United States, and operates 212 tractors. WTI had 40 company drivers and 172 owner-operators as of December 31, 2001. Management of the Company evaluates segment performance based on measures of revenues, operating ratio, depreciation, interest and capital expenditures. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Summary information by segment follows:

                                                   BOYD                 WTI       ELIMINATIONS                TOTAL
                                        ---------------------------------------------------------------------------
RESULTS OF OPERATIONS

Year Ended December 31, 2001
   Operating revenues                   $   104,848,692     $    19,154,927       $   (147,340)    $    123,856,279
   Operating expenses                       101,491,640          20,292,569           (147,340)         121,636,869
   Operating income                           3,357,052          (1,137,642)                ---           2,219,410
   Operating ratio                                96.8%              105.9%                                   98.2%

Year Ended December 31, 2000
   Operating revenues                   $   102,009,220     $    25,068,143       $   (352,577)    $    126,724,786
   Operating expenses                        98,066,670          26,176,562           (352,577)         123,890,655
   Operating income                           3,942,550          (1,108,419)                 --           2,834,131
   Operating ratio                                96.1%              104.4%                                   97.8%

Year Ended December 31, 1999
   Operating revenues                   $    97,538,284     $    35,820,537       $   (221,549)    $    133,137,272
   Operating expenses                        90,263,060          34,878,069           (221,549)         124,919,580
   Operating income                           7,275,224             942,468                  --           8,217,692
   Operating ratio                                92.5%               97.4%                                   93.8%

IDENTIFIABLE ASSETS

As of December 31, 2001
   Cash and cash equivalents            $       943,574     $     1,277,881                        $      2,221,455
   Property and equipment                    54,740,848           3,772,426                              58,513,274
   Goodwill, net                                     --           3,452,446                               3,452,446
   Long-term debt                            37,587,257           1,599,399                              39,186,656

As of December 31, 2000
   Cash and cash equivalents            $      (44,234)     $     1,317,515                        $      1,273,281
   Property and equipment                    62,137,993           4,599,375                              66,737,368
   Goodwill, net                                     --           3,676,246                               3,676,246
   Long-term debt                            43,451,096           3,405,479                              46,856,575

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000 (in thousands, except per share data). The summation of quarterly earnings per share may not agree with annual earnings per share.

                                                                       2001
                               ------------------------------------------------------------------------------------
                                        MARCH 31,              JUNE 30,         SEPTEMBER 30,          DECEMBER 31,(a)
                               ------------------------------------------------------------------------------------
OPERATING REVENUES             $           30,259    $           31,670    $           32,457    $           29,470
OPERATING INCOME (LOSS)                       453                 1,172                   980                  (386)
NET INCOME (LOSS)                            (293)                  283                   230                  (627)
BASIC AND DILUTED NET INCOME
   (LOSS) PER SHARE                        (0.10)                 0.10                  0.08                 (0.22)

                                                                       2000
                               ------------------------------------------------------------------------------------
                                        March 31,              June 30,         September 30,          December 31,(b)
                               ------------------------------------------------------------------------------------
Operating revenues             $           33,826    $           32,601    $           31,202    $           29,096
Operating income (loss)                     1,406                 1,393                   896                  (861)
Net income (loss)                             231                   208                  (65)                (1,349)
Basic and diluted net income
   (loss) per share                          0.07                  0.07                (0.02)                (0.44)

(a) The fourth quarter of 2001 included a reduction in the carrying value of revenue equipment and charges to increase reserves for receivables associated with owner-operator leases at WTI of approximately $725,000.

(b) The fourth quarter of 2000 included charges to increase reserves for owner-operator leases at Boyd of approximately $434,000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of
     Boyd Bros. Transportation Inc.
Clayton, Alabama


We have audited the consolidated balance sheet of Boyd Bros. Transportation
Inc. and subsidiary as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Boyd Bros. Transportation Inc. as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, were audited by other auditors whose report dated February 9, 2001 (March 28, 2001 as to the waiver letters described in Note 4), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



                                               /s/ BDO Seidman, LLP


Atlanta, Georgia
January 31, 2002, except for Note 4,
     which is as of March 22, 2002